06017288

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1
403.691.7508

main 403.691.7575
fax

September 26, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

To whom it may concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

Deborah S. Stein
Vice President Controller

enclosures

dew 10/5

SEC File # 82-349

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	08/01/2006 - 08/31/2006

Summary

Issued & Outstanding Opening Balance : 53,489,397 As at : 08/01/2006

	Effect on Issued & Outstanding Securities
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	2,000
DRIP Plan #1 - Trust Units	149,081
DRIP Plan #2 - Exchangeable LP Units	8,302
Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance : 53,648,780

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: **367,550** As at : 08/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
08/04/2006	N			3,000	
Filer's comment $23.80 Options cancelled due departure of employee					
08/04/2006	N			3,000	
Filer's comment $29.15 Options cancelled due to departure of employee					
08/08/2006	N		1,000		
Filer's comment $23.80 options exercised, expiring April 23, 2015					
08/09/2006	N		1,000		
Filer's comment $7.25 options exercised, expiring December 6, 2011					
08/15/2006	N			10,000	
Filer's comment $25.08 options cancelled due to departure of employee					
Totals		0	2,000	16,000	0

Stock Options Outstanding Closing Balance: **349,550** As at : 08/31/2006

DRIP Plan #1 - Trust Units

Opening Reserve **4,589,588** As at : 08/01/2006

Effective Date	Securities Listed	Securities Issued

08/15/2006		149,081
Totals	0	149,081

SEC File # 82-34911

Closing Reserve: **4,440,507** As at : 08/31/2006

DRIP Plan #2 - Exchangeable LP Units

Opening Reserve **811,332** As at : 08/01/2006

Effective Date	Securities Listed	Securities Issued
08/15/2006		8,302
Totals	0	8,302

Closing Reserve: **803,030** As at : 08/31/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Pamela Deveau
Phone:	4036917517
Email:	pamela.deveau@altagas.ca
Submission Date:	
Last Updated:	09/06/2006 15:39:53

SEC File # 82-3491

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	08/01/2006 - 08/31/2006

Summary

Issued & Outstanding Opening Balance :	53,489,397	As at :	08/01/2006
	Effect on Issued & Outstanding Securities		
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	2,000		
DRIP Plan #1 - Trust Units	149,081		
DRIP Plan #2 - Exchangeable LP Units	8,302		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	53,648,780		

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance: **367,550** As at : 08/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
0[illegible]2006	N			3,000	
F[illegible]s comment					
$23.80 Options cancelled due departure of employee					
08/04/2006	N			3,000	
Filer's comment					
$29.15 Options cancelled due to departure of employee					
08/08/2006	N		1,000		
Filer's comment					
$23.80 options exercised, expiring April 23, 2015					
08/09/2006	N		1,000		
Filer's comment					
$7.25 options exercised, expiring December 6, 2011					
Totals		0	2,000	6,000	0

Stock Options Outstanding Closing Balance: **359,550** As at : 08/31/2006

DRIP Plan #1 - Trust Units

Opening Reserve **4,589,588** As at : 08/01/2006

Effective Date	Securities Listed	Securities Issued
08/15/2006		149,081
Totals	0	149,081

Closing Reserve: **4,440,507** As at : 08/31/2006

DRIP Plan #2 - Exchangeable LP Units

SEC File # 82-3491

Opening Reserve		811,332	As at :	08/01/2006

Effective Date	Securities Listed	Securities Issued
/2006		8,302
Totals	0	8,302

Closing Reserve:		803,030	As at :	08/31/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Pamela Deveau
Phone:	4036917517
Email:	pamela.deveau@altagas.ca
Submission Date:	
Last Updated:	09/06/2006 12:47:16

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST TO HOLD CONFERENCE CALL AND WEBCAST ON SECOND QUARTER RESULTS ON AUGUST 9, 2006

Calgary, Alberta (August 3, 2006) -- AltaGas Income Trust (AltaGas or the Trust) will announce its second quarter results on Wednesday August 9, 2006. A conference call and webcast to discuss the results will be held the same day.

Time:	2:00 p.m. Mountain Time (4:00 p.m. Eastern Time)
Dial-in:	416-695-5259 or toll free at 1-877-888-4210
Webcast:	http://events.onlinebroadcasting.com/altagas/080906/index.php

Shortly after the conclusion of the call, a replay will be available by dialing 416-695-5275 or 888-509-0081. The passcode is 627634. The replay will expire at midnight (Eastern) on August 15, 2006. The webcast will be archived for one year.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

AltaGas NEWS RELEASE

ALTAGAS REPORTS 25 PERCENT INCREASE IN YEAR-TO-DATE NET INCOME AND INCREASES MONTHLY DISTRIBUTION BY 3 PERCENT

CALGARY, August 9, 2006 (TSX: ALA.UN) AltaGas Income Trust (AltaGas or the Trust) today announced net income of $29.9 million ($0.54 per unit) for the three months ended June 30, 2006, up from $19.1 million ($0.35 per unit) in the same period of 2005. Net income for the six months ended June 30, 2006 was $58.5 million ($1.06 per unit) compared to $46.7 million ($0.87 per unit) in the same period in 2005 - an increase of 25 percent.

AltaGas also announced that the Board of Directors of AltaGas General Partner Inc., delegate of the Trustee, increased its monthly cash distribution to $0.17 per trust and exchangeable unit ($2.04 per unit annualized) from $0.165 per unit ($1.98 per unit annualized). Payable on September 15, 2006 to unitholders of record on August 25, 2006, the distribution represents a 3 percent increase over the previous monthly distribution. AltaGas' total distributions declared in second quarter 2006 were $0.495 per unit.

"We are pleased with our results so far this year. Our Power Generation and Extraction and Transmission businesses have contributed to our solid earnings growth and we are on track for another successful year," said David Cornhill, Chairman, President and CEO of the Trust. He added, "Today our Board approved our second distribution increase this year. We are proud of our strong track record of enhancing unitholder value."

Net income in second quarter 2006 was higher than in 2005 due to higher power prices received and lower transmission costs in the Power Generation segment, a $6.6 million non-cash future income tax benefit as a result of a reduction in federal and Alberta corporate income tax rates, lower interest expense due to lower debt balances and interest rates, and higher natural gas liquids fractionation spreads. These increases were partially offset by higher administrative and compensation expenses and a lower contribution from the Field Gathering and Processing (FG&P) segment as a result of operational issues that have since been resolved.

Year-to-date net income was impacted by the same factors as the quarter. Results in first half of 2005 included a one-time after-tax gain of $7.9 million on the sale of Taylor NGL Partnership (Taylor) units and a non-recurring loss from the Taylor investment of $0.4 million. Results in the second quarter and first half of 2005 also included contributions from the Natural Gas Distribution (NGD) segment, which was spun-out into a separate publicly traded entity in November 2005.

FINANCIAL HIGHLIGHTS (1)

- Funds generated from operations were $35.3 million ($0.64 per unit) for second quarter 2006, compared to $30.4 million ($0.56 per unit) for the same period in 2005. Funds generated from operations for the first half of 2006 were $76.9 million ($1.40 per unit), up from $61.5 million ($1.15 per unit) in the first half of 2005. In 2005, funds generated from operations included the NGD business, and excluded proceeds from the Taylor unit disposition.
- Earnings before interest, taxes, depreciation and amortization were $37.4 million ($0.68 per unit) this quarter, compared to $34.1 million ($0.63 per unit) in the same quarter in 2005. EBITDA for the first half of 2006 was $83.5 million ($1.52 per unit), up from $80.4 million ($1.50 per unit) in the first half of 2005. EBITDA in the first half of 2005 included $9.2 million related to the gain on disposition of Taylor units and $2.3 million and $9.5 million in the second quarter and first half of 2005, respectively, related to the NGD business.
- Total debt was $277.2 million, compared to $269.0 million at December 31, 2005. The Trust's debt-to-total capitalization ratio was 35.5 percent, versus 36.0 percent at the end of 2005.

(1) Includes non-GAAP financial measures. Please see discussion in Non-GAAP Financial Measures section of the Trust's second quarter Management's Discussion and Analysis.

IN THE SECOND QUARTER, ALTAGAS:

- Formed the GreenWing Energy Development Limited Partnership to develop a portfolio of power projects in North America with potential to develop approximately 800 MW of generation capacity.

- Signed a Memorandum of Agreement with Aeolis Wind Power Corporation (Aeolis) to jointly pursue the development of an additional 300 MW of wind power in British Columbia. At the same time, AltaGas signed a financial commitment letter with Bear Mountain Wind Limited Partnership (BMWLP), a partnership in which AltaGas has 50 percent interest, to fund a portion of the proposed Bear Mountain Wind Farm in northeast British Columbia, near Dawson Creek.
- Announced it had committed approximately $16 million of capital expenditures to April 2006 in response to continued high levels of drilling activity in many of AltaGas' field gathering and processing locations. Of this capital, $9 million is expected to increase throughput at the Prairie River gas plant by up to 10 Mmcf/d beginning in the third quarter of 2006.

SUBSEQUENT TO THE SECOND QUARTER, ALTAGAS:

- Announced it will acquire a 93 percent interest in the new 10 Mmcf/d Clear Hills sour gas processing facility and a 100 percent interest in an associated 16 kilometre sour gas gathering line in Northwest Alberta. The acquisition is currently expected to cost approximately $14 million and expected to be fully commissioned in the third quarter.
- On July 27, 2006 the Trust and Aeolis announced that BMWLP was one of the winning bidders in the BC Hydro Fiscal 2006 Open Call for Power. The proposed 120 MW Bear Mountain Wind Park is located in northeast British Columbia, near Dawson Creek. BC Hydro has issued the energy purchase contracts with a requirement for winning bidders to sign by the end of August. Conditions precedent must be satisfied before the project proceeds.

AltaGas will hold a teleconference today at 2:00 p.m. Mountain time (4:00 p.m. Eastern) to discuss the second quarter 2006 financial and operating results and other general issues and developments concerning the Trust. Members of the media, investment community and other interested parties may dial 416-695-5259 or call toll free at 1-877-888-4210. No passcode is required. Please note that the conference call will also be webcast. To listen, please connect here: http://events.onlinebroadcasting.com/altagas/080906/index.php.

Shortly after the conclusion of the call, a replay will be available by dialing 416-695-5275 or 1-888-509-0081. The passcode is 627634. The replay will expire at midnight (Eastern) on August 15, 2006. The webcast will be archived for one year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim Consolidated Financial Statements presented herein report on a continuity-of-interest accounting basis which recognizes AltaGas Income Trust (AltaGas or the Trust) as the successor to AltaGas Services Inc. (ASI). This MD&A dated August 9, 2006 is a review of the results of operations and the liquidity and capital resources of the Trust. It should be read in conjunction with the accompanying unaudited interim Consolidated Financial Statements of the Trust as at and for the three and six-month periods ended June 30, 2006 and the Notes thereto and with the audited Consolidated Financial Statements and MD&A contained in the Trust's annual report for the year ended December 31, 2005.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this MD&A are expressly qualified as cautionary statements.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, filed as AltaGas Services Inc. prior to May 1, 2004, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

On April 29, 2004, the securityholders of ASI voted in favour of a plan of arrangement to reorganize the business of ASI into an open-ended investment trust effective May 1, 2004. For each common share of ASI, shareholders received either one unit of the Trust (trust unit) or one exchangeable unit of AltaGas Holding Limited Partnership No. 1 (AltaGas LP#1) or AltaGas Holding Limited Partnership No. 2 (AltaGas LP#2) (trust units and exchangeable units being collectively units). As a result of implementing the reorganization, the Trust indirectly held through its subsidiaries and partnerships all of the assets, liabilities and businesses formerly owned by ASI. The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Pipelines Partnership, as well as PremStar Energy Canada Limited Partnership and ECNG Limited Partnership (collectively the operating subsidiaries). AltaGas Utilities Inc. was owned by the Trust until the November 17, 2005 spin-out of the Natural Gas Distribution segment. The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is derived from operating income earned from partnership interests held by AltaGas LP#1, from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the holders of the units, has been delegated by the trustee of the Trust to manage or supervise the management of the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

DISTRIBUTIONS

AltaGas' distributions are determined giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital and debt repayment requirements of the Trust. The Trust targets to pay substantially all of its ongoing sustainable distributable cash through regular monthly distributions made to unitholders.

The Trust commenced monthly distributions of $0.15 for each trust unit and exchangeable unit on June 15, 2004. AltaGas pays cash distributions on the 15th day of each month to unitholders of record on the 25th day of the previous month or, in each case, the following business day if the payment date or record date falls on a weekend or holiday.

The Trust's monthly cash distribution was increased to $0.16 per unit, an increase of 7 percent from $0.15 per unit, payable to unitholders of record on August 25, 2005.

On March 1, 2006, the Trust's monthly cash distribution was increased to $0.165 per unit payable to unitholders of record on March 27, 2006. During second quarter 2006, AltaGas declared cash distributions of $0.495 per unit compared to $0.45 per unit in second quarter 2005.

On August 9, 2006 the Trust's monthly cash distribution was increased to $0.17 per unit payable to unitholders of record on August 25, 2006.

On November 17, 2005 the Trust completed the spin-out of its 100 percent owned subsidiary AltaGas Utility Group Inc. (Utility Group), as a separate, publicly traded corporation. As part of the spin-out, the Trust distributed one common share of Utility Group (valued at $7.50 per share) for every 13.9592 trust units held on November 14, 2005.

The following table summarizes AltaGas' dividend and distribution declaration history since 2003 (1):

($ per unit)	2006	2005	2004	2003
First quarter	$ **0.485**	$ 0.45	$ 0.11	$ 0.08
Second quarter	**0.495**	0.45	0.30	0.08
Third quarter		0.47	0.45	0.11
Fourth quarter		0.48	0.45	0.11
Distribution of shares(2)		0.54	-	-
	$ **0.98**	$ 2.39	$ 1.31	$ 0.38

(1) Dividends were paid to shareholders from first quarter 2001 through first quarter 2004 prior to the reorganization of AltaGas Services Inc. into AltaGas Income Trust. The trust conversion occurred in May 2004 and monthly distributions were declared to unitholders beginning May 2004.

(2) One share of Utility Group was issued for every 13.9592 trust units held on November 14, 2005.

On May 20, 2004, AltaGas adopted a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (DRIP) for eligible holders of trust units and exchangeable units of AltaGas Income Trust, AltaGas LP#1, and AltaGas LP#2. DRIP participation generated $11.6 million in new equity through the issuance of 0.4 million trust units for the quarter ended June 30, 2006. By June 30, 2006, the DRIP had contributed a total of $58.8 million of new equity and 2.4 million new units. Complete details on the DRIP are available on the AltaGas website at www.altagas.ca.

CONSOLIDATED RESULTS

Consolidated Financial Results ($ millions)	Three months ended June 30		Six months ended June 30	
	2006	2005	**2006**	2005
Revenue	**299.6**	325.6	**677.4**	678.5
Net revenue(1)	**72.8**	67.5	**151.9**	146.9
EBITDA(1)	**37.4**	34.1	**83.5**	80.4
Operating income(1)	**26.0**	22.0	**61.0**	56.2
Net income	**29.9**	19.1	**58.5**	46.7
Total assets	**1,000.6**	1,069.6	**1,000.6**	1,069.6
Total long-term liabilities	**341.9**	303.4	**341.9**	303.4
Net additions to capital assets	**15.0**	8.5	**33.2**	3.6
Cash flows				
Funds generated from operations(1)	**35.3**	30.4	**76.9**	61.5
Distributable cash(1)	**33.7**	27.9	**73.7**	57.6
Distributions paid (2)	**27.3**	24.2	**53.6**	48.2

($ per unit)				
EBITDA[1]	**0.68**	0.63	**1.52**	1.50
Net income	**0.54**	0.35	**1.06**	0.87
Cash flows				
Funds generated from operations[1]	**0.64**	0.56	**1.40**	1.15
Distributable cash[1]	**0.61**	0.52	**1.34**	1.07
Distributions paid[2]	**0.495**	0.45	**0.975**	0.90
Units outstanding (millions)				
Weighted average number of units outstanding for the period (basic)	**55.2**	53.8	**55.0**	53.6
End of period	**55.4**	54.0	**55.4**	54.0

(1) Non-GAAP financial measure. See discussion in the following section of the MD&A.
(2) Distributions paid of $0.165 per unit per month commencing in April 2006. From September 2005 to March 2006 distributions of $0.16 per unit per month were paid. From June 2004 to August 2005 distributions of $0.15 per unit per month were paid.

CONSOLIDATED FINANCIAL REVIEW

Net income for the three and six months ended June 30, 2006 was $29.9 million ($0.54 per unit) and $58.5 million ($1.06 per unit) respectively, compared to $19.1 million ($0.35 per unit) and $46.7 million ($0.87 per unit) for the same periods in 2005. The increase in net income for second quarter 2006 was due to higher prices received on power volumes sold, lower power transmission costs, $6.6 million in lower taxes related to future income tax recoveries, which reflected substantively enacted reductions to both federal and Alberta corporate tax rates, lower interest expense and higher natural gas liquids fractionation spreads (frac spreads). The growth in the FG&P segment was partially offset by the negative impact of planned and unplanned downtime at the Bantry and Rainbow Lake facilities.

The increase in net income for the six months ended June 30, 2006 was due to higher prices received on power volumes sold, lower power transmission costs, $6.6 million in lower taxes related to future income tax recoveries, lower interest expense, growth in the FG&P segment and higher frac spreads, partially offset by the negative impact of planned and unplanned downtime at the Bantry and Rainbow Lake facilities. Net income in the first half of 2006 was also reduced by the spin-out of the NGD segment which occurred in November 2005, while an after-tax gain of $7.9 million on the sale of Taylor units in first quarter 2005 contributed to net income in the first half of 2005.

Funds generated from operations for the second quarter and first half of 2006 were $35.3 million and $76.9 million respectively, compared to $30.4 million and $61.5 million in the same periods last year. The increases were due to stronger operating results in second quarter and first half of 2006 compared to the same periods last year.

On a consolidated basis net revenue for the three months ended June 30, 2006 was $72.8 million compared to $67.5 million in the same quarter last year. The increase was due to higher power prices received on power sold and lower transmission costs in the Power Generation segment, higher operating cost recoveries, expansions and acquisitions in the FG&P segment, higher frac spreads and the acquisition of iQ2, partially offset by the spin-out of the NGD business in November 2005. Net revenue reported by the NGD segment in second quarter 2005 was $6.9 million. Second quarter 2005 included a one-time negative adjustment of $0.6 million related to the Trust's investment in Taylor.

Net revenue for the six months ended June 30, 2006 was $151.9 million compared to $146.9 million in the same period in 2005. The increase was due to the same factors as described for the second quarter. The first half of 2005 net revenue included $9.2 million from the gain on the sale of the Taylor units as well as a one-time negative adjustment of $0.6 million for the management reorganization related to Taylor, and $18.7 million from the NGD business which was spun-out in late 2005. Excluding the impact of the Taylor gain and the NGD segment, net revenue in the first half of 2006 increased 27 percent compared to the same period last year.

In the Power Generation, Energy Services and Extraction and Transmission segments, net revenue, which is revenue less the cost of commodities purchased for sale and shrinkage, better reflects performance than does revenue, as changes in the market price of natural gas and power affect both revenue and cost of goods sold.

Operating and administrative expenses for the three and six months ended June 30, 2006 were $35.4 million and $68.4 million respectively, compared to $33.4 million and $66.5 million for the same periods in 2005. The increases were due to higher overall operating and administrative costs, additional costs from new FG&P facilities and higher costs due to the acquisition of iQ2. These increases were offset by the spin-out of the NGD segment in fourth quarter 2005, which reported operating and administrative costs of $4.6 million and $9.2 million in the three and six months ended June 30, 2005 respectively. Increased costs of $0.4 million and $1.2 million in second quarter and first half of 2006 respectively were incurred to meet new certification requirements for reporting issuers mandated by the Canadian Securities Administrators.

Amortization expense for the three and six months ended June 30, 2006 decreased to $11.4 million and $22.5 million respectively, from $12.1 million and $24.2 million in the same periods last year. The decreases were due to the spin-out of the NGD segment, partially offset by increases related to the growth in capital assets resulting from acquisitions and internal expansion projects, higher depletion expense related to the Trust's oil and gas properties and to amortization related to the acquisition of Energy Services contracts.

Interest expense for the three and six months ended June 30, 2006 was $3.4 million and $6.7 million respectively, compared to $5.0 million and $10.1 million for the same periods last year. The decreases in both periods were due to lower average debt balances as a result of using the proceeds of the November 17, 2005 spin-out of the NGD segment to repay $85.4 million of debt, and higher funds generated from operations. Also contributing to the lower interest expense was a lower average borrowing rate of 4.93 percent in second quarter 2006 (first half 2006 – 4.92 percent), compared to 5.92 percent in second quarter 2005 (first half 2005 – 5.89 percent), driven by the 2005 refinancing of term debt at lower rates.

Income taxes for the three and six months ended June 30, 2006 were recoveries of $7.3 million and $4.2 million, respectively, compared to recoveries of $2.1 million and $0.6 million for the same periods in 2005. During the second quarter of 2006, the federal and Alberta governments substantially enacted income tax rate reductions, resulting in a non-recurring reduction in income tax expense of $6.6 million. Before the non-recurring reductions, income taxes for the three and six months ended June 30, 2006 were a recovery of $0.7 million and an expense of $2.2 million respectively. The increased income tax expense was due to higher net income in 2006, as well as the 2005 effective tax rates being reduced by the Taylor capital gain reported in first quarter 2005. Income taxes reported for first half of 2005 also included an expense of $1.0 million related to the NGD segment.

NON-GAAP FINANCIAL MEASURES

AltaGas provides certain financial measures in this MD&A that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other entities.

The purpose of these financial measures and their reconciliation to GAAP financial measures is shown below. All of the measures have been calculated consistent with previous disclosures by AltaGas.

Net Revenue ($ millions)	**Three months ended June 30** 2006	2005	**Six months ended June 30** 2006	2005
Net revenue	**72.8**	67.5	**151.9**	146.9
Add: cost of sales	**226.8**	258.1	**525.5**	531.6
Revenue (GAAP financial measure)	**299.6**	325.6	**677.4**	678.5

In the Power Generation, Energy Services and Extraction and Transmission segments, net revenue is a better measure of business performance than revenue, as changes in the market price of power and natural gas purchased for resale and shrinkage affect both revenue and cost of sales.

Operating Income ($ millions)	Three months ended June 30 2006	2005	Six months ended June 30 2006	2005
Operating income	**26.0**	22.0	**61.0**	56.2
Add (deduct): Interest	**(3.4)**	(5.0)	**(6.7)**	(10.1)
Income taxes	**7.3**	2.1	**4.2**	0.6
Net income (GAAP financial measure)	**29.9**	19.1	**58.5**	46.7

AltaGas reports segmented operating income in the Notes to the Consolidated Financial Statements.

EBITDA ($ millions)	Three months ended June 30 2006	2005	Six months ended June 30 2006	2005
EBITDA	**37.4**	34.1	**83.5**	80.4
Add (deduct): Amortization	**(11.4)**	(12.1)	**(22.5)**	(24.2)
Interest	**(3.4)**	(5.0)	**(6.7)**	(10.1)
Income taxes	**7.3**	2.1	**4.2**	0.6
Net income (GAAP financial measure)	**29.9**	19.1	**58.5**	46.7

EBITDA is provided to assist in understanding the Trust's ability to generate cash and cover interest payments.

Funds Generated from Operations ($ millions)	Three months ended June 30 2006	2005	Six months ended June 30 2006	2005
Funds generated from operations	**35.3**	30.4	**76.9**	61.5
Add (deduct): Net change in non-cash working capital and ARO and other costs incurred	**8.5**	1.5	**(7.4)**	(13.4)
Cash from operations (GAAP financial measure)	**43.8**	31.9	**69.5**	48.1

Funds generated from operations is provided to assist in determining the Trust's ability to generate cash from operations, after interest and taxes, without regard to changes in the Trust's non-cash working capital and asset retirement and other expenditures in the period.

Distributable Cash ($ millions)	Three months ended June 30 2006	2005	Six months ended June 30 2006	2005
Distributable cash flow	**33.7**	27.9	**73.7**	57.6
Add (deduct): Maintenance capital expenditures	**1.6**	2.5	**3.2**	3.9
Net change in non-cash working capital and ARO and other costs incurred	**8.5**	1.5	**(7.4)**	(13.4)
Cash from operations (GAAP financial measure)	**43.8**	31.9	**69.5**	48.1

The Trust's distributable cash is equal to consolidated funds generated from operations before changes in non-cash working capital and asset retirement and other costs incurred, after providing for maintenance capital expenditures. Distributable cash is not a defined performance measure under GAAP and distributable cash cannot be assured. The Trust's calculation of distributable cash may differ from similar calculations used by comparable entities. Distributable cash is a main performance measure used by management and investors to evaluate performance of the Trust and its operating subsidiaries.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income ($ millions)	Three months ended June 30 **2006**	2005	Six months ended June 30 **2006**	2005
Field Gathering and Processing	**4.0**	5.7	**10.9**	11.3
Extraction and Transmission	**9.4**	7.6	**17.7**	15.7
Power Generation	**18.5**	12.0	**41.3**	20.1
Energy Services	**0.4**	0.7	**1.0**	2.5
Natural Gas Distribution	**-**	0.3	**-**	5.5
Corporate	**(6.3)**	(4.3)	**(9.9)**	1.1
	26.0	22.0	**61.0**	56.2

FIELD GATHERING AND PROCESSING

The Field Gathering and Processing segment includes the field gathering and processing facilities, as well as AltaGas' investments in businesses ancillary to the gathering and processing business.

Financial Results ($ millions)	Three months ended June 30 **2006**	2005	Six months ended June 30 **2006**	2005
Revenue	**33.5**	31.0	**68.0**	61.6
Net revenue	**31.0**	28.6	**62.9**	56.6
Operating and administrative expense	**21.2**	17.9	**40.4**	35.2
Amortization expense	**5.8**	5.0	**11.6**	10.1
Operating income	**4.0**	5.7	**10.9**	11.3

Operating Statistics	Three months ended June 30 **2006**	2005	Six months ended June 30 **2006**	2005
Capacity (Mmcf/d)(1)	**1,002**	916	**1,002**	916
Throughput (gross Mmcf/d)(2)	**565**	561	**568**	560
Capacity utilization (percent) (2)	**56**	62	**57**	61
Average working interest (percent)(1)	**90**	89	**90**	89

(1) As at June 30.
(2) Average for the period.

Results of Operations

Operating income in the FG&P segment in second quarter and first half of 2006 was $4.0 million and $10.9 million respectively compared to $5.7 million and $11.3 million in the same periods last year. The decreases were mainly due to planned and unplanned downtime at AltaGas' Bantry facility and upstream disruptions at the Rainbow Lake plant. The decreases were partially offset by increased earnings from new and expanded facilities added in late 2005 and early 2006, including Blair Creek, Clear Prairie, Princess, Marten Creek and Iron Creek and the receipt in first quarter 2006 of approximately $1.0 million from take-or-pay contractual provisions.

Utilization reported in second quarter 2006 was 56 percent, compared to the 62 percent reported in the same quarter last year and 57 percent in the first half of this year. The first quarter 2006 start-up of Princess and Clear Prairie increased the June 30, 2006 period-end capacity, but the facilities were not operating at normal levels by June 30, lowering utilization by 3 percentage points in the second quarter. Volumes at these facilities are expected to ramp up throughout the remainder of the year. Also contributing to the utilization decline in the first half of 2006 were planned and unplanned downtime at Bantry and third-party disruptions at Rainbow Lake, reducing utilization by a further 1 percentage point. Both facilities resumed normal operations by the end of the second quarter. The second quarter is historically

when volumes are impacted by lower producer activity associated with spring breakup, producer maintenance activity and AltaGas maintenance activity. This activity has been offset this year by new volumes processed at Princess, Blair Creek and Clear Prairie.

Revenue in the FG&P segment in second quarter and first half of 2006 was $33.5 million and $68.0 million respectively compared to $31.0 million and $61.6 million in the same periods last year. Net revenue increased to $31.0 million from $28.6 million in the second quarter and to $62.9 million from $56.6 million for the first half of the year. The increase of $2.5 million in second quarter 2006 was mainly due to increased throughput from expansions and additions, higher gathering and processing fees and higher operating cost recoveries, partially offset by downtime at the Bantry facility and upstream disruptions at Rainbow Lake. The increase of $6.4 million in the first half of 2006 was due to the same factors as the second quarter increase as well as a take-or-pay receipt resulting from a contractual arrangement in first quarter 2006.

Operating and administrative expense in the FG&P segment in second quarter and first half of 2006 was $21.2 million and $40.4 million respectively, compared to $17.9 million and $35.2 million in the same periods last year. New facilities and expansions of existing facilities, higher repair and maintenance costs, higher power costs, and higher overall operating costs contributed to the increases in the quarter and the first half of 2006. A positive equalization adjustment of $0.7 million recorded in the first quarter last year also contributed to the year-over-year increase in operating and administrative expense.

Amortization expense in the FG&P segment in second quarter and first half of 2006 was $5.8 million and $11.6 million respectively, compared to $5.0 million and $10.1 million in the same periods last year due to amortization of new plants including Blair Creek, Princess, Clear Prairie, and other capital additions in 2005 and early 2006.

Operating income as a percentage of net revenue in the FG&P segment in second quarter and first half of 2006 was 13 percent and 17 percent respectively, compared to 20 percent in the same periods in 2005. The decreases were mainly due to operational upsets at the Bantry and Rainbow Lake facilities, which reduced operating income while higher operating cost recoveries and take-or-pay receipts in the first half of the year contributed to increases in net revenue.

Outlook

AltaGas expects that full-year 2006 FG&P results will continue to benefit from the 2005 and early 2006 acquisitions and expansions. With return to normal operations at Bantry and Rainbow Lake and contribution of new facilities, utilization rates are expected to increase to levels closer to AltaGas' historical norms over the course of the year. While the natural gas industry has been experiencing some contraction in drilling activity, AltaGas continues to experience strong well tie-ins and does not anticipate any significant impact to its FG&P segment as a result of the contraction over the remainder of the year.

The expansion at Prairie River and equipment modifications resulting in throughput increases at Iron Creek and Rainbow Lake announced in second quarter 2006 are expected to begin contributing to earnings during third quarter 2006. The Clear Hills acquisition announced on July 6, 2006 is expected to begin contributing to operating income upon commissioning of the facility at the end of August 2006. A turnaround is planned at Rainbow Lake for early September to coincide with planned downstream pipeline outages. AltaGas expects that the third quarter will strengthen as operational issues at Bantry and Rainbow Lake have been resolved.

EXTRACTION AND TRANSMISSION

The Extraction and Transmission segment includes ethane and natural gas liquids (NGL) extraction plant interests and transmission pipelines.

Financial Results	Three months ended June 30		Six months ended June 30	
($ millions)	**2006**	2005	**2006**	2005
Revenue	**37.4**	43.3	**73.5**	86.2
Net revenue	**15.3**	13.4	**29.7**	27.1
Operating and administrative expense	**4.0**	3.9	**8.2**	7.7
Amortization expense	**1.9**	1.9	**3.8**	3.7
Operating income	**9.4**	7.6	**17.7**	15.7

Operating Statistics	Three months ended	June 30	Six months ended	June 30
	2006	2005	**2006**	2005
Extraction				
Inlet capacity (Mmcf/d)[(1)]	**539**	539	**539**	539
Production (Bbls/d)[(2)]	**18,976**	18,883	**19,188**	19,987
Transmission volumes (Mmcf/d)[(2)(3)]	**399**	434	**399**	432

(1) As at June 30.
(2) Average for the period.
(3) Excludes condensate pipeline volumes.

Operating income in the Extraction and Transmission (E&T) segment in second quarter 2006 and first half of the year was $9.4 million and $17.7 million respectively, compared to $7.6 million and $15.7 million for the same periods last year. The increases were mainly due to higher NGL frac spreads in the extraction business. Frac spreads in second quarter and first half of 2006 were in excess of $22.00/Bbl and $18.00/Bbl respectively compared to about $10.00/Bbl in the same periods in 2005. Operating income for the transmission business for the quarter and the first six months of 2006 was essentially flat compared to 2005.

Average ethane and NGL volumes extracted increased to 18,976 Bbls/d in second quarter 2006, from 18,883 Bbls/d in the same quarter last year. While yields were slightly lower than in 2005, a plant turnaround at Joffre and a severe wind storm in June 2005 at Empress resulted in a temporary shutdown reducing production in second quarter 2005. The volume changes had minimal impact on financial results due to contractual arrangements in place. Transmission volumes declined in second quarter 2006 compared to the second quarter last year. These decreases have minimal impact on financial results due to cost of service and take-or-pay contractual arrangements in place.

Revenue in the E&T segment in second quarter and first half of 2006 was $37.4 million and $73.5 million respectively, compared to $43.3 million and $86.2 million in the same periods last year. The decreases were mainly due to purchasing arrangements associated with the replacement of shrinkage gas in the extraction business

Net revenue in second quarter and first half of 2006 was $15.3 million and $29.7 million respectively, compared to $13.4 million and $27.1 million in the same periods last year. The increases in net revenue were mainly due to higher NGL frac spreads and higher operating cost recoveries.

Operating and administrative expense in the E&T segment in second quarter 2006 and first half of the year was $4.0 million and $8.2 million respectively, compared to $3.9 million and $7.7 million in the same periods last year. The increase in second quarter 2006 was mainly due to general increases in operating and administrative expenses, and to increases in power costs. The year-to-date increase was also impacted by higher power usage due to a gear box malfunction at the Provident-operated Empress extraction plant in first quarter 2005 that resulted in lower power consumption.

Amortization in the E&T segment in second quarter 2006 and first half of the year was relatively flat at $1.9 million and $3.8 million respectively, compared to $1.9 million and $3.7 million in the same periods last year.

Operating income as a percentage of net revenue in the E&T segment in second quarter 2006 and first half of the year was 61 percent and 60 percent respectively, compared to 57 percent and 58 percent in the same periods last year. The increases were mainly due to higher NGL frac spreads in the extraction business.

Outlook

The E&T segment is expected to continue to deliver strong performance and predictable and stable returns in 2006 due to contractual arrangements in place. While AltaGas benefited from strong NGL frac spreads in the first half of 2006, AltaGas' expectation is that average NGL frac spreads will be lower for the remainder of the year as gas prices are expected to increase as we enter the winter heating season.

POWER GENERATION

The Power Generation segment comprises the Sundance power purchase arrangement and gas-fired peaking plants.

Financial Results	**Three months ended June 30**		**Six months ended June 30**	
($ millions)	**2006**	2005	**2006**	2005
Revenue	**39.5**	43.4	**91.2**	83.7
Net revenue	**20.7**	14.2	**45.6**	24.6
Operating and administrative expense	**0.4**	0.4	**0.7**	0.9
Amortization expense	**1.8**	1.8	**3.6**	3.6
Operating income	**18.5**	12.0	**41.3**	20.1

Operating Statistics	**Three months ended June 30**		**Six months ended June 30**	
	2006	2005	**2006**	2005
Volume of power sold (thousands of MWh)	**656**	862	**1,498**	1,715
Average price received on the sale of power ($/MWh)(1)	**60.26**	50.37	**60.91**	48.81
Alberta Power Pool average spot price ($/MWh)(1)	**53.59**	51.46	**55.17**	48.68

(1) Average for the period.

Results of Operations

Operating income in the Power Generation segment in second quarter and first half of 2006 was $18.5 million and $41.3 million respectively, compared to $12.0 million and $20.1 million in the same periods last year. The increases were primarily due to higher power prices received and lower transmission costs incurred. The Genesee power contract which represented 100 MW from the Genesee facility expired March 31, 2006. However, the decline in second quarter 2006 operating income due to the expiration of the Genesee power contract was more than offset by higher operating income from the Sundance power purchase arrangement.

Net revenue for the Power Generation segment in second quarter and first half of 2006 was $20.7 million and $45.6 million respectively, compared to $14.2 million and $24.6 million in the same periods last year due to higher average prices received on the sale of power and lower transmission costs.

The average price received reflected the impact of entering into forward financial sales contracts at higher contracted prices than in 2005, as well as the effect of higher prices on spot market sales for the unhedged portion of AltaGas' power sales. These price impacts increased net revenue by $5.9 million in the quarter and $16.9 million year-to-date.

Lower transmission costs contributed $3.1 million to the increase in net revenue in the quarter and $6.5 million year-to-date. Lower transmission costs are the result of a shift in responsibility for interconnection and operating reserve charges from power generators to power purchasers effective January 1, 2006.

The expiration of the Genesee power strip contract reduced net revenue by approximately $4 million in second quarter 2006 compared to second quarter 2005. Other favourable impacts on net revenue for both the second quarter and the first half of 2006 included lower line losses and higher ancillary service sales.

Operating income as a percentage of net revenue increased to 89 percent in second quarter 2006 from 85 percent in the same quarter in 2005 and year-to-date increased to 91 percent in 2006 compared to 82 percent in 2005 as a result of higher power prices and lower transmission costs.

Operating, administrative and amortization expenses were similar in the second quarter and first half of 2006 compared to the same periods last year.

Volume of power sold in the three and six months ended June 30, 2006 were lower than the same periods last year as a result of the expiration of the Genesee power contract on March 31, 2006.

Outlook

Management expects results in the Power Generation segment to continue to benefit from strong power prices on hedged volumes for the remainder of the year. Operating income from the Power Generation segment for the year are expected to be higher than 2005 despite the expiration of the Genesee power strip contract on March 31, 2006.

ENERGY SERVICES

The Energy Services segment includes the energy management, gas services and oil and gas production businesses. AltaGas is not in the business of exploration and development of natural gas reserves; however, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

Financial Results	**Three months ended**	**June 30**	**Six months ended**	**June 30**
($ millions)	**2006**	2005	**2006**	2005
Revenue	**209.7**	226.9	**482.7**	470.2
Net revenue	**6.4**	5.4	**12.5**	11.5
Operating and administrative expense	**4.7**	3.8	**9.1**	7.2
Amortization expense	**1.3**	0.9	**2.4**	1.8
Operating income	**0.4**	0.7	**1.0**	2.5

Operating Statistics	**Three months ended**	**June 30**	**Six months ended**	**June 30**
	2006	2005	**2006**	2005
Energy management service contracts(1)	**1,289**	446	**1,289**	446
Average wholesale volumes marketed (GJ/d)(2)	**322,420**	301,416	**316,626**	321,732

(1) Active energy management service contracts at the end of the reporting period.
(2) Average for the period.

Results of Operations

Operating income in the Energy Services segment in second quarter and first half of 2006 was $0.4 million and $1.0 million respectively compared to $0.7 million and $2.5 million in the same periods last year. The decreases were primarily due to lower activity in the gas services business, higher operating and administrative costs, lower production volumes and higher depletion rates in oil and gas production. The increase in energy management service contracts was due to the acquisition of iQ2 in November 2005 and growth in the energy management business.

Net revenue for the Energy Services segment in second quarter and first half of 2006 was $6.4 million and $12.5 million respectively, compared to $5.4 million and $11.5 million in the same periods last year. Net revenue increased as a result of the acquisition of iQ2 in fourth quarter 2005, partially offset by lower production volumes due to reserve depletions.

Operating and administrative expense for the Energy Services segment in second quarter and first half of 2006 was $4.7 million and $9.1 million respectively compared to $3.8 million and $7.2 million in the same periods last year. The increases were due to the iQ2 acquisition, higher expenses for shared services as a result of a change in the method used to allocate such costs, and a credit received in second quarter 2005 related to a gas marketing contract.

Amortization expense in second quarter and first half of 2006 was $1.3 million and $2.4 million respectively, compared to $0.9 million and $1.8 million in the same periods last year. The increases were primarily due to higher depletion and depreciation rates in oil and gas production and to amortization related to the acquisition of Energy Services contracts.

Operating income as a percentage of net revenue declined to 6 percent and 8 percent in second quarter and first half of 2006 from 13 percent and 22 percent in the same periods in 2005. These declines were due to higher costs and to non-recurring credits in first half of 2005, reduced activity in gas services and to a decline in production volumes in 2006.

Outlook

The Energy Services segment is expected to deliver improving operating income over the remainder of the year, driven by growth in energy management fees, and margins on locked-in fixed-price purchase and sale contracts.

NATURAL GAS DISTRIBUTION

The NGD segment included AltaGas Utilities Inc., AltaGas' one-third interest in Inuvik Gas Ltd. and its 24.9 percent interest in Heritage Gas Limited. On November 17, 2005, the Trust spun out its NGD business into a separate, publicly traded company.

Financial Results	**Three months ended June 30**		**Six months ended June 30**	
($ millions)	**2006**	2005	**2006**	2005
Revenue	-	22.0	-	68.4
Net revenue	-	6.9	-	18.7
Operating and administrative expense	-	4.6	-	9.2
Amortization expense	-	2.0	-	4.0
Operating income	-	0.3	-	5.5

Operating Statistics(1)	**Three months ended June 30**		**Six months ended June 30**	
	2006	2005	**2006**	2005
Volume of natural gas distributed				
Sales (Bcf)	-	2.0	-	7.4
Transportation (Bcf)	-	2.4	-	4.9
Degree day variance (percent)(2)	-	(4.2)	-	(2.4)
Number of customers(3)	-	60,866	-	60,866

(1) AltaGas Utilities Inc. only.
(2) Variance from 20-year average. Positive variances are favourable.
(3) At June 30.

Through a series of transactions, the Trust's ownership interest in Utility Group, the holding company of the former NGD segment, was reduced to 26.7 percent. Prior to these transactions, the operations and financial results of the NGD segment were consolidated by the Trust. Subsequent to November 17, 2005, the Trust accounts for its ownership interest in Utility Group as an equity investment, recognizing its share of net income or loss in the Corporate segment using the equity method of accounting.

CORPORATE

The Corporate segment includes the cost of providing corporate services and general corporate overhead and investments in public and private entities.

Financial Results	Three months ended	June 30	Six months ended	June 30
($ millions)	**2006**	2005	**2006**	2005
Revenue	**0.2**	(0.4)	**2.3**	9.5
Operating and administrative expense	**6.0**	3.4	**11.1**	7.4
Amortization expense	**0.5**	0.5	**1.1**	1.0
Operating income (loss)	**(6.3)**	(4.3)	**(9.9)**	1.1

Results of Operations

The net cost of the Corporate segment for the three months ended June 30, 2006 was $6.3 million compared to $4.3 million for the same period last year. The increased cost was due to higher general and administrative costs, primarily as a result of general cost escalations and costs incurred to meet new certification requirements for reporting issuers by the Canadian Securities Administrators.

In first half 2006 the segment reported a loss of $9.9 million compared to operating income of $1.1 million for the same period last year. In first quarter 2005, AltaGas reported a pre-tax gain of $9.2 million due to the reduction in its ownership interest in Taylor.

Revenue in second quarter 2006 was $0.2 million compared to a loss of $0.4 million in the second quarter last year. The loss reported last year included a one-time charge of $0.6 million resulting from AltaGas' ownership interest in Taylor.

Operating and administrative expenses for the three and six months ended June 30, 2006 were $6.0 million and $11.1 million respectively, compared to $3.4 million and $7.4 million for the same periods last year. The increase in Corporate administrative costs reflected higher costs to support the growth of the Trust and costs incurred to meet new certification requirements for reporting issuers by the Canadian Securities Administrators. Costs to meet certification requirements were $0.4 million and $1.2 million in the three and six months ended June 30, 2006.

Amortization expense was $0.5 million and $1.1 million in the three and six months ended June 30, 2006 compared to $0.5 million and $1.0 million for the same periods last year.

SUMMARY OF CONSOLIDATED RESULTS FOR THE EIGHT MOST RECENTLY COMPLETED QUARTERS

($ millions)	**Q2-06**	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04	Q3-04
Net revenue (1)	**72.8**	79.1	78.7	71.3	67.5	79.4	74.2	60.6
Operating income (1)	**26.0**	35.0	29.0	22.9	22.0	34.2	29.4	23.4
Net income	**29.9**	28.6	26.4	17.2	19.1	27.6	25.8	17.1
($ per unit)								
Net income								
Basic	**0.54**	0.52	0.48	0.32	0.35	0.52	0.49	0.33
Diluted	**0.54**	0.52	0.48	0.32	0.35	0.52	0.48	0.33
Dividends/distributions declared (2)	**0.495**	0.485	0.48	0.47	0.45	0.45	0.45	0.45

(1) Non-GAAP financial measure. See "Non-GAAP Financial Measures".
(2) Excludes share distribution as a result of the spin-out of the NGD segment. The Trust issued one common share of Utility Group (valued at $7.50 per share) for every 13.9592 trust units held on November 14, 2005, providing additional value of $0.54 per unit.

Identifiable trends in AltaGas' business in the past eight quarters reflect: the organization's internal growth; acquisitions; a favourable business environment including generally increasing power prices in Alberta; seasonality in the NGD business up to the time of its spin-out in November 2005; and asset dispositions.

Significant items that impacted individual quarterly earnings were as follows:

- Net income in the third quarter of 2004 reflected continuing trust conversion costs, with AltaGas recording $0.9 million of trust conversion expenses for the quarter. During the quarter AltaGas also closed the acquisition of a 48 2/3 percent interest in EEEP from BP Canada Energy Resources Company;
- Fourth quarter 2004 net income included the results of the PremStar businesses, acquired on October 6, 2004, which increased net income by $1.4 million;
- Net income for the first quarter of 2005 included a $7.9 million after-tax gain related to the change in the Trust's ownership interest in Taylor;
- Second quarter 2005 net income included an after-tax loss of $0.4 million related to the Trust's ownership interest in Taylor;
- Results in fourth quarter 2005 were impacted by the spin-out of the NGD segment, the net after-tax impact of which was $0.1 million. In addition, operating income was approximately $2 million lower due to owning 100 percent of the NGD segment for only 6 weeks in the quarter. Results were also impacted by higher prices received for power sold and lower interest expense;
- Results in the FG&P segment are typically lower in the first quarter compared to the fourth quarter; and
- Strong power prices and lower interest expense in first quarter 2006 resulted in strong financial results in the quarter, partially offset by the contribution from the NGD segment in first quarter 2005 which was spun-out in November 2005.

SIGNIFICANT ACCOUNTING POLICIES

AltaGas' significant accounting polices remain unchanged from December 31, 2005. For further information on these policies refer to the Notes to the Consolidated Financial Statements in AltaGas' 2005 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's Consolidated Financial Statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' significant accounting policies are described in the Notes to the Consolidated Financial Statements for the year ended December 31, 2005. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment. For a full discussion of these accounting estimates, refer to the MD&A in AltaGas' 2005 Annual Report.

FINANCIAL INSTRUMENTS

The Trust is exposed to market risk and potential loss from changes in the value of financial instruments. AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the Power Generation segment and with respect to interest rates on debt.

Commodity Risk

The Power Generation segment results are significantly affected by the price of electricity in Alberta. AltaGas employs derivative commodity instruments for the purpose of managing the Trust's exposure to power price volatility. Alberta Power Pool settles power prices on an hourly basis and whereas prices ranged from $5.42/MWh to $998.78/MWh in second quarter 2006, the average spot price for the quarter was $53.59/MWh.

Through the use of financial hedges on a portion of its 2006 power portfolio that management deemed optimal, AltaGas moderated the impact of this volatility on its business.

Interest Rate Risk

AltaGas reduces the effect of future interest rate movements on its cash flows through the use of interest rate swaps. At June 30, 2006 the Trust had interest rates fixed through swap transactions with varying terms to maturity on drawn bank

debt of $163.0 million. Including AltaGas' medium-term notes (MTNs) and capital leases, the rate has been fixed on 94 percent of AltaGas' debt. The amount of fixed-rate debt was higher than the Trust's target of 70 to 75 percent of total debt due to the proceeds from the November 2005 NGD spin-out being applied to floating-rate debt.

INVESTED CAPITAL

During second quarter 2006, AltaGas reported net invested capital of $15.0 million, compared to $8.5 million in the previous year. Growth capital accounted for $13.0 million and included FG&P growth and expansion projects mainly at the Clear Prairie, Prairie River and Princess gas plants as well as the investment in GreenWing in the Power Generation segment.

AltaGas categorizes its invested capital into maintenance, growth and administrative.

Maintenance capital projects totaling $1.6 million in second quarter 2006 ($2.5 million in 2005) were undertaken mainly in the FG&P segment. An additional $0.6 million ($0.8 million in 2005) was spent in the quarter on administrative capital, including computer hardware and software projects expected to increase the effectiveness of the operating and administrative functions of the Trust.

For the three months ended June 30, 2006 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	13.1	0.3	0.1	0.2	(0.1)	13.6
Long-term investments and other assets	-	-	2.1	-	(0.5)	1.6
	13.1	0.3	2.2	0.2	(0.6)	15.2
Disposals:						
Capital assets	(0.2)	-	-	-	-	(0.2)
Net invested capital	12.9	0.3	2.2	0.2	(0.6)	15.0

For the three months ended June 30, 2006 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	1.3	0.3	-	-	-	1.6
Growth	11.8	0.1	2.2	0.2	(1.3)	13.0
Administrative	-	(0.1)	-	-	0.7	0.6
	13.1	0.3	2.2	0.2	(0.6)	15.2
Disposals	(0.2)	-	-	-	-	(0.2)
Net invested capital	12.9	0.3	2.2	0.2	(0.6)	15.0

For the six months ended June 30, 2006 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	28.1	0.7	1.3	0.4	0.4	30.9
Long-term investments and other assets	-	-	2.1	-	0.7	2.8
	28.1	0.7	3.4	0.4	1.1	33.7
Disposals:						
Capital assets	(0.5)	-	-	-	-	(0.5)
Net invested capital	27.6	0.7	3.4	0.4	1.1	33.2

For the six months ended June 30, 2006 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	2.6	0.5	-	0.1	-	3.2
Growth	25.5	0.2	3.4	0.2	-	29.3
Administrative	-	-	-	0.1	1.1	1.2
	28.1	0.7	3.4	0.4	1.1	33.7
Disposals	(0.5)	-	-	-	-	(0.5)
Net invested capital	27.6	0.7	3.4	0.4	1.1	33.2

For the three months ended June 30, 2005 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	NGD	Corporate	Total
Invested capital:							
Capital assets	6.5	1.0	-	0.2	2.4	(0.4)	9.7
Long-term investments and other assets	-	-	-	-	0.1	0.1	0.2
	6.5	1.0	-	0.2	2.5	(0.3)	9.9
Disposals:							
Long-term investments and other assets	-	-	-	-		(1.4)	(1.4)
Net invested capital	6.5	1.0	-	0.2	2.5	(1.7)	8.5

For the three months ended June 30, 2005 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	NGD	Corporate	Total
Invested capital:							
Maintenance	0.3	0.9	-	0.2	1.1	-	2.5
Growth	6.0	0.1	-	-	1.2	(0.7)	6.6
Administrative	0.2	-	-	-	0.2	0.4	0.8
	6.5	1.0	-	0.2	2.5	(0.3)	9.9
Disposals	-	-	-	-	-	(1.4)	(1.4)
Net invested capital	6.5	1.0	-	0.2	2.5	(1.7)	8.5

For the six months ended June 30, 2005 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	NGD	Corporate	Total
Invested capital:							
Capital assets	8.9	1.0	-	0.4	4.3	1.1	15.7
Long-term investments and other assets	-	-	-	-	0.2	0.1	0.3
	8.9	1.0	-	0.4	4.5	1.2	16.0
Disposals:							
Capital assets	(7.1)	-	-	-	(0.1)	(5.2)	(12.4)
Net invested capital	1.8	1.0	-	0.4	4.4	(4.0)	3.6

For the six months ended June 30, 2005 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	NGD	Corporate	Total
Invested capital:							
Maintenance	0.8	1.0	-	0.4	1.7	-	3.9
Growth	7.7	-	-	-	2.6	0.3	10.6
Administrative	0.4	-	-	-	0.2	0.9	1.5
	8.9	1.0	-	0.4	4.5	1.2	16.0
Disposals	(7.1)	-	-	-	(0.1)	(5.2)	(12.4)
Net invested capital	1.8	1.0	-	0.4	4.4	(4.0)	3.6

LIQUIDITY AND CAPITAL RESOURCES

AltaGas expects that 2006 funds from operations will be sufficient to meet the Trust's distributions to unitholders and the majority of its budgeted maintenance and growth capital. The balance of its budgeted growth capital and a certain amount of unbudgeted acquisitions is expected to be financed through the DRIP and existing bank lines. At this time AltaGas does not reasonably expect any presently known trend or uncertainty to affect the Trust's ability to access its historical sources of cash.

Cash from Operations

The cash from operations reported on the Consolidated Statements of Cash Flows for the three and six months ended June 30, 2006 was $43.8 million and $69.5 million respectively up from $31.9 million and $48.1 million for the same periods last year. The increases were due to the strong results from operations in second quarter and first half of 2006.

There was a working capital surplus of $19.2 million as at June 30, 2006 compared to a deficit of $2.8 million at the end of December 2005 as a result of working capital changes in the normal course of business.

Funds generated from operations, before giving effect to changes in working capital and asset retirement and other costs incurred, increased to $35.3 million and $76.9 million for the three and six months ended June 30, 2006, from $30.4 million and $61.5 million for the same periods last year. Funds generated from operations is more representative of the cash from the ongoing operations of the business than is the cash from operations reported on the Consolidated Statements of Cash Flows.

Investing Activities

In second quarter 2006 the Trust used cash for investing activities of $23.4 million compared to $8.8 million in the same period in 2005. The increase was primarily due to acquisition of capital assets and customer deposits. Cash used in investing activities for the six months ended June 30, 2006 was $45.9 million compared to cash provided by investing activities in the same period of $5.1 million. The increase in cash used for investing activities was primarily due to the acquisition of capital assets, higher customer deposits and the proceeds on disposition of long-term investments and non-core assets in first quarter 2005.

Financing Activities

Cash used for financing activities was $20.2 million during the quarter ended June 30, 2006, a decrease of $2.3 million from the $22.5 million used in second quarter 2005, primarily as a result of lower debt reductions

and higher proceeds from issuance of units offset by higher distributions.

Cash used for financing activities for the six months ended June 30, 2006 was $24.3 million compared to $53.3 million for the same period last year. The decrease was primarily due to increased long-term debt and higher net proceeds from the issuance of units, partially offset by higher distributions to unitholders.

Capital Resources

The use of debt or equity funding is based on AltaGas' capital structure determined by considering the norms and risks associated with each of its business segments. At June 30, 2006 AltaGas had total debt outstanding of $277.2 million, up from $269.0 million as at December 31, 2005. As of June 30, 2006, the Trust had $100.0 million in MTNs outstanding and had access to prime loans, bankers' acceptance and letters of credit through bank lines totaling $425.0 million. As at June 30, 2006 the Trust had drawn bank debt of $163.0 million and letters of credit outstanding of $33.4 million.

All of the borrowing facilities have financial tests and other covenants customary for these types of facilities, which must be met at each quarter-end. AltaGas has been in compliance with these covenants each quarter since the issuance of the facilities.

On April 29, 2005 AltaGas filed a Universal Shelf Prospectus under which it may issue up to an aggregate of $500.0 million of trust units or debt securities over a 25-month period. On August 30, 2005, $100.0 million of five-year MTNs were issued with a coupon of 4.41 percent.

AltaGas' target debt-to-total-capitalization ratio is 40 to 45 percent. The Trust's debt-to-total-capitalization ratio as at June 30, 2006 was 35.5 percent, down from 36.0 percent at December 31, 2005.

The Dominion Bond Rating Service (DBRS) rates AltaGas Income Trust and the MTNs issued by AltaGas Income Trust at BBB (low) with a stable trend. Standard & Poor's (S&P) rates the Trust's long-term corporate credit at BBB- with a stable outlook, and the senior unsecured debt at BBB-. The Trust has a stability rating of SR-3 from S&P and STA-3 (middle) from DBRS.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of an entity to meet its financial commitment on an obligation in accordance with the terms of an obligation. Stability ratings are intended to convey the opinion of a rating agency in respect of the relative stability and sustainability of the Trust's distribution stream when compared to other rated Canadian income trusts.

RISK FACTORS

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of AltaGas. These risk factors are presented in the MD&A and AltaGas' Annual Information Form for the year ended December 31, 2005. Management has determined that with respect to continuing operations, AltaGas' market, financial and counterparty risks remain substantially unchanged since December 31, 2005.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI securityholders exchanged their shares in ASI for trust units and eligible security holders also received exchangeable units that are exchangeable into trust units on a one-for-one basis. The exchangeable units are not listed for trading on an exchange.

Units Outstanding

At July 31, 2006 the Trust had 53,489,397 trust units and 2,091,953 exchangeable units outstanding and a market capitalization of $1.6 billion based on a closing trading price on July 31, 2006 of $27.90 per trust unit. At July 31, 2006 there were 367,550 options outstanding and 72,637 options exercisable under the terms of the unit option plan.

OFF-BALANCE-SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guaranteed contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, or a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support or engages in leasing, hedging or research and development services with the Trust.

CONTRACTUAL OBLIGATION

There have been no material changes to AltaGas' contractual obligations since December 31, 2005. For further information on contractual obligations, refer to the MD&A in AltaGas' 2005 Annual Report.

RELATED PARTIES

The Trust sold $9.3 million of natural gas to, and incurred transport costs of $0.1 million charged by, AltaGas Utility Group Inc. during the three months ended June 30, 2006, sold $47.2 million of natural gas and incurred transportation costs of $0.3 million for the six months ending June 30, 2006. The Trust also paid management fees of $0.1 million to, and received management fees of $0.2 million from, AltaGas Utility Group Inc. for administrative services. In addition, the Trust sold $0.1 million of natural gas from a one-third owned joint venture to a one-third owned related party.

The Trust pays rent under a lease for office space to 2013761 Ontario Inc., which is owned by an employee. Payments of $20,000 were made in second quarter 2006 (second quarter 2005 – $20,000). The five-year lease expires in 2007 and is renewable at the option of AltaGas for another five years.

DISCLOSURE CONTROLS AND PROCEDURES

The Trust maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Securities Act (Ontario) is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

In accordance with Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings), management carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures were effective as of June 30, 2006 to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified in the Ontario Securities Commission's rules and forms.

UNITHOLDER LIMITED LIABILITY LEGISLATION

On July 1, 2004, the Income Trusts Liability Act (Alberta) came into force, which provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the Trustee of the Trust, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's assets. The Trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

Consolidated Balance Sheets

($ thousands)	June 30 2006 (unaudited)	December 31 2005
ASSETS		
Current assets		
Cash and cash equivalents	$ **10,942**	$ 11,685
Accounts receivable	**140,512**	220,684
Inventory	**61**	95
Customer deposits	**18,359**	15,371
Other	**3,843**	4,421
	173,717	252,256
Capital assets	**657,201**	645,442
Energy services arrangements, contracts and relationships	**107,555**	110,850
Goodwill	**18,860**	18,860
Long-term investments and other assets	**43,273**	40,921
	$ **1,000,606**	$ 1,068,329

LIABILITIES AND UNITHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ **119,167**	$ 215,601
Distributions payable to unitholders	**9,143**	8,744
Short-term debt	**-**	2,710
Current portion of long-term debt	**1,109**	1,071
Customer deposits	**18,359**	15,371
Other current liabilities	**6,743**	11,586
	154,521	255,083
Long-term debt	**276,075**	265,245
Asset retirement obligations	**17,627**	16,982
Future income taxes	**48,182**	52,433
	341,884	334,660
Unitholders' equity *(Notes 4 and 5)*	**504,201**	478,586
	$ **1,000,606**	$ 1,068,329

See accompanying notes to the Consolidated Financial Statements

Consolidated Statements of Income and Accumulated Earnings

(unaudited)

($ thousands except per unit and unit amounts)	Three Months Ended June 30 2006	2005	Six Months Ended June 30 2006	2005
Revenue				
Operating	$ **299,434**	$ 325,179	$ **675,138**	$ 669,059
Other *(Note 2)*	**188**	404	**2,222**	9,483
	299,622	325,583	**677,360**	678,542
Expenses				
Cost of sales	**226,802**	258,087	**525,440**	531,650
Operating and administrative	**35,422**	33,381	**68,412**	66,514
Amortization	**11,424**	12,114	**22,540**	24,169
	273,648	303,582	**616,392**	622,333
Operating income	**25,974**	22,001	**60,968**	56,209
Interest expense				
Short-term debt	**122**	201	**230**	281
Long-term debt	**3,299**	4,808	**6,511**	9,785
Income before income taxes	**22,553**	16,992	**54,227**	46,143
Income tax expense	**(7,351)**	(2,073)	**(4,237)**	(542)
Net income	**29,904**	19,065	**58,464**	46,685
Accumulated earnings, beginning of period	**315,667**	224,439	**287,107**	196,819
Accumulated earnings, end of period	$ **345,571**	$ 243,504	$ **345,571**	$ 243,504
Net income per unit *(Note 5)*				
Basic	$ **0.54**	$ 0.35	$ **1.06**	$ 0.87
Diluted	$ **0.54**	$ 0.35	$ **1.06**	$ 0.87
Weighted average number of units outstanding (thousands) *(Note 5)*				
Basic	**55,206**	53,850	**55,009**	53,648
Diluted	**55,315**	53,941	**55,116**	53,728

See accompanying notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows

(unaudited)

($ thousands)	Three Months Ended June 30 2006	2005	Six Months Ended June 30 2006	2005
Cash from operations				
Net income	$ **29,904**	$ 19,065	$ **58,464**	$ 46,685
Items not involving cash:				
Amortization	**11,424**	12,114	**22,540**	24,169
Accretion of asset retirement obligation	**345**	321	**687**	641
Unit based compensation	**18**	4	**34**	4
Future income tax recovery	**(7,016)**	(2,151)	**(4,251)**	(2,004)
Loss on sale of assets and investments	**-**	(141)	**-**	(9,347)
Equity loss (income)	**(192)**	554	**(2,197)**	(127)
Distributions from equity investments	**725**	703	**1,450**	1,443
Other	**70**	(57)	**141**	67
Funds generated from operations	**35,278**	30,412	**76,868**	61,531
Asset retirement expenditures and other	**(2)**	-	**(42)**	(145)
Net change in non-cash working capital	**8,567**	1,510	**(7,325)**	(13,322)
	43,843	31,922	**69,501**	48,064
Investing activities				
(Increase) decrease in customer deposits	**(5,448)**	(1,679)	**(2,988)**	50
Acquisition of capital assets	**(15,867)**	(7,245)	**(41,000)**	(12,550)
Disposition of capital assets	**149**	199	**328**	5,030
Acquisition of energy service arrangements and contracts	**(367)**	-	**(384)**	-
Acquisition of long-term investments and other assets	**(1,876)**	(283)	**(1,876)**	(419)
Disposition of long-term investments and other assets	**-**	220	**-**	13,027
	(23,409)	(8,788)	**(45,920)**	5,138
Financing activities				
Decrease in short-term debt	**(7)**	(2,938)	**(2,710)**	(2,742)
Increase (decrease) in long-term debt	**(4,544)**	(2,860)	**10,867**	(17,744)
Distributions to unitholders	**(27,291)**	(24,202)	**(53,571)**	(48,213)
Net proceeds from issuance of units	**11,672**	7,479	**21,090**	15,425
	(20,170)	(22,521)	**(24,324)**	(53,274)
Change in cash and cash equivalents	**264**	613	**(743)**	(72)
Cash and cash equivalents, beginning of period	**10,678**	11,616	**11,685**	12,301
Cash and cash equivalents, end of period	$ **10,942**	$ 12,229	$ **10,942**	$ 12,229

See accompanying notes to the Consolidated Financial Statements

Selected Notes to the Consolidated Financial Statements

(Tabular amounts in thousands of dollars unless otherwise indicated.)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim Consolidated Financial Statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in the Trust's annual Consolidated Financial Statements for the fiscal year ended December 31, 2005. These interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2006 do not include all of the disclosures required in the annual financial statements, and should be read in conjunction with the audited Consolidated Financial Statements included in the Trust's Annual Report.

2. GAIN ON INVESTMENT

The Trust's investment in Taylor NGL Limited Partnership (Taylor) is accounted for using the equity method. On February 7, 2005 the Trust sold 1.4 million limited partnership units of Taylor for proceeds of $12.8 million, realizing an after-tax gain of $3.9 million. The sale reduced the Trust's ownership in Taylor to 4.0 million units, or 14.0 percent.

On March 22, 2005 Taylor issued 13.0 million limited partnership units. AltaGas did not participate in this issue, which reduced the Trust's ownership in Taylor to 9.6 percent and resulted in an after-tax dilution gain of $3.6 million.

3. JOINT VENTURE AGREEMENT

On April 4, 2006, AltaGas Income Trust and GreenWing Energy Management Ltd. announced the formation of a limited partnership for the purpose of developing a portfolio of power projects in North America. Contributions during the three months ended June 30, 2006 include $3.25 million in cash and issuance of a promissory note in the amount of $0.75 million, non-interest bearing, due April 3, 2007. AltaGas holds a 55 percent interest in the partnership units and the results of operations are proportionately consolidated in the financial statements from the date of inception. All assets acquired by the partnership are recorded at fair value.

4. UNITHOLDERS' EQUITY

	June 30 2006	December 31 2005
Unitholders' capital *(Note 5)*	$ **438,202**	$ 417,114
Contributed surplus	**2,873**	2,839
Unitholders' equity	**345,571**	287,107
Accumulated dividends	**(41,114)**	(41,114)
Accumulated unitholders' distributions declared[1]	**(215,635)**	(161,664)
Distributions of common shares of AltaGas Utility Group Inc.	**(25,696)**	(25,696)
Unitholders' equity	$ **504,201**	$ 478,586

(1) Accumulated distributions paid by the Trust as at June 30, 2006 were $206.5 million (as at December 31, 2005 - $152.9 million).

5. UNITHOLDERS' CAPITAL

Authorized

- An unlimited number of trust units redeemable for cash at the option of the holder;
- An unlimited number of AltaGas Holding Limited Partnership No. 1 (AltaGas LP#1) class B limited partnership units, which are exchangeable into trust units on a one-for-one basis. Prior to May 1, 2014 the exchange is at the option of the unitholder at any time, and at the option of the Trust should the number of AltaGas LP#1 units outstanding fall below 750,000. After May 1, 2014 the exchange is at the option of either the Trust or the unitholder; and
- An unlimited number of AltaGas Holding Limited Partnership No. 2 (AltaGas LP#2) class B limited partnership units, which are exchangeable into trust units on a one-for-one basis. Prior to May 1, 2009 the exchange is at the option of the unitholder at anytime, and at the option of the Trust should the number of AltaGas LP#2 units outstanding fall below 1,000,000. After May 1, 2009 the exchange is at the option of either the Trust or the unitholder.

Trust Units Issued and Outstanding	Number of units	Amount
December 31, 2005	52,505,514	$404,854
Units issued for cash on exercise of options	3,650	53
Units issued under DRIP[(1)]	761,628	21,035
Units issued for exchangeable units	50,119	286
June 30, 2006	**53,320,911**	**426,228**

(1) Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan.

Exchangeable Units Issued and Outstanding		
December 31, 2005 issued by AltaGas LP#1	2,142,072	12,260
AltaGas LP#1 units redeemed for trust units	(50,119)	(286)
June 30, 2006	**2,091,953**	**11,974**
Issued and outstanding June 30, 2006	**55,412,864**	**$438,202**

The Trust has an employee unit option plan under which both employees and directors are eligible to receive grants. The Trust reserves 10 percent of the aggregate of the outstanding trust units and securities exchangeable for trust units for issuance under the plan. To June 30, 2006, options granted under the plan generally had a term of 10 years to expiry and vested no longer than over a four-year period. On May 1, 2004, subsequent to the establishment of the Trust, all options granted were vested.

At June 30, 2006 outstanding options were exercisable at various dates to the year 2016 (2005 – 2015). Options outstanding under the plan had a weighted average exercise price of $24.81 (2005 - $13.09) and a weighted average remaining term of 8.84 years (2005 – 8.13 years). As at June 30, 2006 the unexpensed fair value of unit option compensation cost associated with future periods was $0.3 million (2005 - $0.1 million).

The following table summarizes information about the Trust's unit options:

	Options Outstanding	
	Number of options	Weighted average exercise price
Units outstanding December 31, 2005	359,200	$ 24.53
Granted	15,000	29.10
Exercised	(3,650)	14.52
Cancelled	-	-
Unit options outstanding June 30, 2006	**370,550**	**$ 24.81**
Exercisable at June 30, 2006	**71,138**	**$ 15.28**

A summary of the plan as at June 30, 2006:

	Options Outstanding			Options Exercisable	
	Outstanding at June 30 2006	Weighted average exercise price	Weighted average remaining contractual life (years)	Exercisable at June 30 2006	Weighted average exercise price
$5.00-$7.00	11,000	$ 6.23	4.16	11,000	$ 6.23
$7.01-$15.50	31,000	10.22	6.63	31,000	10.22
$15.01-$25.08	141,550	24.26	8.88	29,138	24.08
$25.09-$29.15	187,000	28.74	9.45	-	-
	370,550	**$ 24.81**	**8.84**	**71,138**	**$ 15.28**

Units Outstanding [1]	Three months ended June 30 2006	2005	Six months ended June 30 2006	2005
Weighted average number of units - basic	**55,205,618**	53,849,646	**55,009,333**	53,648,201
Effect of dilutive stock options	**109,097**	90,998	**107,002**	80,225
Weighted average number of units - dilutive	**55,314,715**	53,940,644	**55,116,335**	53,728,426

(1) Includes exchangeable units.

6. RELATED PARTY TRANSACTIONS

In the normal course of business, AltaGas Income Trust and its affiliates transact with related parties. The following related party transactions were measured at their exchange amounts:

	Three months ended June 30, 2006	Six months ended June 30, 2006
Fees for administration, management and other services paid by:		
Utility Group to the Trust	$ 180	$ 258
Trust to Utility Group	$ 102	$ 235
Natural gas sales to Utility Group	$ 9,293	$ 47,174
Transportation services provided by Utility Group to the Trust	$ 141	$ 284
Natural gas sales from a 1/3 owned joint venture to a 1/3 owned related party	$ 67	$ 208

Included in accounts receivable at June 30, 2006 is $ 2.3 million from AltaGas Utility Group Inc. (Utility Group).

Included in accounts payable due to Utility Group at June 30, 2006 is $0.8 million of which $0.5 million is related to Utility Group's assumption of the Trust's liability for pension benefits earned by the CEO of Utility Group under the Trust's supplemental executive retirement plan.

The resulting amounts due from and to related parties are non-interest bearing and are related to transactions in the normal course of business. Utility Group is an equity accounted investment.

The Trust pays rent under a lease for office space to 2013761 Ontario Inc., which is owned by an employee. Payments of $40,000 were made in the six months ended June 30, 2006 (2005 – $40,000). The five-year lease expires in 2007 and is renewable at the option of AltaGas for another five years.

7. SUBSEQUENT EVENTS

On July 7, 2006 AltaGas Income Trust announced it will acquire a 93 percent interest in a new 10 Mmcf/d sour gas processing facility and a 100 percent interest in an associated 16 kilometre sour gas gathering line in Northwest Alberta currently expected to cost $14 million. The Clear Hills Gas Plant is being constructed by Tasman Exploration Ltd. The pipeline will connect a number of existing producer wells east of the plant. The acquisitions are subject to normal industry conditions precedent. AltaGas will operate the Clear Hills Gas Plant, which will consist of gathering pipelines, inlet separation, compression, refrigeration, amine sweetening and acid gas flaring facilities. The project will be underpinned with volume and revenue commitments from a number of producers, including Tasman Exploration Ltd.

8. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation.

9. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the end-user. Transactions between the reporting segments are recorded at fair value. The Trust has six reportable segments. For the period from January 1, 2005 to November 16, 2005, the operating and financial results reflect the

consolidated revenues and expenses of the entities that formed the NGD segment, which was spun-out on November 17, 2005. The following describes the reporting segments:

Field Gathering and Processing – natural gas gathering lines and processing facilities;

Extraction and Transmission - ethane and natural gas liquids extraction plants and transmission pipelines;

Power Generation – power purchase arrangements and contracts and gas-fired peaking plants;

Energy Services – gas services and energy management services for natural gas and power, and oil and natural gas reserves and production;

Natural Gas Distribution - natural gas distribution utility business; and

Corporate – the costs of providing corporate services, and investments in public and private entities, corporate assets and general corporate overhead.

The following tables show the breakdown by segment:

For the three months ended June 30, 2006	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment elimination	Total
Revenue	$ 33,481	$ 37,394	$ 39,563	$ 209,687	$ 236	$ (20,739)	$ 299,622
Cost of sales	(2,441)	(22,117)	(18,832)	(203,346)	-	19,934	(226,802)
Operating and administrative expenses	(21,174)	(3,951)	(352)	(4,689)	(6,061)	805	(35,422)
Amortization	(5,836)	(1,928)	(1,827)	(1,286)	(547)	-	(11,424)
Operating income	$ 4,030	$ 9,398	$ 18,552	$ 366	$ (6,372)	-	$ 25,974
Net additions (reductions) to:							
Capital assets	$ 12,974	$ 317	$ 30	$ 211	$ (145)	-	$ 13,387
Energy service arrangements, contracts and relationships	-	-	$ 421	$ (54)	-	-	$ 367
Long-term investments and other assets	-	-	$ 1,720	-	$ (513)	-	$ 1,207
Goodwill	$ 815	$ 18,045	-	-	-	-	$ 18,860
Segment assets	$ 476,292	$ 233,496	$ 121,149	$ 120,326	$ 49,343	$ -	$ 1,000,606

For the six months ended June 30, 2006	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment elimination	Total
Revenue	$ 67,994	$ 73,537	$ 91,242	$ 482,738	$ 2,277	$ (40,428)	$ 677,360
Cost of sales	(5,060)	(43,812)	(45,612)	(470,291)	-	39,334	(525,441)
Operating and administrative expenses	(40,453)	(8,164)	(670)	(9,103)	(11,115)	1,094	(68,411)
Amortization	(11,560)	(3,846)	(3,652)	(2,379)	(1,103)	-	(22,540)
Operating income	$ 10,921	$ 17,715	$ 41,308	$ 965	$ (9,941)	-	$ 60,968
Net additions (reductions) to:							
Capital assets	$ 27,636	$ 749	$ 1,274	$ 417	$ 360	-	$ 30,436
Energy service arrangements, contracts and relationships	-	-	$ 421	$ (37)	-	-	$ 384
Long-term investments and other assets	-	-	$ 1,720	-	$ 631	-	$ 2,333
Goodwill	$ 815	$ 18,045	-	-	-	-	$ 18,860
Segment assets	$ 476,292	$ 233,496	$ 121,149	$ 120,326	$ 49,343	$ -	$ 1,000,606

For the three months ended June 30, 2005	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Natural Gas Distribution	Corporate	Intersegment elimination	Total
Revenue	30,965	43,349	43,422	226,890	22,011		(40,656)	325,583
Cost of sales	(2,403)	(29,980)	(29,159)	(221,483)	(15,168)		40,106	(258,087)
Operating and administrative expenses	(17,882)	(3,819)	(426)	(3,817)	(4,605)	(3,382)	550	(33,381)
Amortization	(5,048)	(1,899)	(1,828)	(902)	(1,971)	(466)	-	(12,114)
Operating income	5,632	7,651	12,009	688	267		-	22,001
Net additions (reductions) to:								
Capital assets	6,468	948	3	222	2,398	(337)	-	9,702
Long-term investments and other assets	-	-	-	-	115	(1,253)	-	(3,835)
Goodwill	815	18,045	-	-	-		-	18,860
Segment assets	431,754	239,417	113,212	116,406	135,484	33,352	-	1,069,625

For the six months ended June 30, 2005	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Natural Gas Distribution	Corporate	Intersegment elimination	Total
Revenue	61,569	86,234	83,722	470,146	68,385	9,478	(100,992)	678,542
Cost of sales	(4,962)	(59,129)	(59,078)	(458,679)	(49,726)	-	99,924	(531,650)
Operating and administrative expenses	(35,236)	(7,660)	(858)	(7,195)	(9,226)	(7,407)	1,068	(66,514)
Amortization	(10,115)	(3,724)	(3,652)	(1,785)	(3,952)	(941)	-	(24,169)
Operating income	11,256	15,721	20,134	2,487	5,481	1,130	-	56,209
Net additions (reductions) to:								
Capital assets	1,722	991	3	433	4,302	1,127	-	8,578
Long-term investments and other assets	-	-	-	-	115	(5,088)	-	(4,973)
Goodwill	815	18,045	-	-	-	-	-	18,860
Segment assets	431,754	239,417	113,212	116,406	135,484	33,352	-	1,069,625

Financial and Operating Information

$ millions except as indicated	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05
Financial Highlights[1]					
Net Revenue[2]					
Field Gathering and Processing	**31.0**	31.9	33.9	29.6	28.6
Extraction and Transmission	**15.3**	14.4	16.0	14.9	13.4
Power Generation	**20.7**	24.9	18.2	14.9	14.3
Energy Services	**6.4**	6.1	6.3	5.7	5.4
Natural Gas Distribution[3]	**-**	-	4.2	6.2	6.8
Corporate	**0.2**	2.1	0.9	0.5	(0.4)
Intersegment Elimination	**(0.8)**	(0.3)	(0.8)	(0.5)	(0.6)
	72.8	79.1	78.7	71.3	67.5
EBITDA[2]					
Field Gathering and Processing	**9.9**	12.6	13.0	10.4	10.7
Extraction and Transmission	**11.3**	10.2	8.8	9.7	9.5
Power Generation	**20.3**	24.6	17.7	14.5	13.9
Energy Services	**1.7**	1.7	2.2	2.2	1.6
Natural Gas Distribution[3]	**-**	-	2.0	1.6	2.2
Corporate	**(5.8)**	(3.0)	(3.9)	(3.1)	(3.8)
	37.4	46.1	39.8	35.3	34.1
Operating Income[2]					
Field Gathering and Processing	**4.0**	6.9	7.6	5.2	5.7
Extraction and Transmission	**9.4**	8.3	7.0	7.7	7.6
Power Generation	**18.5**	22.8	15.9	12.7	12.0
Energy Services	**0.4**	0.6	1.8	1.3	0.7
Natural Gas Distribution[3]	**-**	-	1.2	(0.5)	0.3
Corporate	**(6.3)**	(3.6)	(4.5)	(3.5)	(4.3)
	26.0	35.0	29.0	22.9	22.0

Operating Highlights					
Field Gathering and Processing					
Capacity (gross Mmcf/d)[4]	**1,002**	1,002	962	926	916
Throughput (gross Mmcf/d)[5]	**565**	570	573	554	561
Capacity utilization (percent)[5]	**56**	57	60	60	62
Extraction and Transmission					
Extraction inlet capacity (Mmcf/d)[4]	**539**	539	539	539	539
Production (Bbls/d)[5]	**18,976**	19,403	19,409	18,065	18,883
Transmission volumes (Mmcf/d)[5][6]	**399**	400	432	431	434
Power Generation					
Volume of power sold (thousands of MWh)[5]	**656**	842	879	872	862
Average price received on sale of power ($/MWh)[5]	**60.26**	61.41	65.05	55.40	50.37
Alberta Power Pool average spot price ($/MWh)[5]	**53.59**	56.76	116.59	66.79	51.46
Energy Services					
Energy management service contracts[4]	**1,289**	1,274	1,243	534	446
Average gas volumes marketed (GJ/d)[5]	**322,420**	310,767	306,649	299,282	301,416

(1) Operating segments were resegmented in 2005.
(2) Non-GAAP financial measure.
(3) On November 17, 2005 AltaGas spun-out its Natural Gas Distribution segment to AltaGas Utility Group Inc., of which it retains a 26.7 percent interest.
(4) As at period end.
(5) Average for the period.
(6) Excludes condensate pipeline volumes.

Consolidated Balance Sheets

($ thousands)	June 30 2006	December 31 2005
ASSETS	(unaudited)	
Current assets		
Cash and cash equivalents	$ 10,942	$ 11,685
Accounts receivable	140,512	220,684
Inventory	61	95
Customer deposits	18,359	15,371
Other	3,843	4,421
	173,717	252,256
Capital assets	657,201	645,442
Energy services arrangements, contracts and relationships	107,555	110,850
Goodwill	18,860	18,860
Long-term investments and other assets	43,273	40,921
	$ 1,000,606	$ 1,068,329
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 119,167	$ 215,601
Distributions payable to unitholders	9,143	8,744
Short-term debt	-	2,710
Current portion of long-term debt	1,109	1,071
Customer deposits	18,359	15,371
Other current liabilities	6,743	11,586
	154,521	255,083
Long-term debt	276,075	265,245
Asset retirement obligations	17,627	16,982
Future income taxes	48,182	52,433
	341,884	334,660
Unitholders' equity *(notes 4 and 5)*	504,201	478,586
	$ 1,000,606	$ 1,068,329

See accompanying notes to the Consolidated Financial Statements

Consolidated Statements of Income and Accumulated Earnings

($ thousands except per unit amounts)	Three Months Ended June 30 2006	2005	Six months ended June 30 2006	2005
REVENUE				
Operating	**$ 299,434**	$ 325,179	**$ 675,138**	$ 669, 059
Other *(note 2)*	**188**	404	**2,222**	9,483
	299,622	325,583	**677,360**	678,542
EXPENSES				
Cost of sales	**226,802**	258,087	**525,440**	531,650
Operating and administrative	**35,422**	33,381	**68,412**	66,514
Amortization	**11,424**	12,114	**22,540**	24,169
	273,648	303,582	**616,392**	622,333
Operating income	**25,974**	22,001	**60,968**	56,209
Interest expense				
Short-term debt	**122**	201	**230**	281
Long-term debt	**3,299**	4,808	**6,511**	9,785
Income before income taxes	**22,553**	16,992	**54,227**	46,143
Income taxes	**(7,351)**	(2,073)	**(4,237)**	(542)
Net income	**29,904**	19,065	**58,464**	46,685
Accumulated earnings, beginning of period	**315,667**	224,439	**287,107**	196,819
Accumulated earnings, end of period	**$ 345,571**	$ 243,504	**$ 345,571**	$ 243,504
Net income per unit *(note 5)*				
Basic	**$ 0.54**	$ 0.35	**$ 1.06**	$ 0.87
Diluted	**$ 0.54**	$ 0.35	**$ 1.06**	$ 0.87
Weighted average number of units outstanding (thousands) *(note 5)*				
Basic	**55,206**	53,850	**55,009**	53,648
Diluted	**55,315**	53,941	**55,116**	53,728

See accompanying notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows

(unaudited)

($ thousands)	Three Months Ended June 30 2006	2005	Six months ended June 30 2006	2005
Cash from operations				
Net income	**$ 29,904**	$ 19,065	**$ 58,464**	$ 46,685
Items not involving cash:				
Amortization	**11,424**	12,114	**22,540**	24,169
Accretion of asset retirement obligations	**345**	321	**687**	641
Unit option compensation	**18**	4	**34**	4
Future income taxes	**(7,016)**	(2,151)	**(4,251)**	(2,004)
Loss on sale of assets and investment transactions	**-**	(141)	**-**	(9,347)
Equity loss (income)	**(192)**	554	**(2,197)**	(127)
Distributions from equity investments	**725**	703	**1,450**	1,443
Other	**70**	(57)	**141**	67
Funds generated from operations	**35,278**	30,412	**76,868**	61,531
ARO costs incurred and other	**(2)**	-	**(42)**	(145)
Net change in non-cash working capital	**8,567**	1,510	**(7,325)**	(13,322)
	43,843	31,922	**69,501**	48,064
Investing activities				
(Increase) decrease in customer deposits	**(5,448)**	(1,679)	**(2,988)**	50
Acquisition of capital assets	**(15,867)**	(7,245)	**(41,000)**	(12,550)
Disposition of capital assets	**149**	199	**328**	5030
Acquisition of energy services arrangements and contracts	**(367)**	-	**(384)**	-
Acquisition of long-term investments and other assets	**(1,876)**	(283)	**(1,876)**	(419)
Disposition of long-term investments and other assets	**-**	220	**-**	13,027
	(23,409)	(8,788)	**(45,920)**	5,138
Financing activities				
Decrease in short-term debt	**(7)**	(2,938)	**(2,710)**	(2,742)
Increase (decrease) in long-term debt	**(4,544)**	(2,860)	**(10,867)**	(17,744)
Distributions to unitholders	**(27,291)**	(24,202)	**(53,571)**	(48,213)
Net proceeds from issuance of units	**11,672**	7,479	**21,090**	15,425
	(20,170)	(22,521)	**(24,324)**	(53,274)
Change in cash and cash equivalents	**264**	613	**(743)**	(72)
Cash and cash equivalents, beginning of period	**10,678**	11,616	**11,685**	12,301
Cash and cash equivalents, end of period	**$ 10,942**	$ 12,229	**$ 10,942**	$ 12,229

See accompanying notes to the Consolidated financial statements

Selected Notes to the Consolidated Financial Statements

(Tabular amounts in thousands of dollars unless otherwise indicated.)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim Consolidated Financial Statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies applied are consistent with those outlined in the Trust's annual Consolidated Financial Statements for the fiscal year ended December 31, 2005. These interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2006 do not include all of the disclosures required in the annual financial statements, and should be read in conjunction with the audited Consolidated Financial Statements included in the Trust's Annual Report.

2. GAIN ON INVESTMENT

The Trust's investment in Taylor NGL Limited Partnership (Taylor) is accounted for using the equity method. On February 7, 2005 the Trust sold 1.4 million limited partnership units of Taylor for proceeds of $12.8 million, realizing an after tax gain of $3.9 million. The sale reduced the Trust's ownership in Taylor to 4.0 million units, or 14.0 percent.

On March 22, 2005 Taylor issued 13.0 million limited partnership units. AltaGas did not participate in this issue, which reduced the Trust's ownership in Taylor to 9.6 percent and resulted in an after tax dilution gain of $3.6 million.

3. JOINT VENTURE AGREEMENT

On April 4, 2006, AltaGas Income Trust and GreenWing Energy Management Ltd. announced the formation of a limited partnership for the purpose of developing a portfolio of power projects in North America. Contributions during the three months ended June 30, 2006 include $3.25 million in cash and issuance of a promissory note in the amount of $0.75 million, non-interest bearing, due April 3, 2007. AltaGas holds a 55 percent interest in the partnership units and the results of operations are proportionately consolidated in the financial statements from the date of inception. All assets acquired by the partnership are recorded at fair value.

4. UNITHOLDERS' EQUITY

	June 30 2006	December 31 2005
Unitholders' capital *(note 5)*	**$ 438,202**	$ 417,114
Contributed surplus	**2,873**	2,839
Unitholders' equity	**345,571**	287,107
Accumulated dividends	**(41,114)**	(41,114)
Accumulated unitholders' distributions declared[1]	**(215,635)**	(161,664)
Distributions of common shares of AltaGas Utility Group Inc.	**(25,696)**	(25,696)
	$ 504,201	$ 478,586

(1) Accumulated distributions paid by the Trust as at June 30, 2006 were $206.5 million (as at December 31, 2005 - $152.9 million).

5. UNITHOLDERS' CAPITAL

Authorized

- An unlimited number of trust units redeemable for cash at the option of the holder;
- An unlimited number of AltaGas Holding Limited Partnership No. 1 (AltaGas LP#1) class B limited partnership units, which are exchangeable into trust units on a one-for-one basis. Prior to May 1, 2014 the exchange is at the option of the unitholder at any time, and at the option of the Trust should the number of AltaGas LP#1 units outstanding fall below 750,000. After May 1, 2014 the exchange is at the option of either the Trust or the unitholder; and

- An unlimited number of AltaGas Holding Limited Partnership No. 2 (AltaGas LP#2) class B limited partnership units, which are exchangeable into trust units on a one-for-one basis. Prior to May 1, 2009 the exchange is at the option of the unitholder at anytime, and at the option of the Trust should the number of AltaGas LP#2 units outstanding fall below 1,000,000. After May 1, 2009 the exchange is at the option of either the Trust or the unitholder.

Trust Units Issued and Outstanding:	Number of units	Amount
December 31, 2005	52,505,514	$ 404,854
Units issued for cash on exercise of options	3,650	53
Units issued under DRIP[1]	761,628	21,035
Units issued for exchangeable units	50,119	286
March 31, 2006	**53,320,911**	**426,228**

(1) *Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan.*

Exchangeable Units Issued and Outstanding:		
December 31, 2005 issued by AltaGas LP#1	2,142,072	12,260
AltaGas LP#1 units redeemed for trust units	(50,119)	(286)
June 30, 2006	**2,091,953**	**11,974**
Issued and outstanding June 30, 2006	**55,412,864**	**$ 438,202**

The Trust has an employee unit option plan under which both employees and directors are eligible to receive grants. The Trust reserves 10 percent of the aggregate of the outstanding trust units and securities exchangeable for Trust units for issuance under the plan. To June 30, 2006, options granted under the plan generally had a term of 10 years to expiry and vested no longer than over a four year period. On May 1, 2004, subsequent to the establishment of the Trust, all options granted were vested.

At June 30, 2006 outstanding options were exercisable at various dates to the year 2016 (2005 – 2015). Options outstanding under the plan had a weighted average exercise price of $24.81 (2005 – $13.09) and a weighted average remaining term of 8.84 years (2005 – 8.13 years). As at June 30, 2006 the unexpensed fair value of unit option compensation cost associated with future periods was $0.3 million (2005 - $0.1 million).

The following table summarizes information about the Trust's unit options:

	Options Outstanding	
	Number of options	Weighted average exercise price
Units outstanding December 31, 2005	359,200	$ 24.53
Granted	15,000	29.10
Exercised	(3,650)	14.52
Cancelled	-	-
Unit options outstanding June 30, 2006	**370,550**	**$ 24.81**
Exercisable at June 30, 2006	**71,138**	**$ 15.28**

A summary of the plan as at June 30, 2006:

	Options Outstanding			Options Exercisable	
	Number outstanding at June 30 2006	Weighted average exercise price	Weighted average remaining contractual life (years)	Number exercisable at June 30 2006	Weighted average exercise price
$5.00 - $7.00	11,000	$ 6.23	4.16	11,000	$ 6.23
$7.01 - $15.50	31,000	10.22	6.63	31,000	10.22
$15.51 – $25.08	141,500	24.26	8.88	29,138	24.08
$25.09 – $29.15	187,000	28.74	9.45	-	-
	370,550	**$ 24.81**	**8.84**	**71,138**	**$ 15.28**

Units Outstanding[1]	Three months ended June 30 2006	Three months ended June 30 2005	Six months ended June 30 2006	Six months ended June 30 2005
Weighted average number of units – basic	**55,205,618**	53,849,646	**55,009,333**	53,648,201
Effect of dilutive stock options	**109,097**	90,988	**107,002**	80,225
Weighted average number of units – dilutive	**55,314,715**	53,940,644	**55,116,335**	53,728,426

(1) Includes exchangeable units.

6. RELATED PARTY TRANSACTIONS

In the normal course of business, AltaGas Income Trust and its affiliates transact with related parties. The following related party transactions were measured at their exchange amounts:

	Three months ended **June 30, 2006**	Six months ended **June 30, 2006**
Fees for administration, management and other services provided by:		
Utility Group to the Trust	**$ 180**	**$ 258**
Trust to Utility Group	**$ 102**	**$ 235**
Natural gas sales to Utility Group	**$ 9,293**	**$ 47,174**
Transportation services provided by Utility Group to the Trust	**$ 141**	**$ 284**
Natural gas sales from a 1/3 owned joint venture to a 1/3 owned related party	**$ 67**	**$ 208**

Included in accounts receivable at June 30, 2006 is $2.3 million from AltaGas Utility Group Inc. (Utility Group).

Included in accounts payable due to Utility Group at June 30, 2006 is $0.8 million of which $0.5 million is related to Utility Group's assumption of the Trust's liability for pension benefits earned by the CEO of Utility Group under the Trusts' supplemental executive retirement plan.

The resulting amounts due from and to related parties are non interest bearing and are related to transactions in the normal course of business. Utility Group is an equity accounted investment.

The Trust pays rent under a lease for office space to 2013761 Ontario Inc., which is owned by an employee. Payments of $40,000 were made in the six months ended June 30, 2006 (2005 – $40,000). The five-year lease expires in 2007 and is renewable at the option of AltaGas for another five years.

7. SUBSEQUENT EVENTS

On July 7, 2006 AltaGas Income Trust announced it will acquire a 93 percent interest in a new 10 Mmcf/d sour gas processing facility and a 100 percent interest in an associated 16 kilometre sour gas gathering line in Northwest Alberta currently expected to cost $14 million. The Clear Hills Gas Plant is being constructed by Tasman Exploration Ltd. The pipeline will connect a number of existing producer wells east of the plant. The acquisitions are subject to normal industry conditions precedent. AltaGas will operate the Clear Hills Gas Plant, which will consist of gathering pipelines, inlet separation, compression, refrigeration, amine sweetening and acid gas flaring facilities. The project will be underpinned with volume and revenue commitments from a number of producers, including Tasman Exploration Ltd.

8. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current financial statement presentation.

9. SEGMENTED INFORMATION

AltaGas is an integrated energy trust with a portfolio of assets and services used to move energy from the source to the

end-user. Transactions between the reporting segments are recorded at fair value. The Trust has six reportable segments. For the period from January 1, 2005 to November 16, 2005, the operating and financial results reflect the consolidated revenues and expenses of the entities that formed the NGD segment, which was spun out on November 17, 2005. The following describes the reporting segments:

Field Gathering and Processing — natural gas gathering lines and processing facilities;
Extraction and Transmission — ethane and natural gas liquids extraction plants and transmission pipelines;
Power Generation — power purchase arrangements and contracts and gas-fired peaking plants;
Energy Services — gas services and energy management services for natural gas and power, and oil and natural gas reserves and production;
Natural Gas Distribution — natural gas distribution utility business; and
Corporate — the costs of providing corporate services, and investments in public and private entities, corporate assets and general corporate overhead.

The following tables show the breakdown by segment:

For the three months ended June 30, 2006	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment Elimination	Total
Revenue	$ 33,481	$ 37,394	$ 39,563	$209,687	$ 236	$(20,739)	$ 299,622
Cost of sales	(2,441)	(22,117)	(18,832)	(203,346)	-	19,934	(226,802)
Operating and administrative expenses	(21,174)	(3,951)	(352)	(4,689)	(6,061)	805	(35,422)
Amortization	(5,836)	(1,928)	(1,827)	(1,286)	(547)	-	(11,424)
Operating income	$ 4,030	$ 9,398	$ 18,552	$ 366	$ (6,372)	$ -	$ 25,974
Net additions (reductions) to:							
Capital assets	$ 12,974	$ 317	$ 30	$ 211	$ (145)	$ -	$ 13,387
Energy services arrangements, contracts and relationships	$ -	$ -	$ 421	$ (54)	$ -	$ -	$ 367
Long-term investments and other assets	$ -	$ -	$ 1,720	$ -	$ (513)	$ -	$ 1,207
Goodwill	$ 815	$ 18,045	$ -	$ -	$ -	$ -	$ 18,860
Segment assets	$ 476,292	$233,496	$ 121,149	$ 120,326	$ 49,343	$ -	$1,000,606

For the six months ended June 30, 2006	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Intersegment Elimination	Total
Revenue	$ 67,994	$ 73,537	$ 91,242	$482,738	$ 2,277	$(40,428)	$ 677,360
Cost of sales	(5,060)	(43,812)	(45,612)	(470,291)	-	39,334	(525,441)
Operating and administrative expenses	(40,453)	(8,164)	(670)	(9,103)	(11,115)	1,094	(68,411)
Amortization	(11,560)	(3,846)	(3,652)	(2,379)	(1,103)	-	(22,540)
Operating income	$ 10,921	$ 17,715	$ 41,308	$ 965	$ (9,941)	$ -	$ 60,968
Net additions (reductions) to:							
Capital assets	$ 27,636	$ 749	$ 1,274	$ 417	$ 360	$ -	$ 30,436
Energy services arrangements, contracts and relationships	$ -	$ -	$ 421	$ (37)	$ -	$ -	$ 384
Long-term investments and other assets	$ -	$ -	$ 1,720	$ -	$ 631	$ -	$ 2,333
Goodwill	$ 815	$ 18,045	$ -	$ -	$ -	$ -	$ 18,860
Segment assets	$ 476,292	$233,496	$ 121,149	$ 120,326	$ 49,343	$ -	$1,000,606

For the three months ended June 30, 2005	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Natural Gas Distribution	Corporate	Intersegment Elimination	Total
Revenue	$ 30,965	$ 43,349	$ 43,422	$ 226,890	$ 22,011	-	$ (40,656)	$ 325,583
Cost of sales	(2,403)	(29,980)	(29,159)	(221,483)	(15,168)	-	40,106	(258,087)
Operating and administrative expenses	(17,882)	(3,819)	(426)	(3,817)	(4,605)	(3,382)	550	(33,381)
Amortization	(5,048)	(1,899)	(1,828)	(902)	(1,971)	(466)	-	(12,114)
Operating income	$ 5,632	$ 7,651	$ 12,009	$ 688	$ 267	$ -	-	$ 22,001
Net additions (reductions) to:								
Capital assets	$ 6,468	$ 948	$ 3	$ 222	$ 2,398	$ (337)	-	$ 9,702
Long-term investments and other assets	$ -	$ -	$ -	$ -	$ 115	$ (1,253)	-	$ (3,835)
Goodwill	$ 815	$ 18,045	$ -	$ -	$ -	$ -	-	$ 18,860
Segment assets	$ 431,754	$ 239,417	$ 113,212	$ 116,406	$ 135,484	$ 33,352	-	$ 1,069,625

For the six months ended June 30, 2005	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Natural Gas Distribution	Corporate	Intersegment Elimination	Total
Revenue	$ 61,659	$ 86,234	$ 83,722	$ 470,146	$ 68,385	$ 9,478	$ (100,992)	$ 678,542
Cost of sales	(4,962)	(59,129)	(59,078)	(458,679)	(49,726)	-	99,924	(531,650)
Operating and administrative expenses	(35,236)	(7,660)	(858)	(7,195)	(9,226)	(7,407)	1,068	(66,514)
Amortization	(10,115)	(3,724)	(3,652)	(1,785)	(3,952)	(941)	-	(24,169)
Operating income	$ 11,256	$ 15,721	$ 20,134	$ 2,487	$ 5,481	$ 1,130	-	$ 56,209
Net additions (reductions) to:								
Capital assets	$ 1,722	$ 991	$ 3	$ 433	$ 4,302	$ 1,127	-	$ 8,578
Long-term investments and other assets	$ -	$ -	$ -	$ -	$ 115	$ (5,088)	-	$ (4,973)
Goodwill	$ 815	$ 18,045	$ -	$ -	$ -	$ -	-	$ 18,860
Segment assets	$ 431,754	$ 239,417	$ 113,212	$ 116,406	$ 135,484	$ 33,352	-	$ 1,069,625

Interim Certificate
Form 52-109F2 - Certification of Interim Filings

I, **Rickard M Alexander**, the Senior Vice President and Chief Executive Officer of AltaGas Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AltaGas Ltd. (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

DATED: August 9, 2006

"Richard M. Alexander"

Richard M. Alexander
Senior Vice President and Chief Financial Officer

Interim Certificate
Form 52-109F2 - Certification of Interim Filings

I, David W. Cornhill, Chairman, President & Chief Executive Officer of AltaGas Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of AltaGas Ltd. (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

DATED: August 9, 2006

"David W. Cornhill"

David W. Cornhill
Chairman, President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis (MD&A) of operations and unaudited interim Consolidated Financial Statements presented herein report on a continuity-of-interest accounting basis which recognizes AltaGas Income Trust (AltaGas or the Trust) as the successor to AltaGas Services Inc. (ASI). This MD&A dated August 9, 2006 is a review of the results of operations and the liquidity and capital resources of the Trust. It should be read in conjunction with the accompanying unaudited interim Consolidated Financial Statements of the Trust as at and for the three and six-month periods ended June 30, 2006 and the Notes thereto and with the audited Consolidated Financial Statements and MD&A contained in the Trust's annual report for the year ended December 31, 2005.

This MD&A contains forward-looking statements. When used in this MD&A the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this MD&A contains forward-looking statements with respect to, among others things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties including without limitation, changes in market competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this MD&A, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this MD&A as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in this MD&A herein should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this MD&A are expressly qualified as cautionary statements.

Additional information relating to AltaGas can be found on its website at www.altagas.ca. The continuous disclosure materials of the Trust, filed as AltaGas Services Inc. prior to May 1, 2004, including its annual MD&A and audited financial statements, Annual Information Form, Information Circular and Proxy Statement, material change reports and press releases issued by the Trust, are also available through the Trust's website or directly through the SEDAR system at www.sedar.com.

ALTAGAS INCOME TRUST

On April 29, 2004, the securityholders of ASI voted in favour of a plan of arrangement to reorganize the business of ASI into an open-ended investment trust effective May 1, 2004. For each common share of ASI, shareholders received either one unit of the Trust (trust unit) or one exchangeable unit of AltaGas Holding Limited Partnership No. 1 (AltaGas LP#1) or AltaGas Holding Limited Partnership No. 2 (AltaGas LP#2) (trust units and exchangeable units being collectively units). As a result of implementing the reorganization, the Trust indirectly held through its subsidiaries and partnerships all of the assets, liabilities and businesses formerly owned by ASI. The material businesses of the Trust are operated by AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Pipelines Partnership, as well as PremStar Energy Canada Limited Partnership and ECNG Limited Partnership (collectively the operating subsidiaries). AltaGas Utilities Inc. was owned by the Trust until the November 17, 2005 spin-out of the Natural Gas Distribution segment. The cash flow of the Trust is solely dependent on the results of the operating subsidiaries and is derived from operating income earned from partnership interests held by AltaGas LP#1, from interest earned on loans to the operating subsidiaries and from dividends or returns of capital from equity interests held within the trust structure.

AltaGas General Partner Inc., through its Board of Directors, the members of which are elected by the Trust at the direction of the holders of the units, has been delegated by the trustee of the Trust to manage or supervise the management of the business and affairs of the Trust. AltaGas Ltd. provides all management, administrative and operating services to the Trust and its subsidiaries.

DISTRIBUTIONS

AltaGas' distributions are determined giving consideration to the ongoing sustainable distributable cash flow as impacted by the consolidated net income, maintenance and growth capital and debt repayment requirements of the Trust. The Trust targets to pay substantially all of its ongoing sustainable distributable cash through regular monthly distributions made to unitholders.

The Trust commenced monthly distributions of $0.15 for each trust unit and exchangeable unit on June 15, 2004. AltaGas pays cash distributions on the 15th day of each month to unitholders of record on the 25th day of the previous month or, in each case, the following business day if the payment date or record date falls on a weekend or holiday.

The Trust's monthly cash distribution was increased to $0.16 per unit, an increase of 7 percent from $0.15 per unit, payable to unitholders of record on August 25, 2005.

On March 1, 2006, the Trust's monthly cash distribution was increased to $0.165 per unit payable to unitholders of record on March 27, 2006. During second quarter 2006, AltaGas declared cash distributions of $0.495 per unit compared to $0.45 per unit in second quarter 2005.

On August 9, 2006 the Trust's monthly cash distribution was increased to $0.17 per unit payable to unitholders of record on August 25, 2006.

On November 17, 2005 the Trust completed the spin-out of its 100 percent owned subsidiary AltaGas Utility Group Inc. (Utility Group), as a separate, publicly traded corporation. As part of the spin-out, the Trust distributed one common share of Utility Group (valued at $7.50 per share) for every 13.9592 trust units held on November 14, 2005.

The following table summarizes AltaGas' dividend and distribution declaration history since 2003[1]:

($ per unit)	**2006**	2005	2004	2003
First quarter	**$ 0.485**	$ 0.45	$ 0.11	$ 0.08
Second quarter	**0.495**	0.45	0.30	0.08
Third quarter		0.47	0.45	0.11
Fourth quarter		0.48	0.45	0.11
Distribution of shares[2]		0.54	-	-
	$ 0.98	$ 2.39	$ 1.31	$ 0.38

(1) Dividends were paid to shareholders from first quarter 2001 through first quarter 2004 prior to the reorganization of AltaGas Services Inc. into AltaGas Income Trust. The trust conversion occurred in May 2004 and monthly distributions were declared to unitholders beginning May 2004.

(2) One share of Utility Group was issued for every 13.9592 trust units held on November 14, 2005.

On May 20, 2004, AltaGas adopted a Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plan (DRIP) for eligible holders of trust units and exchangeable units of AltaGas Income Trust, AltaGas LP#1, and AltaGas LP#2. DRIP participation generated $11.6 million in new equity through the issuance of 0.4 million trust units for the quarter ended June 30, 2006. By June 30, 2006, the DRIP had contributed a total of $58.8 million of new equity and 2.4 million new units. Complete details on the DRIP are available on the AltaGas website at www.altagas.ca.

CONSOLIDATED RESULTS

Consolidated Financial Results ($ millions)	Three months ended June 30 2006	Three months ended June 30 2005	Six months ended June 30 2006	Six months ended June 30 2005
Revenue	**299.6**	325.6	**677.4**	678.5
Net revenue[1]	**72.8**	67.5	**151.9**	146.9
EBITDA[1]	**37.4**	34.1	**83.5**	80.4
Operating income[1]	**26.0**	22.0	**61.0**	56.2
Net income	**29.9**	19.1	**58.5**	46.7
Total assets	**1,000.6**	1,069.6	**1,000.6**	1,069.6
Total long-term liabilities	**341.9**	303.4	**341.9**	303.4
Net additions to capital assets	**15.0**	8.5	**33.2**	3.6
Cash flows				
Funds generated from operations[1]	**35.3**	30.4	**76.9**	61.5
Distributable cash[1]	**33.7**	27.9	**73.7**	57.6
Distributions paid[2]	**27.3**	24.2	**53.6**	48.2
($ per unit)				
EBITDA[1]	**0.68**	0.63	**1.52**	1.50
Net income	**0.54**	0.35	**1.06**	0.87
Cash flows				
Funds generated from operations[1]	**0.64**	0.56	**1.40**	1.15
Distributable cash[1]	**0.61**	0.52	**1.34**	1.07
Distributions paid[2]	**0.495**	0.45	**0.975**	0.90
Units outstanding (millions)				
Weighted average number of units outstanding for the period (basic)	**55.2**	53.8	**55.0**	53.6
End of period	**55.4**	54.0	**55.4**	54.0

(1) Non-GAAP financial measure. See discussion in the following section of the MD&A.

(2) Distributions paid of $0.165 per unit per month commencing in April 2006. From September 2005 to March 2006 distributions of $0.16 per unit per month were paid. From June 2004 to August 2005 distributions of $0.15 per unit per month were paid.

CONSOLIDATED FINANCIAL REVIEW

Net income for the three and six months ended June 30, 2006 was $29.9 million ($0.54 per unit) and $58.5 million ($1.06 per unit) respectively, compared to $19.1 million ($0.35 per unit) and $46.7 million ($0.87 per unit) for the same periods in 2005. The increase in net income for second quarter 2006 was due to higher prices received on power volumes sold, lower power transmission costs, $6.6 million in lower taxes related to future income tax recoveries, which reflected substantively enacted reductions to both federal and Alberta corporate tax rates, lower interest expense and higher natural gas liquids fractionation spreads (frac spreads). The growth in the FG&P segment was partially offset by the negative impact of planned and unplanned downtime at the Bantry and Rainbow Lake facilities.

The increase in net income for the six months ended June 30, 2006 was due to higher prices received on power volumes sold, lower power transmission costs, $6.6 million in lower taxes related to future income tax recoveries, lower interest expense, growth in the FG&P segment and higher frac spreads, partially offset by the negative impact of planned and unplanned downtime at the Bantry and Rainbow Lake facilities. Net income in the first half of 2006 was also reduced by the spin-out of the NGD segment which occurred in November 2005, while an after-tax gain of $7.9 million on the sale of Taylor units in first quarter 2005 contributed to net income in the first half of 2005.

Funds generated from operations for the second quarter and first half of 2006 were $35.3 million and $76.9 million respectively, compared to $30.4 million and $61.5 million in the same periods last year. The increases were due to stronger operating results in second quarter and first half of 2006 compared to the same periods last year.

On a consolidated basis net revenue for the three months ended June 30, 2006 was $72.8 million compared to $67.5 million in the same quarter last year. The increase was due to higher power prices received on power sold and lower transmission costs in the Power Generation segment, higher operating cost recoveries, expansions and acquisitions in the FG&P segment, higher frac spreads and the acquisition of iQ2, partially offset by the spin-out of the NGD business in November 2005. Net revenue reported by the NGD segment in second quarter 2005 was $6.9 million. Second quarter 2005 included a one-time negative adjustment of $0.6 million related to the Trust's investment in Taylor.

Net revenue for the six months ended June 30, 2006 was $151.9 million compared to $146.9 million in the same period in 2005. The increase was due to the same factors as described for the second quarter. The first half of 2005 net revenue included $9.2 million from the gain on the sale of the Taylor units as well as a one-time negative adjustment of $0.6 million for the management reorganization related to Taylor, and $18.7 million from the NGD business which was spun-out in late 2005. Excluding the impact of the Taylor gain and the NGD segment, net revenue in the first half of 2006 increased 27 percent compared to the same period last year.

In the Power Generation, Energy Services and Extraction and Transmission segments, net revenue, which is revenue less the cost of commodities purchased for sale and shrinkage, better reflects performance than does revenue, as changes in the market price of natural gas and power affect both revenue and cost of goods sold.

Operating and administrative expenses for the three and six months ended June 30, 2006 were $35.4 million and $68.4 million respectively, compared to $33.4 million and $66.5 million for the same periods in 2005. The increases were due to higher overall operating and administrative costs, additional costs from new FG&P facilities and higher costs due to the acquisition of iQ2. These increases were offset by the spin-out of the NGD segment in fourth quarter 2005, which reported operating and administrative costs of $4.6 million and $9.2 million in the three and six months ended June 30, 2005 respectively. Increased costs of $0.4 million and $1.2 million in second quarter and first half of 2006 respectively were incurred to meet new certification requirements for reporting issuers mandated by the Canadian Securities Administrators.

Amortization expense for the three and six months ended June 30, 2006 decreased to $11.4 million and $22.5 million respectively, from $12.1 million and $24.2 million in the same periods last year. The decreases were due to the spin-out of the NGD segment, partially offset by increases related to the growth in capital assets resulting from acquisitions and internal expansion projects, higher depletion expense related to the Trust's oil and gas properties and to amortization related to the acquisition of Energy Services contracts.

Interest expense for the three and six months ended June 30, 2006 was $3.4 million and $6.7 million respectively, compared to $5.0 million and $10.1 million for the same periods last year. The decreases in both periods were due to lower average debt balances as a result of using the proceeds of the November 17, 2005 spin-out of the NGD segment to repay $85.4 million of debt, and higher funds generated from operations. Also contributing to the lower interest expense was a lower average borrowing rate of 4.93 percent in second quarter 2006 (first half 2006 – 4.92 percent), compared to 5.92 percent in second quarter 2005 (first half 2005 – 5.89 percent), driven by the 2005 refinancing of term debt at lower rates.

Income taxes for the three and six months ended June 30, 2006 were recoveries of $7.3 million and $4.2 million, respectively, compared to recoveries of $2.1 million and $0.6 million for the same periods in 2005. During the second quarter of 2006, the federal and Alberta governments substantially enacted income tax rate reductions, resulting in a non-recurring reduction in income tax expense of $6.6 million. Before the non-recurring reductions, income taxes for the three and six months ended June 30, 2006 were a recovery of $0.7 million and an expense of $2.2 million, respectively. The increased income tax expense was due to higher net income in 2006, as well as the 2005 effective tax rates being reduced

by the Taylor capital gain reported in first quarter 2005. Income taxes reported for first half of 2005 also included an expense of $1.0 million related to the NGD segment.

NON-GAAP FINANCIAL MEASURES

AltaGas provides certain financial measures in this MD&A that do not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures may not be comparable to similar measures presented by other entities.

The purpose of these financial measures and their reconciliation to GAAP financial measures is shown below. All of the measures have been calculated consistent with previous disclosures by AltaGas.

Net Revenue

		Three months ended June 30		Six months ended June 30	
($ millions)		**2006**	2005	**2006**	2005
Net revenue		**72.8**	67.5	**151.9**	146.9
Add:	Cost of sales	**226.8**	258.1	**525.5**	531.6
Revenue (GAAP financial measure)		**299.6**	325.6	**677.4**	678.5

In the Power Generation, Energy Services and Extraction and Transmission segments, net revenue is a better measure of business performance than revenue, as changes in the market price of power and natural gas purchased for resale and shrinkage affect both revenue and cost of sales.

Operating Income

		Three months ended June 30		Six months ended June 30	
($ millions)		**2006**	2005	**2006**	2005
Operating income		**26.0**	22.0	**61.0**	56.2
Add (deduct):	Interest	**(3.4)**	(5.0)	**(6.7)**	(10.1)
	Income taxes	**7.3**	2.1	**4.2**	0.6
Net income (GAAP financial measure)		**29.9**	19.1	**58.5**	46.7

AltaGas reports segmented operating income in the Notes to the Consolidated Financial Statements.

EBITDA

		Three months ended June 30		Six months ended June 30	
($ millions)		**2006**	2005	**2006**	2005
EBITDA		**37.4**	34.1	**83.5**	80.4
Add (deduct):	Amortization	**(11.4)**	(12.1)	**(22.5)**	(24.2)
	Interest	**(3.4)**	(5.0)	**(6.7)**	(10.1)
	Income taxes	**7.3**	2.1	**4.2**	0.6
Net income (GAAP financial measure)		**29.9**	19.1	**58.5**	46.7

EBITDA is provided to assist in understanding the Trust's ability to generate cash and cover interest payments.

Funds Generated From Operations

		Three months ended June 30		Six months ended June 30	
($ millions)		**2006**	2005	**2006**	2005
Funds generated from operations		**35.3**	30.4	**76.9**	61.5
Add (deduct):	Net change in non-cash working capital and ARO and other costs incurred	**8.5**	1.5	**(7.4)**	(13.4)
Cash from operations (GAAP financial measure)		**43.8**	31.9	**69.5**	48.1

Funds generated from operations is provided to assist in determining the Trust's ability to generate cash from operations, after interest and taxes, without regard to changes in the Trust's non-cash working capital and asset retirement and other expenditures in the period.

Distributable Cash	Three months ended June 30		Six months ended June 30	
($ millions)	**2006**	2005	**2006**	2005
Distributable cash flow	**33.7**	27.9	**73.7**	57.6
Add (deduct): Maintenance capital expenditures	**1.6**	2.5	**3.2**	3.9
Net change in non-cash working capital and ARO and other costs incurred	**8.5**	1.5	**(7.4)**	(13.4)
Cash from operations (GAAP financial measure)	**43.8**	31.9	**69.5**	48.1

The Trust's distributable cash is equal to consolidated funds generated from operations before changes in non-cash working capital and asset retirement and other costs incurred, after providing for maintenance capital expenditures. Distributable cash is not a defined performance measure under GAAP and distributable cash cannot be assured. The Trust's calculation of distributable cash may differ from similar calculations used by comparable entities. Distributable cash is a main performance measure used by management and investors to evaluate performance of the Trust and its operating subsidiaries.

RESULTS OF OPERATIONS BY SEGMENT

Operating Income	Three months ended June 30		Six months ended June 30	
($ millions)	**2006**	2005	**2006**	2005
Field Gathering and Processing	**4.0**	5.7	**10.9**	11.3
Extraction and Transmission	**9.4**	7.6	**17.7**	15.7
Power Generation	**18.5**	12.0	**41.3**	20.1
Energy Services	**0.4**	0.7	**1.0**	2.5
Natural Gas Distribution	**-**	0.3	**-**	5.5
Corporate	**(6.3)**	(4.3)	**(9.9)**	1.1
	26.0	22.0	**61.0**	56.2

FIELD GATHERING AND PROCESSING

The Field Gathering and Processing segment includes the field gathering and processing facilities, as well as AltaGas' investments in businesses ancillary to the gathering and processing business.

Financial Results	Three months ended June 30		Six months ended June 30	
($ millions)	**2006**	2005	**2006**	2005
Revenue	**33.5**	31.0	**68.0**	61.6
Net revenue	**31.0**	28.6	**62.9**	56.6
Operating and administrative expense	**21.2**	17.9	**40.4**	35.2
Amortization expense	**5.8**	5.0	**11.6**	10.1
Operating income	**4.0**	5.7	**10.9**	11.3

Operating Statistics	Three months ended June 30 **2006**	2005	Six months ended June 30 **2006**	2005
Capacity (Mmcf/d)[1]	**1,002**	916	**1,002**	916
Throughput (gross Mmcf/d)[2]	**565**	561	**568**	560
Capacity utilization (percent)[2]	**56**	62	**57**	61
Average working interest (percent)[1]	**90**	89	**90**	89

(1) As at June 30.

(2) Average for the period.

Results of Operations

Operating income in the FG&P segment in second quarter and first half of 2006 was $4.0 million and $10.9 million respectively compared to $5.7 million and $11.3 million in the same periods last year. The decreases were mainly due to planned and unplanned downtime at AltaGas' Bantry facility and upstream disruptions at the Rainbow Lake plant. The decreases were partially offset by increased earnings from new and expanded facilities added in late 2005 and early 2006, including Blair Creek, Clear Prairie, Princess, Marten Creek and Iron Creek and the receipt in first quarter 2006 of approximately $1.0 million from take-or-pay contractual provisions.

Utilization reported in second quarter 2006 was 56 percent, compared to the 62 percent reported in the same quarter last year and 57 percent in the first half of this year. The first quarter 2006 start-up of Princess and Clear Prairie increased the June 30, 2006 period-end capacity, but the facilities were not operating at normal levels by June 30, lowering utilization by 3 percentage points in the second quarter. Volumes at these facilities are expected to ramp up throughout the remainder of the year. Also contributing to the utilization decline in the first half of 2006 were planned and unplanned downtime at Bantry and third-party disruptions at Rainbow Lake, reducing utilization by a further 1 percentage point. Both facilities resumed normal operations by the end of the second quarter. The second quarter is historically when volumes are impacted by lower producer activity associated with spring breakup, producer maintenance activity and AltaGas maintenance activity. This activity has been offset this year by new volumes processed at Princess, Blair Creek and Clear Prairie.

Revenue in the FG&P segment in second quarter and first half of 2006 was $33.5 million and $68.0 million respectively compared to $31.0 million and $61.6 million in the same periods last year. Net revenue increased to $31.0 million from $28.6 million in the second quarter and to $62.9 million from $56.6 million for the first half of the year. The increase of $2.5 million in second quarter 2006 was mainly due to increased throughput from expansions and additions, higher gathering and processing fees and higher operating cost recoveries, partially offset by downtime at the Bantry facility and upstream disruptions at Rainbow Lake. The increase of $6.4 million in the first half of 2006 was due to the same factors as the second quarter increase as well as a take-or-pay receipt resulting from a contractual arrangement in first quarter 2006.

Operating and administrative expense in the FG&P segment in second quarter and first half of 2006 was $21.2 million and $40.4 million respectively, compared to $17.9 million and $35.2 million in the same periods last year. New facilities and expansions of existing facilities, higher repair and maintenance costs, higher power costs, and higher overall operating costs contributed to the increases in the quarter and the first half of 2006. A positive equalization adjustment of $0.7 million recorded in the first quarter last year also contributed to the year-over-year increase in operating and administrative expense.

Amortization expense in the FG&P segment in second quarter and first half of 2006 was $5.8 million and $11.6 million respectively, compared to $5.0 million and $10.1 million in the same periods last year due to amortization of new plants including Blair Creek, Princess, Clear Prairie, and other capital additions in 2005 and early 2006.

Operating income as a percentage of net revenue in the FG&P segment in second quarter and first half of 2006 was 13

percent and 17 percent respectively, compared to 20 percent in the same periods in 2005. The decreases were mainly due to operational upsets at the Bantry and Rainbow Lake facilities, which reduced operating income while higher operating cost recoveries and take-or-pay receipts in the first half of the year contributed to increases in net revenue.

Outlook

AltaGas expects that full-year 2006 FG&P results will continue to benefit from the 2005 and early 2006 acquisitions and expansions. With return to normal operations at Bantry and Rainbow Lake and contribution of new facilities, utilization rates are expected to increase to levels closer to AltaGas' historical norms over the course of the year. While the natural gas industry has been experiencing some contraction in drilling activity, AltaGas continues to experience strong well tie-ins and does not anticipate any significant impact to its FG&P segment as a result of the contraction over the remainder of the year.

The expansion at Prairie River and equipment modifications resulting in throughput increases at Iron Creek and Rainbow Lake announced in second quarter 2006 are expected to begin contributing to earnings during third quarter 2006. The Clear Hills acquisition announced on July 6, 2006 is expected to begin contributing to operating income upon commissioning of the facility at the end of August 2006. A turnaround is planned at Rainbow Lake for early September to coincide with planned downstream pipeline outages. AltaGas expects that the third quarter will strengthen as operational issues at Bantry and Rainbow Lake have been resolved.

EXTRACTION AND TRANSMISSION

The Extraction and Transmission segment includes ethane and natural gas liquids (NGL) extraction plant interests and transmission pipelines.

Financial Results	Three months ended June 30		Six months ended June 30	
($ millions)	**2006**	2005	**2006**	2005
Revenue	**37.4**	43.3	**73.5**	86.2
Net revenue	**15.3**	13.4	**29.7**	27.1
Operating and administrative expense	**4.0**	3.9	**8.2**	7.7
Amortization expense	**1.9**	1.9	**3.8**	3.7
Operating income	**9.4**	7.6	**17.7**	15.7

Operating Statistics	Three months ended June 30		Six months ended June 30	
	2006	2005	**2006**	2005
Extraction				
Inlet capacity (mmcf/d)(1)	**539**	539	**539**	539
Production (Bbls/d)(2)	**18,976**	18,883	**19,188**	19,987
Transmission volumes (Mmcf/d)(2)(3)	**399**	434	**399**	432

(1) As at June 30.

(2) Average for the period.

(3) Excludes condensate pipeline volumes.

Results of Operations

Operating income in the Extraction and Transmission (E&T) segment in second quarter 2006 and first half of the year was $9.4 million and $17.7 million respectively, compared to $7.6 million and $15.7 million for the same periods last year. The increases were mainly due to higher NGL frac spreads in the extraction business. Frac spreads in second quarter and first half of 2006 were in excess of $22.00/Bbl and $18.00/Bbl respectively compared to about $10.00/Bbl in the same periods in 2005. Operating income for the transmission business for the quarter and the first six months of 2006 was essentially flat compared to 2005.

Average ethane and NGL volumes extracted increased to 18,976 Bbls/d in second quarter 2006, from 18,883 Bbls/d in the same quarter last year. While yields were slightly lower than in 2005, a plant turnaround at Joffre and a severe wind storm in June 2005 at Empress resulted in a temporary shutdown reducing production in second quarter 2005. The volume changes had minimal impact on financial results due to contractual arrangements in place. Transmission volumes declined in second quarter 2006 compared to the second quarter last year. These decreases have minimal impact on financial results due to cost of service and take-or-pay contractual arrangements in place.

Revenue in the E&T segment in second quarter and first half of 2006 was $37.4 million and $73.5 million respectively, compared to $43.3 million and $86.2 million in the same periods last year. The decreases were mainly due to purchasing arrangements associated with the replacement of shrinkage gas in the extraction business

Net revenue in second quarter and first half of 2006 was $15.3 million and $29.7 million respectively, compared to $13.4 million and $27.1 million in the same periods last year. The increases in net revenue were mainly due to higher NGL frac spreads and higher operating cost recoveries.

Operating and administrative expense in the E&T segment in second quarter 2006 and first half of the year was $4.0 million and $8.2 million respectively, compared to $3.9 million and $7.7 million in the same periods last year. The increase in second quarter 2006 was mainly due to general increases in operating and administrative expenses, and to increases in power costs. The year-to-date increase was also impacted by higher power usage due to a gear box malfunction at the Provident-operated Empress extraction plant in first quarter 2005 that resulted in lower power consumption.

Amortization in the E&T segment in second quarter 2006 and first half of the year was relatively flat at $1.9 million and $3.8 million respectively, compared to $1.9 million and $3.7 million in the same periods last year.

Operating income as a percentage of net revenue in the E&T segment in second quarter 2006 and first half of the year was 61 percent and 60 percent respectively, compared to 57 percent and 58 percent in the same periods last year. The increases were mainly due to higher NGL frac spreads in the extraction business.

Outlook

The E&T segment is expected to continue to deliver strong performance and predictable and stable returns in 2006 due to contractual arrangements in place. While AltaGas benefited from strong NGL frac spreads in the first half of 2006, AltaGas' expectation is that average NGL frac spreads will be lower for the remainder of the year as gas prices are expected to increase as we enter the winter heating season.

POWER GENERATION

The Power Generation segment comprises the Sundance power purchase arrangement and gas-fired peaking plants.

Financial Results	Three months ended June 30		Six months ended June 30	
($ millions)	**2006**	2005	**2006**	2005
Revenue	**39.5**	43.4	**91.2**	83.7
Net revenue	**20.7**	14.2	**45.6**	24.6
Operating and administrative expense	**0.4**	0.4	**0.7**	0.9
Amortization expense	**1.8**	1.8	**3.6**	3.6
Operating income	**18.5**	12.0	**41.3**	20.1

Operating Statistics	Three months ended June 30 2006	2005	Six months ended June 30 2006	2005
Volume of power sold (thousands of MWh)	**656**	862	**1,498**	1,715
Average price received on the sale of power ($/MWh)[1]	**60.26**	50.37	**60.91**	48.81
Alberta Power Pool average spot price ($/MWh)[1]	**53.59**	51.46	**55.17**	48.68

(1) Average for the period.

Results of Operations

Operating income in the Power Generation segment in second quarter and first half of 2006 was $18.5 million and $41.3 million respectively, compared to $12.0 million and $20.1 million in the same periods last year. The increases were primarily due to higher power prices received and lower transmission costs incurred. The Genesee power contract which represented 100 MW from the Genesee facility expired March 31, 2006. However, the decline in second quarter 2006 operating income due to the expiration of the Genesee power contract was more than offset by higher operating income from the Sundance power purchase arrangement.

Net revenue for the Power Generation segment in second quarter and first half of 2006 was $20.7 million and $45.6 million respectively, compared to $14.2 million and $24.6 million in the same periods last year due to higher average prices received on the sale of power and lower transmission costs.

The average price received reflected the impact of entering into forward financial sales contracts at higher contracted prices than in 2005, as well as the effect of higher prices on spot market sales for the unhedged portion of AltaGas' power sales. These price impacts increased net revenue by $5.9 million in the quarter and $16.9 million year-to-date.

Lower transmission costs contributed $3.1 million to the increase in net revenue in the quarter and $6.5 million year-to-date. Lower transmission costs are the result of a shift in responsibility for interconnection and operating reserve charges from power generators to power purchasers effective January 1, 2006.

The expiration of the Genesee power strip contract reduced net revenue by approximately $4 million in second quarter 2006 compared to second quarter 2005. Other favourable impacts on net revenue for both the second quarter and the first half of 2006 included lower line losses and higher ancillary service sales.

Operating income as a percentage of net revenue increased to 89 percent in second quarter 2006 from 85 percent in the same quarter in 2005 and year-to-date increased to 91 percent in 2006 compared to 82 percent in 2005 as a result of higher power prices and lower transmission costs.

Operating, administrative and amortization expenses were similar in the second quarter and first half of 2006 compared to the same periods last year.

Volume of power sold in the three and six months ended June 30, 2006 were lower than the same periods last year as a result of the expiration of the Genesee power contract on March 31, 2006.

Outlook

Management expects results in the Power Generation segment to continue to benefit from strong power prices on hedged volumes for the remainder of the year. Operating income from the Power Generation segment for the year are expected to be higher than 2005 despite the expiration of the Genesee power strip contract on March 31, 2006.

ENERGY SERVICES

The Energy Services segment includes the energy management, gas services and oil and gas production businesses. AltaGas is not in the business of exploration and development of natural gas reserves; however, associated with certain of its facility acquisitions, AltaGas has accumulated a portfolio of oil and natural gas reserves that it continues to hold and produce.

Financial Results	Three months ended June 30		Six months ended June 30	
($ millions)	**2006**	2005	**2006**	2005
Revenue	**209.7**	226.9	**482.7**	470.2
Net revenue	**6.4**	5.4	**12.5**	11.5
Operating and administrative expense	**4.7**	3.8	**9.1**	7.2
Amortization expense	**1.3**	0.9	**2.4**	1.8
Operating income	**0.4**	0.7	**1.0**	2.5

Operating Statistics	Three months ended June 30		Six months ended June 30	
	2006	2005	**2006**	2005
Energy management service contracts(1)	**1,289**	446	**1,289**	446
Average wholesale volumes marketed (GJ/d)(2)	**322,420**	301,416	**316,626**	321,732

(1) Active energy management service contracts at the end of the reporting period.

(2) Average for the period.

Results of Operations

Operating income in the Energy Services segment in second quarter and first half of 2006 was $0.4 million and $1.0 million respectively compared to $0.7 million and $2.5 million in the same periods last year. The decreases were primarily due to lower activity in the gas services business, higher operating and administrative costs, lower production volumes and higher depletion rates in oil and gas production. The increase in energy management service contracts was due to the acquisition of iQ2 in November 2005 and growth in the energy management business.

Net revenue for the Energy Services segment in second quarter and first half of 2006 was $6.4 million and $12.5 million respectively, compared to $5.4 million and $11.5 million in the same periods last year. Net revenue increased as a result of the acquisition of iQ2 in fourth quarter 2005, partially offset by lower production volumes due to reserve depletions.

Operating and administrative expense for the Energy Services segment in second quarter and first half of 2006 was $4.7 million and $9.1 million respectively compared to $3.8 million and $7.2 million in the same periods last year. The increases were due to the iQ2 acquisition, higher expenses for shared services as a result of a change in the method used to allocate such costs, and a credit received in second quarter 2005 related to a gas marketing contract.

Amortization expense in second quarter and first half of 2006 was $1.3 million and $2.4 million respectively, compared to $0.9 million and $1.8 million in the same periods last year. The increases were primarily due to higher depletion and depreciation rates in oil and gas production and to amortization related to the acquisition of Energy Services contracts.

Operating income as a percentage of net revenue declined to 6 percent and 8 percent in second quarter and first half of 2006 from 13 percent and 22 percent in the same periods in 2005. These declines were due to higher costs and to non-recurring credits in first half of 2005, reduced activity in gas services and to a decline in production volumes in 2006.

Outlook

The Energy Services segment is expected to deliver improving operating income over the remainder of the year, driven by growth in energy management fees, and margins on locked-in fixed-price purchase and sale contracts.

NATURAL GAS DISTRIBUTION

The NGD segment included AltaGas Utilities Inc., AltaGas' one-third interest in Inuvik Gas Ltd. and its 24.9 percent interest in Heritage Gas Limited. On November 17, 2005, the Trust spun out its NGD business into a separate, publicly traded company.

Financial Results	Three months ended	June 30	Six months ended	June 30
($ millions)	**2006**	2005	**2006**	2005
Revenue	-	22.0	-	68.4
Net revenue	-	6.9	-	18.7
Operating and administrative expense	-	4.6	-	9.2
Amortization expense	-	2.0	-	4.0
Operating income	-	0.3	-	5.5

Operating Statistics[1]	Three months ended	June 30	Six months ended	June 30
	2006	2005	**2006**	2005
Volume of natural gas distributed				
Sales (Bcf)	-	2.0	-	7.4
Transportation (Bcf)	-	2.4	-	4.9
Degree day variance (percent)[2]	-	(4.2)	-	(2.4)
Number of customers[3]	-	60,866	-	60,866

(1) AltaGas Utilities Inc. only.

(2) Variance from 20-year average. Positive variances are favourable.

(3) At June 30.

Through a series of transactions, the Trust's ownership interest in Utility Group, the holding company of the former NGD segment, was reduced to 26.7 percent. Prior to these transactions, the operations and financial results of the NGD segment were consolidated by the Trust. Subsequent to November 17, 2005, the Trust accounts for its ownership interest in Utility Group as an equity investment, recognizing its share of net income or loss in the Corporate segment using the equity method of accounting.

CORPORATE

The Corporate segment includes the cost of providing corporate services and general corporate overhead and investments in public and private entities.

Financial Results	Three months ended	June 30	Six months ended	June 30
($ millions)	**2006**	2005	**2006**	2005
Revenue	**0.2**	(0.4)	**2.3**	9.5
Operating and administrative expense	**6.0**	3.4	**11.1**	7.4
Amortization expense	**0.5**	0.5	**1.1**	1.0
Operating income (loss)	**(6.3)**	(4.3)	**(9.9)**	1.1

Results of Operations

The net cost of the Corporate segment for the three months ended June 30, 2006 was $6.3 million compared to $4.3 million for the same period last year. The increased cost was due to higher general and administrative costs, primarily as a result of general cost escalations and costs incurred to meet new certification requirements for reporting issuers by the Canadian Securities Administrators.

In first half 2006 the segment reported a loss of $9.9 million compared to operating income of $1.1 million for the same period last year. In first quarter 2005, AltaGas reported a pre-tax gain of $9.2 million due to the reduction in its ownership interest in Taylor.

Revenue in second quarter 2006 was $0.2 million compared to a loss of $0.4 million in the second quarter last year. The loss reported last year included a one-time charge of $0.6 million resulting from AltaGas' ownership interest in Taylor.

Operating and administrative expenses for the three and six months ended June 30, 2006 were $6.0 million and $11.1 million respectively, compared to $3.4 million and $7.4 million for the same periods last year. The increase in Corporate administrative costs reflected higher costs to support the growth of the Trust and costs incurred to meet new certification requirements for reporting issuers by the Canadian Securities Administrators. Costs to meet certification requirements were $0.4 million and $1.2 million in the three and six months ended June 30, 2006.

Amortization expense was $0.5 million and $1.1 million in the three and six months ended June 30, 2006 compared to $0.5 million and $1.0 million for the same periods last year.

SUMMARY OF CONSOLIDATED RESULTS FOR THE EIGHT MOST RECENTLY COMPLETED QUARTERS

($ millions)	**Q2-06**	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04	Q3-04
Net revenue[1]	**72.8**	79.1	78.7	71.3	67.5	79.4	74.2	60.6
Operating income[1]	**26.0**	35.0	29.0	22.9	22.0	34.2	29.4	23.4
Net income	**29.9**	28.6	26.4	17.2	19.1	27.6	25.8	17.1

($ per unit)	**Q2-06**	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04	Q3-04
Net income								
Basic	**0.54**	0.52	0.48	0.32	0.35	0.52	0.49	0.33
Diluted	**0.54**	0.52	0.48	0.32	0.35	0.52	0.48	0.33
Dividends/distributions declared[2]	**0.495**	0.485	0.48	0.47	0.45	0.45	0.45	0.45

(1) Non-GAAP financial measure. See "Non-GAAP Financial Measures".

(2) Excludes share distribution as a result of the spin-out of the NGD segment. The Trust issued one common share of Utility Group (valued at $7.50 per share) for every 13.9592 trust units held on November 14, 2005, providing additional value of $0.54 per unit.

Identifiable trends in AltaGas' business in the past eight quarters reflect: the organization's internal growth; acquisitions; a favourable business environment including generally increasing power prices in Alberta; seasonality in the NGD business up to the time of its spin-out in November 2005; and asset dispositions.
Significant items that impacted individual quarterly earnings were as follows:

- Net income in the third quarter of 2004 reflected continuing trust conversion costs, with AltaGas recording $0.9 million of trust conversion expenses for the quarter. During the quarter AltaGas also closed the acquisition of a 48 2/3 percent interest in EEEP from BP Canada Energy Resources Company;
- Fourth quarter 2004 net income included the results of the PremStar businesses, acquired on October 6, 2004, which increased net income by $1.4 million;

- Net income for the first quarter of 2005 included a $7.9 million after-tax gain related to the change in the Trust's ownership interest in Taylor;
- Second quarter 2005 net income included an after-tax loss of $0.4 million related to the Trust's ownership interest in Taylor;
- Results in fourth quarter 2005 were impacted by the spin-out of the NGD segment, the net after-tax impact of which was $0.1 million. In addition, operating income was approximately $2 million lower due to owning 100 percent of the NGD segment for only 6 weeks in the quarter. Results were also impacted by higher prices received for power sold and lower interest expense;
- Results in the FG&P segment are typically lower in the first quarter compared to the fourth quarter; and
- Strong power prices and lower interest expense in first quarter 2006 resulted in strong financial results in the quarter, partially offset by the contribution from the NGD segment in first quarter 2005 which was spun out in November 2005.

SIGNIFICANT ACCOUNTING POLICIES

AltaGas' significant accounting polices remain unchanged from December 31, 2005. For further information on these policies refer to the Notes to the Consolidated Financial Statements in AltaGas' 2005 Annual Report.

CRITICAL ACCOUNTING ESTIMATES

Since a determination of the value of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Trust's Consolidated Financial Statements requires the use of estimates and assumptions which have been made using careful judgment. AltaGas' significant accounting policies are described in the Notes to the Consolidated Financial Statements for the year ended December 31, 2005. Certain of these policies involve critical accounting estimates as a result of the requirement to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

AltaGas' critical accounting estimates continue to be amortization expense, asset retirement obligations and asset impairment assessment. For a full discussion of these accounting estimates, refer to the MD&A in AltaGas' 2005 Annual Report.

FINANCIAL INSTRUMENTS

The Trust is exposed to market risk and potential loss from changes in the value of financial instruments. AltaGas enters into financial derivative contracts such as swaps and collars to manage exposure to fluctuations in commodity prices and interest rates, particularly in the Power Generation segment and with respect to interest rates on debt.

Commodity Risk

The Power Generation segment results are significantly affected by the price of electricity in Alberta. AltaGas employs derivative commodity instruments for the purpose of managing the Trust's exposure to power price volatility. Alberta Power Pool settles power prices on an hourly basis and whereas prices ranged from $5.42/MWh to $998.78/MWh in second quarter 2006, the average spot price for the quarter was $53.59/MWh.

Through the use of financial hedges on a portion of its 2006 power portfolio that management deemed optimal, AltaGas moderated the impact of this volatility on its business.

Interest Rate Risk

AltaGas reduces the effect of future interest rate movements on its cash flows through the use of interest rate swaps. At June 30, 2006 the Trust had interest rates fixed through swap transactions with varying terms to maturity on drawn bank debt of $163.0 million. Including AltaGas' medium-term notes (MTNs) and capital leases, the rate has been fixed on 94 percent of AltaGas' debt. The amount of fixed-rate debt was higher than the Trust's target of 70 to 75 percent of total debt due to the proceeds from the November 2005 NGD spin-out being applied to floating-rate debt.

INVESTED CAPITAL

During second quarter 2006, AltaGas reported net invested capital of $15.0 million, compared to $8.5 million in the previous year. Growth capital accounted for $13.0 million and included FG&P growth and expansion projects mainly at the Clear Prairie, Prairie River and Princess gas plants as well as the investment in GreenWing in the Power Generation segment.

AltaGas categorizes its invested capital into maintenance, growth and administrative.

Maintenance capital projects totaling $1.6 million in second quarter 2006 ($2.5 million in 2005) were undertaken mainly in the FG&P segment. An additional $0.6 million ($0.8 million in 2005) was spent in the quarter on administrative capital, including computer hardware and software projects expected to increase the effectiveness of the operating and administrative functions of the Trust.

For the three months ended June 30, 2006 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	**13.1**	**0.3**	**0.1**	**0.2**	**(0.1)**	**13.6**
Long-term investments and other assets	**-**	**-**	**2.1**	**-**	**(0.5)**	**1.6**
	13.1	**0.3**	**2.2**	**0.2**	**(0.6)**	**15.2**
Disposals:						
Capital assets	**(0.2)**	**-**	**-**	**-**	**-**	**(0.2)**
Net invested capital	**12.9**	**0.3**	**2.2**	**0.2**	**(0.6)**	**15.0**

For the three months ended June 30, 2006 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	**1.3**	**0.3**	**-**	**-**	**-**	**1.6**
Growth	**11.8**	**0.1**	**2.2**	**0.2**	**(1.3)**	**13.0**
Administrative	**-**	**(0.1)**	**-**	**-**	**0.7**	**0.6**
	13.1	**0.3**	**2.2**	**0.2**	**(0.6)**	**15.2**
Disposals	**(0.2)**	**-**	**-**	**-**	**-**	**(0.2)**
Net invested capital	**12.9**	**0.3**	**2.2**	**0.2**	**(0.6)**	**15.0**

For the six months ended June 30, 2006 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Capital assets	**28.1**	**0.7**	**1.3**	**0.4**	**0.4**	**30.9**
Long-term investments and other assets	**-**	**-**	**2.1**	**-**	**0.7**	**2.8**
	28.1	**0.7**	**3.4**	**0.4**	**1.1**	**33.7**
Disposals:						
Capital assets	**(0.5)**	**-**	**-**	**-**	**-**	**(0.5)**
Net invested capital	**27.6**	**0.7**	**3.4**	**0.4**	**1.1**	**33.2**

For the six months ended June 30, 2006 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	Corporate	Total
Invested capital:						
Maintenance	**2.6**	**0.5**	**-**	**0.1**	**-**	**3.2**
Growth	**25.5**	**0.2**	**3.4**	**0.2**	**-**	**29.3**
Administrative	**-**	**-**	**-**	**0.1**	**1.1**	**1.2**
	28.1	**0.7**	**3.4**	**0.4**	**1.1**	**33.7**
Disposals	**(0.5)**	**-**	**-**	**-**	**-**	**(0.5)**
Net invested capital	**27.6**	**0.7**	**3.4**	**0.4**	**1.1**	**33.2**

For the three months ended June 30, 2005 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	NGD	Corporate	Total
Invested capital:							
Capital assets	6.5	1.0	-	0.2	2.4	(0.4)	9.7
Long-term investments and other assets	-	-	-	-	0.1	0.1	0.2
	6.5	1.0	-	0.2	2.5	(0.3)	9.9
Disposals:							
Long-term investments and other assets	-	-	-	-	-	(1.4)	(1.4)
Net invested capital	6.5	1.0	-	0.2	2.5	(1.7)	8.5

For the three months ended June 30, 2005 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	NGD	Corporate	Total
Invested capital:							
Maintenance	0.3	0.9	-	0.2	1.1	-	2.5
Growth	6.0	0.1	-	-	1.2	(0.7)	6.6
Administrative	0.2	-	-	-	0.2	0.4	0.8
	6.5	1.0	-	0.2	2.5	(0.3)	9.9
Disposals	-	-	-	-	-	(1.4)	(1.4)
Net invested capital	6.5	1.0	-	0.2	2.5	(1.7)	8.5

For the six months ended June 30, 2005 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	NGD	Corporate	Total
Invested capital:							
Capital assets	8.9	1.0	-	0.4	4.3	1.1	15.7
Long-term investments and other assets	-	-	-	-	0.2	0.1	0.3
	8.9	1.0	-	0.4	4.5	1.2	16.0
Disposals:							
Capital assets	(7.1)	-	-	-	(0.1)	(5.2)	(12.4)
Net invested capital	1.8	1.0	-	0.4	4.4	(4.0)	3.6

For the six months ended June 30, 2005 ($ millions)	Field Gathering and Processing	Extraction and Transmission	Power Generation	Energy Services	NGD	Corporate	Total
Invested capital:							
Maintenance	0.8	1.0	-	0.4	1.7	-	3.9
Growth	7.7	-	-	-	2.6	0.3	10.6
Administrative	0.4	-	-	-	0.2	0.9	1.5
	8.9	1.0	-	0.4	4.5	1.2	16.0
Disposals	(7.1)	-	-	-	(0.1)	(5.2)	(12.4)
Net invested capital	1.8	1.0	-	0.4	4.4	(4.0)	3.6

LIQUIDITY AND CAPITAL RESOURCES

AltaGas expects that 2006 funds from operations will be sufficient to meet the Trust's distributions to unitholders and the majority of its budgeted maintenance and growth capital. The balance of its budgeted growth capital and a certain amount of unbudgeted acquisitions is expected to be financed through the DRIP and existing bank lines. At this time AltaGas does not reasonably expect any presently known trend or uncertainty to affect the Trust's ability to access its historical sources of cash.

Cash from Operations

The cash from operations reported on the Consolidated Statements of Cash Flows for the three and six months ended June 30, 2006 was $43.8 million and $69.5 million respectively up from $31.9 million and $48.1 million for the same periods last year. The increases were due to the strong results from operations in second quarter and first half of 2006.

There was a working capital surplus of $19.2 million as at June 30, 2006 compared to a deficit of $2.8 million at the end of December 2005 as a result of working capital changes in the normal course of business.

Funds generated from operations, before giving effect to changes in working capital and asset retirement and other costs incurred, increased to $35.3 million and $76.9 million for the three and six months ended June 30, 2006, from $30.4 million and $61.5 million for the same periods last year. Funds generated from operations is more representative of the cash from the ongoing operations of the business than is the cash from operations reported on the Consolidated Statements of Cash Flows.

Investing Activities

In second quarter 2006 the Trust used cash for investing activities of $23.4 million compared to $8.8 million in the same period in 2005. The increase was primarily due to acquisition of capital assets and customer deposits. Cash used in investing activities for the six months ended June 30, 2006 was $45.9 million compared to cash provided by investing activities in the same period of $5.1 million. The increase in cash used for investing activities was primarily due to the acquisition of capital assets, higher customer deposits and the proceeds on disposition of long-term investments and non-core assets in first quarter 2005.

Financing Activities

Cash used for financing activities was $20.2 million during the quarter ended June 30, 2006, a decrease of $2.3 million from the $22.5 million used in second quarter 2005, primarily as a result of lower debt reductions and higher proceeds from issuance of units offset by higher distributions.

Cash used for financing activities for the six months ended June 30, 2006 was $24.3 million compared to $53.3 million for the same period last year. The decrease was primarily due to increased long-term debt and higher net proceeds from the issuance of units, partially offset by higher distributions to unitholders.

Capital Resources

The use of debt or equity funding is based on AltaGas' capital structure determined by considering the norms and risks associated with each of its business segments. At June 30, 2006 AltaGas had total debt outstanding of $277.2 million, up from $269.0 million as at December 31, 2005. As of June 30, 2006, the Trust had $100.0 million in MTNs outstanding and had access to prime loans, bankers' acceptance and letters of credit through bank lines totaling $425.0 million. As at June 30, 2006 the Trust had drawn bank debt of $163.0 million and letters of credit outstanding of $33.4 million.

All of the borrowing facilities have financial tests and other covenants customary for these types of facilities, which must be met at each quarter-end. AltaGas has been in compliance with these covenants each quarter since the issuance of the facilities.

On April 29, 2005 AltaGas filed a Universal Shelf Prospectus under which it may issue up to an aggregate of $500.0 million of trust units or debt securities over a 25-month period. On August 30, 2005, $100.0 million of five-year MTNs were issued with a coupon of 4.41 percent.

AltaGas' target debt-to-total-capitalization ratio is 40 to 45 percent. The Trust's debt-to-total-capitalization ratio as at June 30, 2006 was 35.5 percent, down from 36.0 percent at December 31, 2005.

The Dominion Bond Rating Service (DBRS) rates AltaGas Income Trust and the MTNs issued by AltaGas Income Trust at BBB (low) with a stable trend. Standard & Poor's (S&P) rates the Trust's long-term corporate credit at BBB- with a stable outlook, and the senior unsecured debt at BBB-. The Trust has a stability rating of SR-3 from S&P and STA-3 (middle) from DBRS.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of an entity to meet its financial commitment on an obligation in accordance with the terms of an obligation. Stability ratings are intended to convey the opinion of a rating agency in respect of the relative stability and sustainability of the Trust's distribution stream when compared to other rated Canadian income trusts.

RISK FACTORS

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of AltaGas. These risk factors are presented in the MD&A and AltaGas' Annual Information Form for the year ended December 31, 2005. Management has determined that with respect to continuing operations, AltaGas' market, financial and counterparty risks remain substantially unchanged since December 31, 2005.

TRUST UNIT INFORMATION

Under the terms of the restructuring of AltaGas into an income trust effective May 1, 2004, ASI securityholders exchanged their shares in ASI for trust units and eligible security holders also received exchangeable units that are exchangeable into trust units on a one-for-one basis. The exchangeable units are not listed for trading on an exchange.

Units Outstanding

At July 31, 2006 the Trust had 53,489,397 trust units and 2,091,953 exchangeable units outstanding and a market capitalization of $1.6 billion based on a closing trading price on July 31, 2006 of $27.90 per trust unit. At July 31, 2006 there were 367,550 options outstanding and 72,637 options exercisable under the terms of the unit option plan.

OFF-BALANCE-SHEET ARRANGEMENTS

The Trust is not party to any contractual arrangement under which an unconsolidated entity may have any obligation under certain guaranteed contracts, a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets. The Trust has no obligation under derivative instruments, or a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support or engages in leasing, hedging or research and development services with the Trust.

CONTRACTUAL OBLIGATION

There have been no material changes to AltaGas' contractual obligations since December 31, 2005. For further information on contractual obligations, refer to the MD&A in AltaGas' 2005 Annual Report.

RELATED PARTIES

The Trust sold $9.3 million of natural gas to, and incurred transport costs of $0.1 million charged by, AltaGas Utility Group Inc. during the three months ended June 30, 2006, sold $47.2 million of natural gas and incurred transportation costs of $0.3 million for the six months ending June 30, 2006. The Trust also paid management fees of $0.1 million to, and received management fees of $0.2 million from, AltaGas Utility Group Inc. for administrative services. In addition, the Trust sold $0.1 million of natural gas from a one-third owned joint venture to a one-third owned related party.

The Trust pays rent under a lease for office space to 2013761 Ontario Inc., which is owned by an employee. Payments of $20,000 were made in second quarter 2006 (second quarter 2005 – $20,000). The five-year lease expires in 2007 and is renewable at the option of AltaGas for another five years.

DISCLOSURE CONTROLS AND PROCEDURES

The Trust maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Securities Act (Ontario) is accumulated and communicated to management, including

the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

In accordance with Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings), management carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that disclosure controls and procedures were effective as of June 30, 2006 to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified in the Ontario Securities Commission's rules and forms.

UNITHOLDER LIMITED LIABILITY LEGISLATION

On July 1, 2004, the Income Trusts Liability Act (Alberta) came into force, which provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the Trustee that arises after the particular provision of such legislation comes into force.

The AltaGas Income Trust indenture itself provides that no unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the Trustee of the Trust, provided that in the event that a court determines that unitholders are subject to such liabilities, the liabilities will be enforceable only against and will be satisfied out of the Trust's assets. The Trust indenture also provides that contracts to which the Trust is a party should contain language restricting the liability of unitholders.

AltaGas

NEWS RELEASE

Aeolis Wind

BEAR MOUNTAIN WIND LIMITED PARTNERSHIP SIGNS ENERGY PURCHASE AGREEMENT FOR WIND FARM IN B.C.

Calgary, Alberta (August 28, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) and Aeolis Wind Power Corporation (Aeolis) today announced that Bear Mountain Wind Limited Partnership (BMWLP) has signed a 25-year electricity purchase agreement with BC Hydro for the Bear Mountain Wind Park. The 120 MW wind project, located near Dawson Creek, British Columbia will include 60 turbines and is expected to be fully operational in 2009.

"AltaGas is pleased to partner with Aeolis and move forward with our first wind power project," said David Cornhill, Chairman, President and CEO of AltaGas. "We are continuing to work together to bring additional strategic partners into the project."

"Aeolis is very excited to see the Bear Mountain Wind Park becoming a reality and we look forward to adding to B.C.'s renewable generation capacity," added Juergen Puetter, President of Aeolis.

AltaGas, on behalf of BMWLP, has posted a letter of credit for approximately $7 million with BC Hydro as performance security. No significant capital payments are anticipated by the partnership in the near-term. The project is subject to various regulatory and environmental approvals.

Aeolis is a private, B.C.-based wind energy development company focused on establishing large-scale wind power generation facilities in western Canada. As a partner in BMWLP with AltaGas and locally-based Peace Energy Cooperative, Aeolis developed the Bear Mountain Wind Park bid for the BC Hydro Fiscal 2006 Open Call for Power. For more information, please see www.aeoliswind.com.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should

assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

- 30 -

Bilans consolidés

(en milliers de dollars)	30 juin 2006 (non vérifié)		31 décembre 2005	
ACTIF				
Actif à court terme				
Trésorerie et équivalents de trésorerie	**10 942**	$	11 685	$
Débiteurs	**140 512**		220 684	
Stocks	**61**		95	
Dépôts des clients	**18 359**		15 371	
Divers	**3 843**		4 421	
	173 717		252 256	
Immobilisations	**657 201**		645 442	
Ententes, contrats et relations de services énergétiques	**107 555**		110 850	
Écart d'acquisition	**18 860**		18 860	
Placements à long terme et autres actifs	**43 273**		40 921	
	1 000 606	$	1 068 329	$

PASSIF ET AVOIR DES PORTEURS DE PARTS				
Passif à court terme				
Créditeurs et charges à payer	**119 167**	$	215 601	$
Distributions à payer aux porteurs de parts	**9 143**		8 744	
Dette à court terme	**-**		2 710	
Tranche de la dette à long terme échéant à moins d'un an	**1 109**		1 071	
Dépôts des clients	**18 359**		15 371	
Autres passifs à court terme	**6 743**		11 586	
	154 521		255 083	
Dette à long terme	**276 075**		265 245	
Obligations liées à la mise hors service d'immobilisations	**17 627**		16 982	
Impôts futurs	**48 182**		52 433	
	341 884		334 660	
Avoir des porteurs de parts *(notes 4 et 5)*	**504 201**		478 586	
	1 000 606	$	1 068 329	$

Voir les notes afférentes aux états financiers consolidés.

États des résultats et des bénéfices cumulés consolidés
(non vérifié)

(en milliers de dollars, sauf le nombre de parts et les montants par part)	Trimestres terminés les 30 juin 2006	2005	Semestres terminés les 30 juin 2006	2005
Produits				
Exploitation	**299 434 $**	325 179 $	**675 138 $**	669 059 $
Divers *(note 2)*	**188**	404	**2 222**	9 483
	299 622	325 583	**677 360**	678 542
Charges				
Coût des produits vendus	**226 802**	258 087	**525 440**	531 650
Exploitation et administration	**35 422**	33 381	**68 412**	66 514
Amortissement	**11 424**	12 114	**22 540**	24 169
	273 648	303 582	**616 392**	622 333
Bénéfice d'exploitation	**25 974**	22 001	**60 968**	56 209
Intérêts débiteurs				
Dette à court terme	**122**	201	**230**	281
Dette à long terme	**3 299**	4 808	**6 511**	9 785
Bénéfice avant impôts sur les bénéfices	**22 553**	16 992	**54 227**	46 143
Charge d'impôts	**(7 351)**	(2 073)	**(4 237)**	(542)
Bénéfice net	**29 904**	19 065	**58 464**	46 685
Bénéfice cumulé au début de la période	**315 667**	224 439	**287 107**	196 819
Bénéfice cumulé à la fin de la période	**345 571 $**	243 504 $	**345 571 $**	243 504 $
Résultat net par part *(note 5)*				
De base	**0,54 $**	0,35 $	**1,06 $**	0,87 $
Dilué	**0,54 $**	0,35 $	**1,06 $**	0,87 $
Nombre moyen pondéré de parts en circulation (en milliers) *(note 5)*				
De base	**55 206**	53 850	**55 009**	53 648
Dilué	**55 315**	53 941	**55 116**	53 728

Voir les notes afférentes aux états financiers consolidés.

États des flux de trésorerie consolidés

(non vérifié)

(en milliers de dollars)	Trimestres terminés les 30 juin 2006	2005	Semestres terminés les 30 juin 2006	2005
Flux de trésorerie d'exploitation				
Bénéfice net	**29 904 $**	19 065 $	**58 464 $**	46 685 $
Éléments sans effet sur la trésorerie :				
Amortissement	**11 424**	12 114	**22 540**	24 169
Augmentation d'obligations liées à la mise hors service d'immobilisations	**345**	321	**687**	641
Rémunération à base de parts	**18**	4	**34**	4
Recouvrement d'impôts futurs	**(7 016)**	(2 151)	**(4 251)**	(2 004)
Perte à la vente d'actifs et sur placements	**-**	(141)	**-**	(9 347)
Quote-part de la perte (du bénéfice)	**(192)**	554	**(2 197)**	(127)
Distributions découlant des placements en actions	**725**	703	**1 450**	1 443
Divers	**70**	(57)	**141**	67
Flux de trésorerie d'exploitation	**35 278**	30 412	**76 868**	61 531
Dépenses liées à la mise hors service d'immobilisations et divers	**(2)**	-	**(42)**	(145)
Variation nette du fonds de roulement hors caisse	**8 567**	1 510	**(7 325)**	(13 322)
	43 843	31 922	**69 501**	48 064
Activités d'investissement				
(Augmentation) diminution des dépôts des clients	**(5 448)**	(1 679)	**(2 988)**	50
Acquisition d'immobilisations	**(15 867)**	(7 245)	**(41 000)**	(12 550)
Cession d'immobilisations	**149**	199	**328**	5 030
Acquisition d'ententes et de contrats de services énergétiques	**(367)**	-	**(384)**	-
Acquisition de placements à long terme et d'autres actifs	**(1 876)**	(283)	**(1 876)**	(419)
Cession de placements à long terme et d'autres actifs	**-**	220	**-**	13 027
	(23 409)	(8 788)	**(45 920)**	5 138
Activités de financement				
Diminution de la dette à court terme	**(7)**	(2 938)	**(2 710)**	(2 742)
Augmentation (diminution) de la dette à long terme	**(4 544)**	(2 860)	**10 867**	(17 744)
Distributions aux porteurs de parts	**(27 291)**	(24 202)	**(53 571)**	(48 213)
Produit net de l'émission de parts	**11 672**	7 479	**21 090**	15 425
	(20 170)	(22 521)	**(24 324)**	(53 274)
Variation de la trésorerie et des équivalents de trésorerie	**264**	613	**(743)**	(72)
Trésorerie et équivalents de trésorerie au début de la période	**10 678**	11 616	**11 685**	12 301
Trésorerie et équivalents de trésorerie à la fin de la période	**10 942 $**	12 229 $	**10 942 $**	12 229 $

Voir les notes afférentes aux états financiers consolidés.

Principales notes afférentes aux états financiers consolidés
(Les montants des tableaux sont en milliers de dollars, sauf indication contraire.)

1. SOMMAIRE DES PRINCIPALES CONVENTIONS COMPTABLES

Les états financiers consolidés intermédiaires de la Fiducie ont été préparés par la direction selon les principes comptables généralement reconnus du Canada («PCGR»). Les conventions comptables appliquées sont conformes à celles qui sont décrites dans les états financiers consolidés annuels de la Fiducie pour l'exercice terminé le 31 décembre 2005. Les présents états financiers consolidés intermédiaires au 30 juin 2006 et pour le trimestre et le semestre terminés à cette date n'incluent pas toute l'information exigée dans les états financiers annuels et doivent être lus avec les états financiers consolidés vérifiés compris dans le rapport annuel de la Fiducie.

2. GAIN SUR PLACEMENT

Le placement de la Fiducie dans Taylor NGL Limited Partnership («Taylor») est comptabilisé selon la méthode de comptabilisation à la valeur de consolidation. Le 7 février 2005, la Fiducie a vendu 1,4 million de parts de société en commandite de Taylor pour un produit de 12,8 millions de dollars, réalisant ainsi un gain après impôts de 3,9 millions de dollars. La vente a réduit la participation de la Fiducie dans Taylor à 4,0 millions de parts, soit 14,0 %.

Le 22 mars 2005, Taylor a émis 13,0 millions de parts de société en commandite. AltaGas n'a pas participé à cette émission, qui a réduit la participation de la Fiducie dans Taylor à 9,6 % et a donné lieu à un gain de dilution après impôts de 3,6 millions de dollars.

3. ENTENTE DE COENTREPRISE

Le 4 avril 2006, AltaGas Income Trust et GreenWing Energy Management Ltd. ont annoncé la création d'une société en commandite dans le but de développer des projets énergétiques en Amérique du Nord. Les contributions au cours du trimestre terminé le 30 juin 2006 comprennent un montant de 3,25 millions de dollars en espèces et l'émission d'un billet de 0,75 million de dollars, ne portant pas intérêt, arrivant à échéance le 3 avril 2007. AltaGas détient une participation de 55 % dans les parts de société en commandite et les résultats d'exploitation sont consolidés de manière proportionnelle dans les états financiers à partir de la date d'entrée en activité. Tous les actifs acquis par la société en commandite sont constatés à leur juste valeur.

4. AVOIR DES PORTEURS DE PARTS

	30 juin 2006		31 décembre 2005	
Capital des porteurs de parts *(note 5)*	**438 202**	**$**	417 114	$
Surplus d'apport	**2 873**		2 839	
Avoir des porteurs de parts	**345 571**		287 107	
Dividendes accumulés	**(41 114)**		(41 114)	
Distributions aux porteurs de parts cumulées déclarées[1]	**(215 635)**		(161 664)	
Distributions d'actions ordinaires d'AltaGas Utility Group Inc.	**(25 696)**		(25 696)	
Avoir des porteurs de parts	**504 201**	**$**	478 586	$

1) Les distributions cumulées versées par la Fiducie au 30 juin 2006 s'élevaient à 206,5 millions de dollars (152,9 millions de dollars au 31 décembre 2005).

5. CAPITAL DES PORTEURS DE PARTS

Autorisé
- Un nombre illimité de parts de fiducie rachetables au comptant au gré du porteur;
- Un nombre illimité de parts de société en commandite de catégorie B d'AltaGas Holding Limited Partnership N° 1 (AltaGas LP#1), qui sont échangeables contre des parts de fiducie, à raison de une pour une. Avant le 1er mai 2014, l'échange se fait au gré du porteur en tout temps, et au gré de la Fiducie si le nombre de parts

d'AltaGas LP#1 en circulation chute sous 750 000. Après le 1er mai 2014, l'échange se fait au gré de la Fiducie ou du porteur de parts; et

- Un nombre illimité de parts de société en commandite de catégorie B d'AltaGas Holding Limited Partnership N° 2 («AltaGas LP#2»), qui sont échangeables contre des parts de fiducie, à raison de une pour une. Avant le 1er mai 2009, l'échange se fait au gré du porteur en tout temps, et au gré de la Fiducie si le nombre de parts d'AltaGas LP#2 en circulation chute sous 1 000 000. Après le 1er mai 2009, l'échange se fait au gré de la Fiducie ou du porteur de parts.

Parts de fiducie émises et en circulation	Nombre de parts	Montant
31 décembre 2005	52 505 514	404 854 $
Parts émises au comptant à l'exercice d'options	3 650	53
Parts émises en vertu des régimes de réinvestissement des distributions[1]	761 628	21 035
Parts émises contre des parts échangeables	50 119	286
Au 30 juin 2006	**53 320 911**	**426 228 $**

1) Premium Distribution[MC], régime de réinvestissement des distributions et régime optionnel d'achat de parts.

Parts échangeables émises et en circulation		
Émises par AltaGas LP#1, le 31 décembre 2005	2 142 072	12 260 $
Parts d'AltaGas LP#1 rachetées contre des parts de fiducie	(50 119)	(286)
Au 30 juin 2006	**2 091 953**	**11 974**
Émises et en circulation au 30 juin 2006	**55 412 864**	**438 202 $**

La Fiducie a un régime d'options d'achat de parts auquel les salariés et les administrateurs sont admissibles. La Fiducie réserve 10 % de la totalité des parts de fiducie en circulation et des titres échangeables contre des parts de fiducie en vue de leur émission en vertu du régime. Jusqu'au 30 juin 2006, les options attribuées en vertu du régime avaient généralement une durée de 10 ans jusqu'à leur expiration et étaient acquises sur une période ne dépassant pas quatre ans. Le 1er mai 2004, à la suite de la création de la Fiducie, les droits de toutes les options attribuées sont devenus acquis.

Au 30 juin 2006, les options en cours pouvaient être exercées à diverses dates, jusqu'en 2016 (jusqu'en 2015 en 2005). Le prix d'exercice moyen pondéré des options en cours en vertu du régime s'élevait à 24,81 $ (13,09 $ en 2005), et la moyenne pondérée de la durée de vie résiduelle des options s'établissait à 8,84 ans (8,13 ans en 2005). Au 30 juin 2006, la juste valeur non passée en charges de la charge de rémunération à base d'options d'achat de parts associée aux périodes futures était de 0,3 million de dollars (0,1 million de dollars en 2005).

Le tableau qui suit résume l'information sur les options d'achat de parts de la Fiducie :

	Options en cours	
	Nombre d'options	Prix d'exercice moyen pondéré
Parts en circulation au 31 décembre 2005	359 200	24,53 $
Attribuées	15 000	29,10
Exercées	(3 650)	14,52
Annulées	-	-
Options d'achat de parts en cours au 30 juin 2006	**370 550**	**24,81 $**
Options exerçables au 30 juin 2006	**71 138**	**15,28 $**

Un résumé du régime au 30 juin 2006 est présenté ci-dessous :

	Options en cours			**Options exerçables**	
	En cours au 30 juin 2006	Prix d'exercice moyen pondéré	Durée contractuelle résiduelle moyenne pondérée (années)	Exerçable au 30 juin 2006	Prix d'exercice moyen pondéré
5,00 $-7,00 $	11 000	6,23 $	4,16	11 000	6,23 $
7,01 $-15,50 $	31 000	10,22	6,63	31 000	10,22
15,01 $-25,08 $	141 550	24,26	8,88	29 138	24,08
25,09 $-29,15 $	187 000	28,74	9,45	-	-
	370 550	**24,81 $**	**8,84**	**71 138**	**15,28 $**

Parts en circulation[1]	Trimestres terminés les 30 juin 2006	2005	Semestres terminés les 30 juin 2006	2005
Nombre moyen pondéré de parts – de base	**55 205 618**	53 849 646	**55 009 333**	53 648 201
Effet des options sur actions dilutives	**109 097**	90 998	**107 002**	80 225
Nombre moyen pondéré de parts – dilutives	**55 314 715**	53 940 644	**55 116 335**	53 728 426

1) Comprend les parts échangeables.

6. OPÉRATIONS ENTRE APPARENTÉS

Dans le cours normal des affaires, AltaGas Income Trust et ses sociétés affiliées concluent des opérations avec des apparentés. Les opérations entre apparentés suivantes ont été mesurées à leur valeur d'échange :

	Trimestre terminé le 30 juin 2006	Semestre terminé le 30 juin 2006
Frais d'administration, de gestion et d'autres services payés par :		
Utility Group à la Fiducie	**180 $**	**258 $**
La Fiducie à Utility Group	**102 $**	**235 $**
Les ventes de gaz naturel à Utility Group	**9 293 $**	**47 174 $**
Les services de transport fournis par Utility Group à la Fiducie	**141 $**	**284 $**
Les ventes de gaz naturel d'une coentreprise détenue à 33 % à un apparenté détenu à 33 %	**67 $**	**208 $**

Est compris dans les débiteurs au 30 juin 2006 un montant de 2,3 millions de dollars provenant d'AltaGas Utility Group Inc. (Utility Group).

Est compris dans les créditeurs payables à Utility Group au 30 juin 2006 un montant de 0,8 million de dollars dont 0,5 million de dollars sont liés à la prise en charge par Utility Group du passif de la Fiducie au titre de prestations de retraite acquises par le chef de la direction d'Utility Group en vertu du régime de retraite complémentaire à l'intention des dirigeants de la Fiducie.

Les montants en découlant dus par et à des apparentés ne portent pas intérêt et sont liés aux opérations dans le cours normal des affaires. Utility Group est un placement comptabilisé à la valeur de comptabilisation.

En vertu d'un bail pour des locaux de bureaux, la Fiducie paie un loyer à 2013761 Ontario Inc., dont un salarié est propriétaire. Des paiements de 40 000 $ ont été faits au cours du semestre terminé le 30 juin 2006 (40 000 $ en 2005). Le bail de cinq ans vient à échéance en 2007 et est renouvelable au gré d'AltaGas pour cinq autres années.

7. ÉVÉNEMENTS POSTÉRIEURS À LA DATE DU BILAN

Le 7 juillet 2006, AltaGas Income Trust a annoncé qu'elle fera l'acquisition d'une participation de 93 % dans une nouvelle usine de traitement de gaz sulfureux de 10 millions de pieds cubes et d'une participation de 100 % dans une conduite de collecte de gaz sulfureux de 16 kilomètres dans le nord-ouest de l'Alberta, dont le coût est actuellement estimé à 14 millions de dollars. L'usine à gaz de Clear Hills est construite par Tasman Exploration Ltd. Le gazoduc permettra le raccordement de plusieurs puits de production existants à l'est de l'usine. Les acquisitions sont assujetties aux conditions habituelles de l'industrie. AltaGas exploitera l'usine à gaz de Clear Hills, qui sera composée de conduites de collecte et d'installations de séparation à l'entrée, de compression, de réfrigération, d'adoucissement aux amines et de brûlage à la torche du gaz sulfureux. Le projet sera soutenu par des engagements, en termes de volumes et de revenus, de quelques producteurs, dont Tasman Exploration Ltd.

8. CHIFFRES CORRESPONDANTS

Certains chiffres correspondants ont été reclassés afin de les rendre conformes à la présentation des états financiers de la période écoulée.

9. INFORMATION SECTORIELLE

AltaGas est une fiducie énergétique intégrée possédant un portefeuille d'actifs et de services servant à acheminer l'énergie de la source à l'utilisateur final. Les opérations entre les secteurs d'exploitation sont constatées à la juste valeur. La Fiducie compte six secteurs isolables. Pour la période du 1er janvier 2005 au 16 novembre 2005, les résultats d'exploitation et financiers reflètent les produits et les charges consolidés des entités qui formaient le secteur Distribution de gaz naturel, qui a fait l'objet d'une scission partielle le 17 novembre 2005. Les secteurs d'exploitation sont décrits ci-dessous :

Collecte et traitement sur place – réseaux de collecte de gaz naturel et installations de traitement;

Extraction et transport – installations d'extraction et gazoducs de transport de l'éthane et des liquides de gaz naturel;

Production d'électricité – ententes et contrats d'achat d'électricité et centrales de pointe alimentées au gaz;

Services énergétiques – services gaziers et services de gestion énergétique pour le gaz naturel et l'électricité, et production et réserves de pétrole et de gaz naturel;

Distribution de gaz naturel – entreprise de service public de distribution de gaz naturel;

Siège social – coûts liés à la prestation de services généraux, et placements dans des entités ouvertes et fermées, actifs du siège social et coûts indirects généraux.

Les tableaux suivants présentent la répartition par secteur :

Trimestre terminé le 30 juin 2006	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Élimination intersectorielle	Total
Produits	33 481 $	37 394 $	39 563 $	209 687 $	236 $	(20 739) $	299 622 $
Coût des produits vendus	(2 441)	(22 117)	(18 832)	(203 346)	-	19 934	(226 802)
Charges d'exploitation et d'administration	(21 174)	(3 951)	(352)	(4 689)	(6 061)	805	(35 422)
Amortissement	(5 836)	(1 928)	(1 827)	(1 286)	(547)	-	(11 424)
Bénéfice d'exploitation	4 030 $	9 398 $	18 552 $	366 $	(6 372) $	- $	25 974 $
Ajouts (réductions), montants nets :							
Immobilisations	12 974 $	317 $	30 $	211 $	(145) $	- $	13 387 $
Ententes, contrats et relations de service énergétique	-	-	421	(54)	-	-	367
Placements à long terme et autres actifs	-	-	1 720	-	(513)	-	1 207
Écart d'acquisition	815	18 045	-	-	-	-	18 860
Actifs sectoriels	476 292 $	233 496 $	121 149 $	120 326 $	49 343 $	- $	1 000 606 $

Semestre terminé le 30 juin 2006	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Élimination intersectorielle	Total
Produits	67 994 $	73 537 $	91 242 $	482 738 $	2 277 $	(40 428) $	677 360 $
Coût des produits vendus	(5 060)	(43 812)	(45 612)	(470 291)	-	39 334	(525 441)
Charges d'exploitation et d'administration	(40 453)	(8 164)	(670)	(9 103)	(11 115)	1 094	(68 411)
Amortissement	(11 560)	(3 846)	(3 652)	(2 379)	(1 103)	-	(22 540)
Bénéfice d'exploitation	10 921 $	17 715 $	41 308 $	965 $	(9 941) $	- $	60 968 $
Ajouts (réductions), montants nets :							
Immobilisations	27 636 $	749 $	1 274 $	417 $	360 $	- $	30 436 $
Ententes, contrats et relations de service énergétique	-	-	421	(37)	-	-	384
Placements à long terme et autres actifs	-	-	1 720	-	631	-	2 333
Écart d'acquisition	815	18 045	-	-	-	-	18 860
Actifs sectoriels	476 292 $	233 496 $	121 149 $	120 326 $	49 343 $	- $	1 000 606 $

Trimestre terminé le 30 juin 2005	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Distribution de gaz naturel	Siège social	Élimination intersectorielle	Total
Produits	30 965 $	43 349 $	43 422 $	226 890 $	22 011 $	- $	(40 656) $	325 583 $
Coût des produits vendus	(2 403)	(29 980)	(29 159)	(221 483)	(15 168)	-	40 106	(258 087)
Charges d'exploitation et d'administration	(17 882)	(3 819)	(426)	(3 817)	(4 605)	(3 382)	550	(33 381)
Amortissement	(5 048)	(1 899)	(1 828)	(902)	(1 971)	(466)	-	(12 114)
Bénéfice d'exploitation	5 632 $	7 651 $	12 009 $	688 $	267 $		- $	22 001 $
Ajouts (réductions), montants nets :								
Immobilisations	6 468 $	948 $	3 $	222 $	2 398 $	(337) $	- $	9 702 $
Placements à long terme et autres actifs	-	-	-	-	115	(1 253)	-	(3 835)
Écart d'acquisition	815	18 045	-	-	-	-	-	18 860
Actifs sectoriels	431 754 $	239 417 $	113 212 $	116 406 $	135 484 $	33 352 $	- $	1 069 625 $

Semestre terminé le 30 juin 2005	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Distribution de gaz naturel	Siège social	Élimination intersectorielle	Total
Produits	61 569 $	86 234 $	83 722 $	470 146 $	68 385 $	9 478 $	(100 992) $	678 542
Coût des produits vendus	(4 962)	(59 129)	(59 078)	(458 679)	(49 726)	-	99 924	(531 650)
Charges d'exploitation et d'administration	(35 236)	(7 660)	(858)	(7 195)	(9 226)	(7 407)	1 068	(66 514)
Amortissement	(10 115)	(3 724)	(3 652)	(1 785)	(3 952)	(941)	-	(24 169)
Bénéfice d'exploitation	11 256 $	15 721 $	20 134 $	2 487 $	5 481 $	1 130 $	- $	56 209
Ajouts (réductions), montants nets :								
Immobilisations	1 722 $	991 $	3 $	433 $	4 302 $	1 127 $	- $	8 578
Placements à long terme et autres actifs	-	-	-	-	115	(5 088)	-	(4 973
Écart d'acquisition	815	18 045	-	-	-	-	-	18 860
Actifs sectoriels	431 754 $	239 417 $	113 212 $	116 406 $	135 484 $	33 352 $	- $	1 069 625

Données sur les résultats financiers et les résultats d'exploitation

(en millions de dollars, sauf indication contraire)	**T2-06**	T1-06	T4-05	T3-05	T2-05
Faits saillants financiers[1]					
Produits nets[2]					
Collecte et traitement sur place	**31,0**	31,9	33,9	29,6	28,6
Extraction et transport	**15,3**	14,4	16,0	14,9	13,4
Production d'électricité	**20,7**	24,9	18,2	14,9	14,3
Services énergétiques	**6,4**	6,1	6,3	5,7	5,4
Distribution de gaz naturel[3]	**-**	-	4,2	6,2	6,8
Siège social	**0,2**	2,1	0,9	0,5	(0,4)
Élimination intersectorielle	**(0,8)**	(0,3)	(0,8)	(0,5)	(0,6)
	72,8	79,1	78,7	71,3	67,5
BAIIA[2]					
Collecte et traitement sur place	**9,9**	12,6	13,0	10,4	10,7
Extraction et transport	**11,3**	10,2	8,8	9,7	9,5
Production d'électricité	**20,3**	24,6	17,7	14,5	13,9
Services énergétiques	**1,7**	1,7	2,2	2,2	1,6
Distribution de gaz naturel[3]	**-**	-	2,0	1,6	2,2
Siège social	**(5,8)**	(3,0)	(3,9)	(3,1)	(3,8)
	37,4	46,1	39,8	35,3	34,1
Bénéfice d'exploitation[2]					
Collecte et traitement sur place	**4,0**	6,9	7,6	5,2	5,7
Extraction et transport	**9,4**	8,3	7,0	7,7	7,6
Production d'électricité	**18,5**	22,8	15,9	12,7	12,0
Services énergétiques	**0,4**	0,6	1,8	1,3	0,7
Distribution de gaz naturel[3]	**-**	-	1,2	(0,5)	0,3
Siège social	**(6,3)**	(3,6)	(4,5)	(3,5)	(4,3)
	26,0	35,0	29,0	22,9	22,0

Faits saillants de l'exploitation					
Collecte et traitement sur place					
Capacité (mmpc/j bruts)[4]	**1 002**	1 002	962	926	916
Débit (mmpc/j bruts)[5]	**565**	570	573	554	561
Utilisation de la capacité (%)[5]	**56**	57	60	60	62
Extraction et transport					
Capacité d'amenée (mmpc/j)[4]	**539**	539	539	539	539
Production (b/j)[5]	**18 976**	19 403	19 409	18 065	18 883
Volumes transportés (mmpc/j)[5, 6]	**399**	400	432	431	434
Production d'électricité					
Volume d'électricité vendue (en milliers de MWh)[5]	**656**	842	879	872	862
Prix moyen reçu à la vente d'électricité ($/MWh)[5]	**60,26**	61,41	65,05	55,40	50,37
Prix au comptant moyen de l'Alberta Power Pool ($/MWh)[5]	**53,59**	56,76	116,59	66,79	51,46
Services énergétiques					
Contrat de services de gestion énergétique[4]	**1 289**	1 274	1 243	534	446
Volumes de gaz moyens mis en marché (GJ/j)[5]	**322 420**	310 767	306 649	299 282	301 416

1) Les secteurs d'exploitation ont été restructurés en 2005.
2) Mesure financière non conforme aux PCGR.
3) Le 17 novembre 2005, AltaGas a procédé à la scission partielle du secteur Distribution de gaz naturel, créant AltaGas Utility Group Inc., dans laquelle elle conserve une participation de 26,7 %.
4) À la fin de la période.
5) Moyenne de la période.
6) Exclut les volumes du condensat du gazoduc.

RAPPORT DE GESTION

Le rapport de gestion et les états financiers consolidés intermédiaires non vérifiés ci-joints sont présentés selon la méthode de la continuité des intérêts communs qui reconnaît AltaGas Income Trust («AltaGas» ou la «Fiducie») comme société remplaçante d'AltaGas Services Inc. («ASI»). Le présent rapport, daté du 9 août 2006, passe en revue les résultats d'exploitation ainsi que la situation de trésorerie et les sources de financement de la Fiducie. Il doit être lu conjointement avec les états financiers consolidés intermédiaires non vérifiés de la Fiducie en date du 30 juin 2006 et pour le trimestre et le semestre terminés à cette date, et les notes y afférentes, ainsi qu'avec les états financiers consolidés vérifiés et le rapport de gestion contenus dans le rapport annuel de la Fiducie pour l'exercice terminé le 31 décembre 2005.

Le présent rapport de gestion contient des énoncés prospectifs. Dans le présent rapport de gestion, les expressions «peut», «devrait», «pourrait», «a l'intention de», «prévoit», «projette», «croit», «compte», «estime» et «s'attend à ce que», ou d'autres expressions semblables, lorsqu'elles se rapportent à la Fiducie ou à un membre du groupe de cette dernière, désignent des énoncés prospectifs. Plus particulièrement, ce rapport de gestion contient des énoncés prospectifs concernant, entre autres choses, les objectifs d'affaires, la croissance prévue, les résultats d'exploitation, le rendement, les projets et occasions d'affaires et les résultats financiers. Ces énoncés comportent des risques connus et inconnus, des incertitudes et d'autres facteurs qui peuvent faire en sorte que les résultats ou les événements réels diffèrent de façon importante de ceux qui y sont prévus. Ces énoncés reflètent les vues actuelles de la Fiducie relativement à des événements futurs basés sur certains facteurs et hypothèses importants, et sont assujettis à certains risques et incertitudes, y compris, sans s'y limiter, des changements à l'égard de la concurrence sur le marché, l'évolution du cadre législatif et réglementaire, les conditions économiques générales et d'autres facteurs énoncés dans les documents d'information publique de la Fiducie. De nombreux facteurs peuvent faire en sorte que les résultats, le rendement ou les réalisations réels de la Fiducie diffèrent de ceux qui sont décrits dans le présent rapport de gestion, y compris, sans s'y limiter, ceux qui sont décrits ci-dessus. Cette liste de facteurs ne doit pas être considérée comme exhaustive. Si l'un ou plusieurs de ces risques ou de ces incertitudes se réalisent ou si les hypothèses sous-jacentes aux énoncés prospectifs se révèlent incorrectes, les résultats réels peuvent différer considérablement de ceux qui sont décrits dans le présent rapport de gestion tels qu'ils ont été prévus, estimés, attendus ou proposés. Il ne faut pas se fier indûment aux énoncés prospectifs qui figurent dans le présent rapport de gestion. Ces énoncés ne sont valables qu'en date du présent rapport de gestion. La Fiducie n'a pas l'intention de mettre à jour ces énoncés prospectifs et n'assume aucune obligation à cet égard. Les énoncés prospectifs contenus dans le présent rapport de gestion sont donnés expressément sous réserve de la présente mise en garde.

Le lecteur peut consulter de l'information additionnelle sur AltaGas en visitant le site Web de la Fiducie à l'adresse www.altagas.ca. Les documents d'information continue de la Fiducie, qui ont été déposés sous la dénomination d'AltaGas Services Inc. avant le 1er mai 2004, y compris le rapport de gestion et les états financiers vérifiés annuels, la notice annuelle, la circulaire de sollicitation de procurations, les avis de changements importants et les communiqués publiés par la Fiducie, peuvent également être consultés dans le site Web de la Fiducie ou directement dans le site de SEDAR, à l'adresse www.sedar.com.

ALTAGAS INCOME TRUST

Le 29 avril 2004, les porteurs de titres d'ASI ont voté en faveur d'un plan d'arrangement visant la réorganisation des activités d'ASI pour en faire une fiducie de placement à capital variable, en date du 1er mai 2004. Pour chaque action ordinaire d'ASI, les actionnaires ont reçu soit une part de la Fiducie (part de fiducie), soit une part échangeable d'AltaGas Holding Limited Partnership No. 1 (AltaGas LP#1) ou d'AltaGas Holding Limited Partnership No. 2 (AltaGas LP#2) (les parts de fiducie et les parts échangeables étant désignées collectivement par les parts). Par suite de la réorganisation, la Fiducie détenait indirectement, par l'intermédiaire de ses filiales et de ses sociétés en commandite, tous les actifs, les passifs et les entreprises auparavant détenus par ASI. Les principales entreprises de la Fiducie sont exploitées par AltaGas Ltd., AltaGas Operating Partnership, AltaGas Limited Partnership, AltaGas Pipelines Partnership, ainsi que par PremStar Energy Canada Limited Partnership et ECNG Limited Partnership (collectivement les filiales actives). La Fiducie détenait AltaGas Utilities Inc. jusqu'au 17 novembre 2005, date de la scission partielle du secteur Distribution de gaz naturel. Les flux de trésorerie de la Fiducie dépendent uniquement des résultats des filiales actives et sont tirés du bénéfice d'exploitation provenant de la participation d'AltaGas LP#1 dans

les sociétés en commandite, des intérêts sur les prêts aux filiales actives et des dividendes ou des rendements du capital découlant des participations détenues dans la structure de fiducie.

AltaGas General Partner Inc., par l'entremise de son conseil d'administration, dont les membres sont élus par la Fiducie à la demande des porteurs des parts, a été mandatée par le fiduciaire de la Fiducie pour gérer ou superviser la gestion de l'entreprise et des affaires de la Fiducie. AltaGas Ltd. assure la prestation de tous les services de gestion, d'administration et d'exploitation à la Fiducie et à ses filiales.

DISTRIBUTIONS

Les distributions d'AltaGas sont déterminées compte tenu des flux de trésorerie distribuables durables, qui sont tributaires du bénéfice net consolidé et des exigences en matière de capital de maintenance et de croissance, et de service de la dette de la Fiducie. La Fiducie compte verser la quasi-totalité de ses flux de trésorerie distribuables durables au moyen de distributions mensuelles régulières aux porteurs de parts.

La Fiducie a commencé à verser des distributions mensuelles de 0,15 $ la part de fiducie et la part échangeable le 15 juin 2004. AltaGas verse des distributions au comptant le 15e jour de chaque mois aux porteurs de parts inscrits le 25e jour du mois précédent, ou le jour ouvrable suivant si cette date ou la date de clôture des registres tombe une fin de semaine ou un jour férié.

La distribution au comptant mensuelle de la Fiducie a été haussée pour passer de 0,15 $ à 0,16 $ la part, soit une augmentation de 7 %, payable aux porteurs de parts inscrits le 25 août 2005.

Le 1er mars 2006, la distribution au comptant mensuelle de la Fiducie s'est élevée à 0,165 $ la part, payable aux porteurs de parts inscrits le 27 mars 2006. Au cours du deuxième trimestre de 2006, AltaGas a déclaré des distributions au comptant de 0,495 $ la part comparativement à 0,45 $ la part au deuxième trimestre de 2005.

Le 9 août 2006, la distribution au comptant mensuelle de la Fiducie s'est élevée à 0,17 $ la part, payable aux porteurs de parts inscrits le 25 août 2006.

La Fiducie a conclu, le 17 novembre 2005, la scission partielle de sa filiale en propriété exclusive, AltaGas Utility Group Inc. (Utility Group), en tant que société ouverte distincte. Par suite de la scission, la Fiducie a distribué une action ordinaire d'Utility Group (estimée à 7,50 $ l'action) pour chaque tranche de 13,9592 parts de fiducie détenues le 14 novembre 2005. Le tableau suivant résume l'historique des dividendes et des distributions déclarés par AltaGas depuis 2003[1] :

(en dollars par part)	**2006**	**2005**	**2004**	**2003**
Premier trimestre	**0,485 $**	0,45 $	0,11 $	0,08 $
Deuxième trimestre	**0,495**	0,45	0,30	0,08
Troisième trimestre		0,47	0,45	0,11
Quatrième trimestre		0,48	0,45	0,11
Distribution des actions[2]		0,54	-	-
	0,98 $	2,39 $	1,31 $	0,38 $

1) Des dividendes ont été versés aux actionnaires, du premier trimestre de 2001 au premier trimestre de 2004 avant la réorganisation d'AltaGas Services Inc., qui est devenue AltaGas Income Trust. La conversion en fiducie a eu lieu en mai 2004, et des distributions mensuelles aux porteurs de parts ont été déclarées à compter de mai 2004.

2) Une action d'Utility Group a été émise pour chaque tranche de 13,9592 parts de fiducie détenues le 14 novembre 2005.

Le 20 mai 2004, AltaGas a adopté un régime optionnel d'achat de parts, de réinvestissement des distributions et Premium DistributionMC (le régime de réinvestissement des distributions) pour les porteurs admissibles de parts de fiducie et de parts échangeables d'AltaGas Income Trust, d'AltaGas LP#1 et d'AltaGas LP#2. La participation au régime de réinvestissement des distributions a produit de nouveaux capitaux propres de 11,6 millions de dollars par suite de l'émission de 0,4 million de parts de fiducie pour le trimestre terminé le 30 juin 2006. Au 30 juin 2006, le régime de réinvestissement des distributions avait produit un total de 58,8 millions de dollars en nouveaux capitaux propres et 2,4 millions de nouvelles parts.

Pour obtenir tous les renseignements sur le régime de réinvestissement des distributions, consulter le site Web d'AltaGas à l'adresse www.altagas.ca.

RÉSULTATS CONSOLIDÉS

Résultats financiers consolidés (en millions de dollars)	**Trimestres terminés les 30 juin** 2006	2005	**Semestres terminés les 30 juin** 2006	2005
Produits	**299,6**	325,6	**677,4**	678,5
Produits nets[1]	**72,8**	67,5	**151,9**	146,9
BAIIA[1]	**37,4**	34,1	**83,5**	80,4
Bénéfice d'exploitation[1]	**26,0**	22,0	**61,0**	56,2
Bénéfice net	**29,9**	19,1	**58,5**	46,7
Total de l'actif	**1 000,6**	1 069,6	**1 000,6**	1 069,6
Total du passif à long terme	**341,9**	303,4	**341,9**	303,4
Entrées nettes d'immobilisations	**15,0**	8,5	**33,2**	3,6
Flux de trésorerie				
Flux de trésorerie d'exploitation[1]	**35,3**	30,4	**76,9**	61,5
Flux de trésorerie distribuables[1]	**33,7**	27,9	**73,7**	57,6
Distributions versées[2]	**27,3**	24,2	**53,6**	48,2
(en dollars par part)				
BAIIA[1]	**0,68**	0,63	**1,52**	1,50
Bénéfice net	**0,54**	0,35	**1,06**	0,87
Flux de trésorerie				
Flux de trésorerie d'exploitation[1]	**0,64**	0,56	**1,40**	1,15
Flux de trésorerie distribuables[1]	**0,61**	0,52	**1,34**	1,07
Distributions versées[2]	**0,495**	0,45	**0,975**	0,90
Parts en circulation (en millions)				
Nombre moyen pondéré de parts en circulation au cours de la période (de base)	**55,2**	53,8	**55,0**	53,6
Fin de la période	**55,4**	54,0	**55,4**	54,0

1) Mesure financière non conforme aux PCGR. Se reporter à la section suivante du rapport de gestion.

2) Distributions mensuelles de 0,165 $ par part versées à compter d'avril 2006. De septembre 2005 à mars 2006, des distributions de 0,16 $ par part par mois ont été versées. De juin 2004 à août 2005, des distributions mensuelles de 0,15 $ par part ont été versées.

REVUE FINANCIÈRE CONSOLIDÉE

Le bénéfice net pour le trimestre et le semestre terminés le 30 juin 2006 s'est établi respectivement à 29,9 millions de dollars (0,54 la part) et à 58,5 millions de dollars (1,06 $ la part), comparativement à 19,1 millions de dollars (0,35 $ la part) et à 46,7 millions de dollars (0,87 $ la part) pour les périodes correspondantes de 2005. L'augmentation du bénéfice net au deuxième trimestre de 2006 est attribuable à des prix plus élevés obtenus sur les volumes d'électricité vendus, à une baisse des coûts de transport de l'électricité, à une réduction de 6,6 millions de dollars des impôts liés à des recouvrements d'impôts futurs, reflet des réductions pratiquement en vigueur des taux d'imposition des sociétés au palier fédéral et en Alberta, à la baisse des intérêts débiteurs et à la hausse des différentiels de fractionnement des liquides de gaz naturel. La croissance du secteur Collecte et traitement sur place a été contrebalancée en partie par l'incidence négative des temps d'arrêt planifiés et non planifiés aux installations de Bantry et de Rainbow Lake.

L'augmentation du bénéfice net pour le semestre terminé le 30 juin 2006 est attribuable à des prix plus élevés obtenus sur les volumes d'électricité vendus, à une baisse des coûts de transport de l'électricité, à une réduction de 6,6 millions de dollars des impôts liés à des recouvrements d'impôts futurs, à une baisse des intérêts débiteurs, à la croissance du secteur Collecte et traitement sur place et à la hausse des

différentiels de fractionnement, contrebalancés en partie par l'incidence négative des temps d'arrêt planifiés et non planifiés aux installations de Bantry et de Rainbow Lake. Le bénéfice net au premier semestre de 2006 a également souffert de la scission partielle du secteur Distribution de gaz naturel, survenue en novembre 2005, tandis qu'un gain après impôts de 7,9 millions de dollars à la vente des parts de Taylor au premier trimestre de 2005 a contribué au bénéfice net au premier semestre de 2005.

Les flux de trésorerie provenant de l'exploitation pour le deuxième trimestre et le premier semestre de 2006 se sont établis respectivement à 35,3 millions de dollars et à 76,9 millions de dollars, comparativement à 30,4 millions de dollars et à 61,5 millions de dollars pour les périodes correspondantes de l'exercice précédent. Les augmentations sont attribuables à des résultats d'exploitation plus solides au deuxième trimestre et au premier semestre de 2006 en regard des mêmes périodes de l'exercice précédent.

Après consolidation, les produits nets pour le trimestre terminé le 30 juin 2006 se sont établis à 72,8 millions de dollars, alors qu'ils ont atteint 67,5 millions de dollars au cours du même trimestre de l'exercice précédent. L'augmentation est due aux prix plus élevés obtenus sur les ventes d'électricité et à la réduction des frais de transport dans le secteur Production d'électricité, à la hausse des recouvrements des frais d'exploitation, aux travaux d'agrandissement et aux acquisitions dans le secteur Collecte et traitement sur place, à la hausse des différentiels de fractionnement et à l'acquisition de iQ2, contrebalancés partiellement par la scission partielle du secteur Distribution de gaz naturel en novembre 2005. Les produits nets déclarés par le secteur Distribution de gaz naturel au deuxième trimestre de 2005 se sont établis à 6,9 millions de dollars. Les résultats du deuxième trimestre de 2005 comprenaient un ajustement négatif non récurrent de 0,6 million de dollars lié au placement de la Fiducie dans Taylor.

Les produits nets pour le semestre terminé le 30 juin 2006 se sont établis à 151,9 millions de dollars, alors qu'ils ont atteint 146,9 millions de dollars au cours du semestre correspondant de l'exercice précédent. L'augmentation est attribuable aux mêmes facteurs que ceux qui sont décrits pour le deuxième trimestre. Les produits nets du premier semestre de 2005 comprenaient 9,2 millions de dollars provenant du gain à la vente des parts de Taylor ainsi qu'un ajustement négatif non récurrent de 0,6 million de dollars pour la restructuration de la gestion liée à Taylor, et un montant de 18,7 millions de dollars provenant du secteur Distribution de gaz naturel, qui a fait l'objet d'une scission partielle à la fin de 2005. Déduction faite de l'incidence du gain lié à Taylor et du secteur Distribution de gaz naturel, les produits nets au premier semestre de 2006 se sont accrus de 27 % par rapport à la même période de l'exercice précédent.

Dans les secteurs Production d'électricité, Services énergétiques et Extraction et transport, les produits nets, qui correspondent aux produits moins le coût des marchandises achetées à des fins de vente et la diminution de volume, reflètent mieux le rendement que les produits étant donné que les variations des prix du marché pour le gaz naturel et l'électricité se répercutent à la fois sur les produits et le coût des produits vendus.

Les frais d'administration et d'exploitation pour le trimestre et le semestre terminés le 30 juin 2006 ont été respectivement de 35,4 millions de dollars et de 68,4 millions de dollars, comparativement à 33,4 millions de dollars et à 66,5 millions de dollars pour les mêmes périodes de l'exercice précédent. Les augmentations découlent d'une hausse des frais d'exploitation et d'administration généraux, de coûts additionnels liés aux nouvelles installations de collecte et de traitement sur place et à un accroissement des coûts attribuable à l'acquisition de iQ2. Ces augmentations ont été compensées par la scission partielle du secteur Distribution de gaz naturel au quatrième trimestre de 2005, qui a déclaré des frais d'exploitation et d'administration de respectivement 4,6 millions de dollars et 9,2 millions de dollars pour le trimestre et le semestre terminés le 30 juin 2005. Des frais accrus de respectivement 0,4 million de dollars et 1,2 million de dollars au deuxième trimestre et au premier semestre de 2006 ont été engagés pour satisfaire aux nouvelles exigences d'attestation des Autorités canadiennes en valeurs mobilières visant les émetteurs.

La dotation aux amortissements pour le trimestre et le semestre terminés le 30 juin 2006 a reculé pour s'établir respectivement à 11,4 millions de dollars et à 22,5 millions de dollars, par rapport à 12,1 millions de dollars et à 24,2 millions de dollars aux périodes correspondantes de l'exercice précédent. Les reculs sont attribuables à la scission partielle du secteur Distribution de gaz naturel, compensée en partie par des augmentations liées à la croissance des immobilisations résultant des acquisitions et des projets d'agrandissement interne, à une hausse de l'amortissement pour épuisement lié aux propriétés pétrolières et gazières de la Fiducie et à l'amortissement lié à l'acquisition de contrats de services énergétiques.

Les intérêts débiteurs pour le trimestre et le semestre terminés le 30 juin 2006 se sont établis respectivement à 3,4 millions de dollars et à 6,7 millions de dollars, comparativement à 5,0 millions de dollars et à 10,1 millions de dollars pour les périodes correspondantes de l'exercice précédent. Les reculs au cours des deux périodes sont attribuables à une baisse des soldes d'endettement moyens découlant de l'utilisation du produit lié à la scission partielle le 17 novembre 2005 du secteur Distribution de gaz naturel pour rembourser 85,4 millions de dollars de dette, et à une augmentation des flux de trésorerie d'exploitation. Ont également contribué à la baisse des intérêts débiteurs, un taux d'emprunt moyen moins élevé de 4,93 % au deuxième trimestre de 2006 (4,92 % au premier semestre de 2006), comparativement à 5,92 % au deuxième trimestre de 2005 (5,89 % au premier semestre de 2005), sous l'influence du refinancement en 2005 de la dette à terme à des taux inférieurs.

Les impôts sur les bénéfices pour le trimestre et le semestre terminés le 30 juin 2006 ont consisté en des recouvrements de respectivement 7,3 millions de dollars et 4,2 millions de dollars, comparativement à des recouvrements de 2,1 millions de dollars et de 0,6 million de dollars pour les périodes correspondantes de 2005. Au cours du deuxième trimestre de 2006, les gouvernements fédéral et albertain ont pratiquement adopté des réductions des impôts sur les bénéfices, ce qui a donné lieu à une baisse non récurrente de la charge d'impôts de 6,6 millions de dollars. Avant les réductions non récurrentes, les impôts sur les bénéfices pour le trimestre et le semestre terminés le 30 juin 2006 ont consisté respectivement en un recouvrement de 0,7 million de dollars et une charge de 2,2 millions de dollars. La charge d'impôts accrue est attribuable à la hausse du bénéfice net en 2006, ainsi qu'à la réduction des taux d'imposition effectifs en 2005 par suite du gain en capital lié à Taylor, constaté au premier trimestre de 2005. Les impôts sur les bénéfices présentés au premier semestre de 2005 comprenaient également une charge de 1,0 million de dollars liée au secteur Distribution de gaz naturel.

MESURES FINANCIÈRES NON CONFORMES AUX PCGR

Dans le présent rapport de gestion, AltaGas fournit certaines mesures financières qui n'ont aucune signification normalisée prescrite par les principes comptables généralement reconnus (PCGR) du Canada. Ces mesures financières non conformes aux PCGR peuvent ne pas être comparables à des mesures similaires présentées par d'autres entités.

L'objet de ces mesures financières et leur rapprochement avec les mesures financières conformes aux PCGR sont présentés ci-après. Toutes ces mesures ont été calculées selon l'information déjà publiée par AltaGas.

Produits nets	**Trimestres terminés les 30 juin**		**Semestres terminés les 30 juin**	
(en millions de dollars)	**2006**	2005	**2006**	2005
Produits nets	**72,8**	67,5	**151,9**	146,9
Ajouter le coût des produits vendus	**226,8**	258,1	**525,5**	531,6
Produits (mesure financière conforme aux PCGR)	**299,6**	325,6	**677,4**	678,5

Dans les secteurs Production d'électricité, Services énergétiques et Extraction et transport, les produits nets sont une meilleure mesure de rendement que les produits, car les variations des prix de l'électricité et du gaz naturel achetés à des fins de revente et la diminution de volume ont une incidence à la fois sur les produits et sur le coût des produits vendus.

Bénéfice d'exploitation	**Trimestres terminés les 30 juin**		**Semestres terminés les 30 juin**	
(en millions de dollars)	**2006**	2005	**2006**	2005
Bénéfice d'exploitation	**26,0**	22,0	**61,0**	56,2
Ajouter (déduire) : Intérêts	**(3,4)**	(5,0)	**(6,7)**	(10,1)
Impôts sur les bénéfices	**7,3**	2,1	**4,2**	0,6
Bénéfice net (mesure financière conforme aux PCGR)	**29,9**	19,1	**58,5**	46,7

AltaGas présente le bénéfice d'exploitation sectoriel dans les notes afférentes aux états financiers consolidés.

BAIIA (en millions de dollars)	Trimestres terminés les 30 juin **2006**	 2005	Semestres terminés les 30 juin **2006**	 2005
BAIIA	**37,4**	34,1	**83,5**	80,4
Ajouter (déduire) : Amortissement	**(11,4)**	(12,1)	**(22,5)**	(24,2)
Intérêts	**(3,4)**	(5,0)	**(6,7)**	(10,1)
Impôts sur les bénéfices	**7,3**	2,1	**4,2**	0,6
Bénéfice net (mesure financière conforme aux PCGR)	**29,9**	19,1	**58,5**	46,7

Le BAIIA aide à comprendre la capacité de la Fiducie de produire des flux de trésorerie et de couvrir les paiements d'intérêt.

Flux de trésorerie d'exploitation (en millions de dollars)	Trimestres terminés les 30 juin **2006**	 2005	Semestres terminés les 30 juin **2006**	 2005
Flux de trésorerie d'exploitation	**35,3**	30,4	**76,9**	61,5
Ajouter (déduire) : Variation nette du fonds de roulement hors caisse et coûts de mise hors service d'immobilisations et autres coûts engagés	**8,5**	1,5	**(7,4)**	(13,4)
Flux de trésorerie d'exploitation (mesure financière conforme aux PCGR)	**43,8**	31,9	**69,5**	48,1

Les flux de trésorerie d'exploitation aident à déterminer la capacité de la Fiducie de produire des flux de trésorerie liés aux activités d'exploitation, après intérêts et impôts, sans tenir compte des variations du fonds de roulement hors caisse et des coûts de mise hors service d'immobilisations de la Fiducie et autres coûts au cours de la période.

Flux de trésorerie distribuables (en millions de dollars)	Trimestres terminés les 30 juin **2006**	 2005	Semestres terminés les 30 juin **2006**	 2005
Flux de trésorerie distribuables	**33,7**	27,9	**73,7**	57,6
Ajouter (déduire) : Dépenses en capital de maintenance				
Variation nette du fonds de roulement hors caisse	**1,6**	2,5	**3,2**	3,9
et coûts de mise hors service d'immobilisations et autres coûts engagés	**8,5**	1,5	**(7,4)**	(13,4)
Flux de trésorerie d'exploitation (mesure financière conforme aux PCGR)	**43,8**	31,9	**69,5**	48,1

Les flux de trésorerie distribuables de la Fiducie correspondent aux flux de trésorerie d'exploitation consolidés avant les variations du fonds de roulement hors caisse et les coûts de mise hors service d'immobilisations et autres coûts engagés, déduction faite des dépenses en capital de maintenance. Les flux de trésorerie distribuables ne constituent pas une mesure du rendement conforme aux PCGR et ils ne peuvent être garantis. Le calcul par la Fiducie des flux de trésorerie distribuables peut différer de calculs semblables par des entités comparables. Les flux de trésorerie distribuables sont une mesure du rendement importante utilisée par la direction et les investisseurs pour évaluer le rendement de la Fiducie et de ses filiales actives.

RÉSULTATS D'EXPLOITATION PAR SECTEUR D'ACTIVITÉ

Bénéfice d'exploitation (en millions de dollars)	**Trimestres terminés les 30 juin**		**Semestres terminés les 30 juin**	
	2006	2005	**2006**	2005
Collecte et traitement sur place	**4,0**	5,7	**10,9**	11,3
Extraction et transport	**9,4**	7,6	**17,7**	15,7
Production d'électricité	**18,5**	12,0	**41,3**	20,1
Services énergétiques	**0,4**	0,7	**1,0**	2,5
Distribution de gaz naturel	**-**	0,3	**-**	5,5
Siège social	**(6,3)**	(4,3)	**(9,9)**	1,1
	26,0	22,0	**61,0**	56,2

COLLECTE ET TRAITEMENT SUR PLACE

Le secteur Collecte et traitement sur place comprend les installations de collecte et de traitement sur place, ainsi que les placements d'AltaGas dans des entreprises oeuvrant dans un secteur connexe à la collecte et au traitement.

Résultats financiers (en millions de dollars)	**Trimestres terminés les 30 juin**		**Semestres terminés les 30 juin**	
	2006	2005	**2006**	2005
Produits	**33,5**	31,0	**68,0**	61,6
Produits nets	**31,0**	28,6	**62,9**	56,6
Charges d'exploitation et d'administration	**21,2**	17,9	**40,4**	35,2
Dotation aux amortissements	**5,8**	5,0	**11,6**	10,1
Bénéfice d'exploitation	**4,0**	5,7	**10,9**	11,3

Statistiques d'exploitation	**Trimestres terminés les 30 juin**		**Semestres terminés les 30 juin**	
	2006	2005	**2006**	2005
Capacité (mmpc/j)[1]	**1 002**	916	**1 002**	916
Débit (mmpc/j bruts)[2]	**565**	561	**568**	560
Utilisation de la capacité (%)[2]	**56**	62	**57**	61
Participation directe moyenne (%)[1]	**90**	89	**90**	89

1) Au 30 juin.

2) Moyenne de la période.

Résultats d'exploitation

Le bénéfice d'exploitation dans le secteur Collecte et traitement sur place au deuxième trimestre et au premier semestre de 2006 a été respectivement de 4,0 millions et de 10,9 millions de dollars, en regard de 5,7 millions de dollars et de 11,3 millions de dollars aux périodes correspondantes de l'exercice précédent. Les diminutions sont principalement attribuables à des temps d'arrêt planifiés et non planifiés aux installations de Bantry d'AltaGas et à des interruptions en amont à l'usine de Rainbow Lake. Les diminutions ont été compensées en partie par une hausse des bénéfices attribuable aux installations nouvelles et élargies qui se sont ajoutées à la fin de 2005 et au début de 2006, y compris Blair Creek, Clear Prairie, Princess, Marten Creek et Iron Creek, et à la réception au premier trimestre de 2006 d'environ 1,0 million de dollars provenant de contrats d'achat ferme.

L'utilisation de la capacité enregistrée au cours du deuxième trimestre de 2006 a été de 56 %, comparativement à 62 % au cours du trimestre correspondant de l'exercice précédent et à 57 % au premier semestre du présent exercice. Le démarrage des activités au premier trimestre de 2006 aux installations de Princess et de Clear Prairie a accru la capacité en fin de période au 30 juin 2006, mais les installations n'ont

pas fonctionné à des régimes normaux avant le 30 juin, abaissant le taux d'utilisation de 3 points de pourcentage au deuxième trimestre. Les volumes à ces installations devraient progresser d'ici la fin de l'exercice. Ont également contribué à la diminution de l'utilisation au cours du premier semestre de 2006, les temps d'arrêt planifiés et non planifiés aux installations de Bantry et les interruptions par des tiers aux installations de Rainbow Lake, ce qui a réduit l'utilisation d'un autre point de pourcentage. Les deux installations avaient repris leur régime normal à la fin du deuxième trimestre. Historiquement, au deuxième trimestre, les volumes subissent l'incidence d'une baisse d'activité des producteurs associée à la débâcle printanière et aux activités de maintenance des producteurs et d'AltaGas. Cette baisse d'activité a été compensée cette année par le traitement de nouveaux volumes aux installations de Princess, Blair Creek et Clear Prairie.

Les produits dans le secteur Collecte et traitement sur place au deuxième trimestre et au premier semestre de 2006 ont été respectivement de 33,5 millions de dollars et de 68,0 millions de dollars, en regard de 31,0 millions de dollars et de 61,6 millions de dollars aux périodes correspondantes de l'exercice précédent. Les produits nets ont augmenté pour passer de 28,6 millions de dollars à 31,0 millions de dollars au deuxième trimestre, et de 56,6 millions de dollars à 62,9 millions de dollars au premier semestre de l'exercice. L'augmentation de 2,5 millions de dollars au deuxième trimestre de 2006 est surtout attribuable à l'accroissement du débit découlant des travaux d'agrandissement et des ajouts, à la hausse des frais de collecte et de traitement et à l'augmentation des recouvrements des frais d'exploitation, partiellement atténués par des temps d'arrêt aux installations de Bantry et par des interruptions en amont aux installations de Rainbow Lake. La hausse de 6,4 millions de dollars au premier semestre de 2006 est attribuable aux mêmes facteurs que ceux qui sont responsables de l'augmentation au deuxième trimestre, ainsi qu'à la réception au premier trimestre de 2006 d'un montant provenant d'un contrat d'achat ferme.

Les charges d'exploitation et d'administration dans le secteur Collecte et traitement sur place ont été respectivement de 21,2 millions de dollars et de 40,4 millions de dollars au deuxième trimestre et au premier semestre de 2006, en regard de 17,9 millions de dollars et de 35,2 millions de dollars au cours des mêmes périodes de l'exercice précédent. De nouvelles installations et les travaux d'agrandissement des installations existantes, une hausse des frais de réparation et de maintenance, une progression des coûts d'électricité et une augmentation des frais d'exploitation généraux ont contribué aux augmentations au premier trimestre et au premier semestre de 2006. Un ajustement compensateur positif de 0,7 million de dollars constaté au premier trimestre de l'exercice précédent a également contribué à l'augmentation des charges d'exploitation et d'administration par rapport aux mêmes périodes de l'exercice précédent.

La dotation aux amortissements dans le secteur Collecte et traitement sur place au deuxième trimestre et au premier semestre de 2006 s'est établie respectivement à 5,8 millions de dollars et à 11,6 millions de dollars, comparativement à 5,0 millions de dollars et à 10,1 millions de dollars pour les mêmes périodes de l'exercice précédent, en raison de l'amortissement de nouvelles usines y compris Blair Creek, Princess, Clear Prairie et d'autres acquisitions d'immobilisations en 2005 et au début de 2006.

Le bénéfice d'exploitation en pourcentage des produits nets dans le secteur Collecte et traitement sur place au deuxième trimestre et au premier semestre de 2006 a été respectivement de 13 % et de 17 %, comparativement à 20 % pour les mêmes périodes de 2005. Les baisses découlent surtout de problèmes d'exploitation aux installations de Bantry et de Rainbow Lake, qui ont réduit le bénéfice d'exploitation, tandis qu'une hausse des recouvrements des frais d'exploitation et la réception de montants provenant de contrats d'achat ferme au premier semestre de l'exercice ont contribué aux hausses des produits nets.

Perspectives

AltaGas prévoit que les acquisitions et les travaux d'agrandissement en 2005 et au début de 2006 continueront d'influer favorablement sur les résultats du secteur Collecte et traitement sur place pour tout l'exercice 2006. Avec le retour aux activités normales à Bantry et à Rainbow Lake, et l'apport de nouvelles installations, les taux d'utilisation devraient augmenter pour atteindre des niveaux qui se rapprochent des niveaux historiques d'AltaGas au cours de l'exercice. Bien que le secteur du gaz naturel ait connu un certain ralentissement des activités de forage, AltaGas continue de profiter de solides points de raccordement aux puits et ne prévoit aucune incidence importante découlant de ce ralentissement sur son secteur Collecte et traitement sur place d'ici la fin de l'exercice.

Les travaux d'agrandissement aux installations de Prairie River et les modifications à l'équipement visant à augmenter le débit aux installations d'Iron Creek et de Rainbow Lake, annoncées au deuxième trimestre de 2006, devraient commencer à contribuer aux bénéfices au cours du troisième trimestre de 2006. L'acquisition de Clear Hills annoncée le 6 juillet 2006 devrait commencer à contribuer au bénéfice d'exploitation à partir de la mise en service de l'installation prévue à la fin d'août 2006. Un projet de transformation est prévu à Rainbow Lake au début de septembre et coïncidera avec les interruptions planifiées de gazoducs en aval. AltaGas prévoit que le troisième trimestre sera plus fort, les problèmes d'exploitation à Bantry et à Rainbow Lake ayant été résolus.

EXTRACTION ET TRANSPORT

Le secteur Extraction et transport comprend les participations dans les installations d'extraction de l'éthane et des liquides de gaz naturel (LGN) et les gazoducs de transport.

Résultats financiers	**Trimestres terminés les 30 juin**		**Semestres terminés les 30 juin**	
(en millions de dollars)	**2006**	2005	**2006**	2005
Produits	**37,4**	43,3	**73,5**	86,2
Produits nets	**15,3**	13,4	**29,7**	27,1
Charges d'administration et d'exploitation	**4,0**	3,9	**8,2**	7,7
Dotation aux amortissements	**1,9**	1,9	**3,8**	3,7
Bénéfice d'exploitation	**9,4**	7,6	**17,7**	15,7

Statistiques d'exploitation	**Trimestres terminés les 30 juin**		**Semestres terminés les 30 juin**	
	2006	2005	**2006**	2005
Extraction				
Capacité d'amenée (mmpc/j)[1]	**539**	539	**539**	539
Production (b/j)[2]	**18 976**	18 883	**19 188**	19 987
Volumes transportés (mmpc/j)[2, 3]	**399**	434	**399**	432

1) Au 30 juin.

2) Moyenne de la période.

3) Exclut les volumes du condensat du gazoduc.

Le bénéfice d'exploitation dans le secteur Extraction et transport au deuxième trimestre de 2006 et au premier semestre de l'exercice a été respectivement de 9,4 millions de dollars et de 17,7 millions de dollars, en regard de 7,6 millions de dollars et de 15,7 millions de dollars pour les périodes correspondantes de l'exercice précédent. Les augmentations sont attribuables principalement aux hausses des différentiels de fractionnement des LGN dans le secteur de l'extraction. Les différentiels de fractionnement au deuxième trimestre et au premier semestre de 2006 ont dépassé respectivement 22,00 $ le baril et 18,00 $ le baril, comparativement à environ 10,00 $ le baril au cours des périodes correspondantes de 2005. Le bénéfice d'exploitation pour le secteur du transport au cours du trimestre et du premier semestre de 2006 est demeuré essentiellement stable par rapport à celui de 2005.

Les volumes moyens d'éthane et de LGN extraits ont augmenté pour s'établir à 18 976 b/j au deuxième trimestre de 2006, comparativement à 18 883 b/j au trimestre correspondant de l'exercice précédent. Bien que la production ait été légèrement plus basse qu'en 2005, un projet de transformation d'usine à Joffre et une violente tempête en juin 2005 à Empress ont entraîné une fermeture temporaire qui a fait reculer la production au deuxième trimestre de 2005. Les variations de volumes ont eu peu d'incidence sur les résultats financiers en raison des ententes contractuelles en place. Les volumes de transport ont chuté au deuxième trimestre de 2006 comparativement à la période correspondante de l'exercice précédent. Ces diminutions ont eu peu d'incidence sur les résultats financiers en raison des ententes contractuelles fondées sur le coût du service et des contrats d'achat ferme en vigueur.

Les produits du secteur Extraction et transport au deuxième trimestre et au premier semestre de 2006 ont été respectivement de 37,4 millions de dollars et de 73,5 millions de dollars, comparativement à 43,3 millions de

dollars et à 86,2 millions de dollars aux périodes correspondantes de l'exercice précédent. Les diminutions découlent surtout des contrats d'achat associés au remplacement du gaz d'appoint aux usines d'extraction.

Les produits nets au deuxième trimestre et au premier semestre de 2006 se sont élevés respectivement à 15,3 millions de dollars et à 29,7 millions de dollars, comparativement à 13,4 millions de dollars et à 27,1 millions de dollars aux périodes correspondantes de l'exercice précédent. Les augmentations des produits nets sont principalement attribuables à la hausse des différentiels de fractionnement des LGN et aux recouvrements plus élevés des coûts d'exploitation.

Les charges d'exploitation et d'administration dans le secteur Extraction et transport au deuxième trimestre et au premier semestre de 2006 ont été respectivement de 4,0 millions de dollars et de 8,2 millions de dollars, comparativement à 3,9 millions de dollars et à 7,7 millions de dollars aux mêmes périodes de l'exercice précédent. L'augmentation au deuxième trimestre de 2006 découle principalement de hausses générales des charges d'exploitation et d'administration et des hausses des coûts de l'électricité. L'augmentation depuis le début de l'exercice est également attribuable à une utilisation accrue de l'électricité en raison de la défaillance d'une boîte d'engrenage à l'usine d'extraction Empress exploitée par Provident au premier trimestre de 2005, qui a entraîné une baisse de la consommation d'électricité.

L'amortissement dans le secteur Extraction et transport au deuxième trimestre et au premier semestre de 2006 est demeuré relativement stable à respectivement 1,9 million de dollars et 3,8 millions de dollars, en regard de 1,9 million de dollars et de 3,7 millions de dollars aux mêmes périodes de l'exercice précédent.

Le bénéfice d'exploitation en pourcentage des produits nets dans le secteur Extraction et transport au deuxième trimestre et au premier semestre de 2006 a été respectivement de 61 % et de 60 %, en regard de 57 % et de 58 % au cours des mêmes périodes de l'exercice précédent. Les augmentations sont principalement attribuables à des différentiels de fractionnement des LGN plus élevés dans le secteur de l'extraction.

Perspectives

Le secteur Extraction et transport devrait continuer d'afficher une solide performance et des rendements prévisibles et stables en 2006 grâce aux ententes contractuelles en vigueur. Bien que AltaGas ait bénéficié de solides différentiels de fractionnement des LGN au premier semestre de 2006, AltaGas s'attend à ce que les différentiels de fractionnement des LGN moyens soient plus bas au cours de la dernière moitié de l'exercice, compte tenu des hausses des prix du gaz prévues au début de la saison de chauffage.

PRODUCTION D'ÉLECTRICITÉ

Le secteur Production d'électricité comprend les ententes d'achat d'électricité de Sundance et les centrales de pointe alimentées au gaz.

Résultats financiers	**Trimestres terminés les 30 juin**		**Semestres terminés les 30 juin**	
(en millions de dollars)	**2006**	2005	**2006**	2005
Produit	**39,5**	43,4	**91,2**	83,7
Produits nets	**20,7**	14,2	**45,6**	24,6
Charges d'exploitation et d'administration	**0,4**	0,4	**0,7**	0,9
Dotation aux amortissements	**1,8**	1,8	**3,6**	3,6
Bénéfice d'exploitation	**18,5**	12,0	**41,3**	20,1

Statistiques d'exploitation	Trimestres terminés les 30 juin		Semestres terminés les 30 juin	
	2006	2005	**2006**	2005
Volume d'électricité vendue (en milliers de MWh)	**656**	862	**1 498**	1 715
Prix moyen reçu à la vente d'électricité ($/MWh)[1]	**60,26**	50,37	**60,91**	48,81
Prix au comptant moyen de l'Alberta Power Pool ($/MWh)[1]	**53,59**	51,46	**55,17**	48,68

1) Moyenne de la période.

Résultats d'exploitation

Le bénéfice d'exploitation dans le secteur Production d'électricité au deuxième trimestre et au premier semestre de 2006 s'est établi respectivement à 18,5 millions de dollars et à 41,3 millions de dollars, comparativement à 12,0 millions de dollars et à 20,1 millions de dollars aux mêmes périodes de l'exercice précédent. Les augmentations découlent principalement de la hausse des prix obtenus pour l'électricité et de la diminution des coûts de transport engagés. Le contrat Genesee qui représente 100 MW de la centrale Genesee a pris fin le 31 mars 2006. Toutefois, la baisse du bénéfice d'exploitation au deuxième trimestre de 2006 attribuable à l'expiration du contrat d'électricité avec Genesee a été plus que compensée par une hausse du bénéfice d'exploitation attribuable à l'entente d'achat d'électricité de Sundance.

Les produits nets du secteur Production d'électricité au deuxième trimestre et au premier semestre de 2006 se sont établis respectivement à 20,7 millions de dollars et à 45,6 millions de dollars, en regard de 14,2 millions de dollars et de 24,6 millions de dollars au cours des mêmes périodes de l'exercice précédent, en raison de prix moyens plus élevés reçus à la vente d'électricité et de coûts de transport moins élevés.

Le prix moyen reçu reflète l'incidence de la conclusion de contrats de vente à terme à des prix plus élevés qu'en 2005, ainsi que l'incidence de prix plus élevés sur les ventes sur le marché au comptant, pour ce qui est de la partie non couverte des ventes d'électricité d'AltaGas. Ces incidences sur les prix ont accru les produits nets de 5,9 millions de dollars pour le trimestre et de 16,9 millions de dollars depuis le début de l'exercice.

La baisse des frais de transport a contribué à hauteur de 3,1 millions de dollars à l'augmentation des produits nets pour le trimestre et à hauteur de 6,5 millions de dollars depuis le début de l'exercice. Cette baisse découle d'un transfert de responsabilité relative aux frais d'interconnexion et de réserve d'exploitation des producteurs d'électricité aux acheteurs d'électricité qui est entré en vigueur le 1er janvier 2006.

L'expiration du contrat d'électricité avec Genesee a réduit les produits nets d'environ 4 millions de dollars au deuxième trimestre de 2006 par rapport au trimestre correspondant de 2005. Parmi les autres incidences favorables sur les produits nets au deuxième trimestre et au premier semestre de 2006, citons une diminution des pertes de lignes et une augmentation des ventes de services auxiliaires.

Le bénéfice d'exploitation en pourcentage des produits nets a augmenté pour s'établir à 89 % au deuxième trimestre de 2006 par rapport à 85 % au même trimestre de 2005, et à 91 % au premier semestre de 2006 en regard de 82 % en 2005 en raison d'une hausse des prix de l'électricité et d'une baisse des frais de transport.

Les charges d'exploitation, d'administration et d'amortissement au deuxième trimestre et au premier semestre de 2006 ont été semblables à celles des périodes correspondantes de l'exercice précédent.

Le volume d'électricité vendu au cours du trimestre et du semestre terminés le 30 juin 2006 a été moins élevé qu'aux périodes correspondantes de l'exercice précédent en raison de l'expiration du contrat d'électricité avec Genesee le 31 mars 2006.

Perspectives

La direction prévoit que les résultats dans le secteur Production d'électricité continueront de profiter des solides prix de l'électricité sur les volumes couverts pour le reste de l'exercice. Le bénéfice d'exploitation du

secteur Production d'électricité pour l'exercice devrait être plus élevé qu'en 2005 en dépit de l'expiration du contrat d'électricité avec Genesee le 31 mars 2006.

SERVICES ÉNERGÉTIQUES

Le secteur Services énergétiques comprend les activités de gestion énergétique, les services gaziers et la production pétrolière et gazière. AltaGas n'exerce pas d'activités liées à l'exploration et à la mise en valeur de réserves de gaz naturel. Toutefois, relativement à certaines de ses acquisitions d'installations, AltaGas a accumulé un portefeuille de réserves de pétrole et de gaz naturel qu'elle continue de détenir et de mettre en production.

Résultats financiers	**Trimestres terminés les 30 juin**		**Semestres terminés les 30 juin**	
(en millions de dollars)	**2006**	2005	**2006**	2005
Produits	**209,7**	226,9	**482,7**	470,2
Produits nets	**6,4**	5,4	**12,5**	11,5
Charges d'exploitation et d'administration	**4,7**	3,8	**9,1**	7,2
Dotation aux amortissements	**1,3**	0,9	**2,4**	1,8
Bénéfice d'exploitation	**0,4**	0,7	**1,0**	2,5

Statistiques d'exploitation	**Trimestres terminés les 30 juin**		**Semestres terminés les 30 juin**	
	2006	2005	**2006**	2005
Contrats de services de gestion énergétique[1]	**1 289**	446	**1 289**	446
Volumes de gaz moyens mis en marché (GJ/j)[2]	**322 420**	301 416	**316 626**	321 732

1) Contrats de services de gestion énergétique en vigueur à la fin de la période visée.

2) Moyenne de la période.

Résultats d'exploitation

Le bénéfice d'exploitation dans le secteur Services énergétiques au deuxième trimestre et au premier semestre de 2006 s'est établi respectivement à 0,4 million de dollars et à 1,0 million de dollars, comparativement à 0,7 million de dollars et à 2,5 millions de dollars aux périodes correspondantes de l'exercice précédent. Les reculs découlent principalement d'une baisse d'activité dans le secteur des services gaziers, d'une hausse des frais d'exploitation et d'administration, d'une baisse des volumes de production et de la hausse des taux d'épuisement liés à la production pétrolière et gazière. L'augmentation liée aux contrats de service de gestion énergétique est attribuable à l'acquisition de iQ2 en novembre 2005 et à la croissance du secteur de la gestion énergétique.

Les produits nets du secteur Services énergétiques au deuxième trimestre et au premier semestre de 2006 ont été respectivement de 6,4 millions de dollars et de 12,5 millions de dollars, comparativement à 5,4 millions de dollars et à 11,5 millions de dollars aux périodes correspondantes de l'exercice précédent. Les produits nets ont augmenté par suite de l'acquisition de iQ2 au quatrième trimestre de 2005, annulée en partie par une baisse des volumes de production découlant de l'épuisement des réserves.

Les charges d'exploitation et d'administration pour le secteur Services énergétiques au deuxième trimestre et au premier semestre de 2006 ont été respectivement de 4,7 millions de dollars et de 9,1 millions de dollars comparativement à 3,8 millions de dollars et à 7,2 millions de dollars aux périodes correspondantes de l'exercice précédent. Les augmentations s'expliquent par l'acquisition d'iQ2, la hausse des charges au titre des services partagés par suite d'une modification dans la méthode de répartition de ces charges et d'un paiement reçu au titre d'un règlement au deuxième trimestre de 2005 relativement à un contrat de commercialisation du gaz.

La dotation aux amortissements au deuxième trimestre et au premier semestre de 2006 s'est établie respectivement à 1,3 million de dollars et à 2,4 millions de dollars, en regard de 0,9 million de dollars et de

1,8 million de dollars aux mêmes périodes de 2005. Les augmentations découlent surtout d'une hausse des taux d'épuisement et d'amortissement liés à la production pétrolière et gazière et de l'amortissement lié à l'acquisition de contrats de Services énergétiques.

Le bénéfice d'exploitation en pourcentage des produits nets a chuté pour s'établir à 6 % et à 8 % au deuxième trimestre et au premier semestre de 2006 comparativement à 13 % et à 22 % aux mêmes périodes de 2005. Ces baisses sont attribuables à une hausse des coûts et aux crédits non récurrents au premier semestre de 2005, à une réduction de l'activité relativement aux services gaziers et à une baisse des volumes de production en 2006.

Perspectives

Le bénéfice d'exploitation du secteur Services énergétiques devrait être à la hausse pour le reste de l'exercice, sous l'impulsion de la hausse des honoraires des services de gestion énergétique et des marges sur les contrats d'achat et de vente à prix fixe.

DISTRIBUTION DE GAZ NATUREL

Le secteur Distribution de gaz naturel comprenait AltaGas Utilities Inc., la participation de un tiers d'AltaGas dans Inuvik Gas Ltd. et sa participation de 24,9 % dans Heritage Gas Limited. Le 17 novembre 2005, la Fiducie a procédé à la scission partielle du secteur Distribution de gaz naturel pour en faire une société ouverte distincte.

Résultats financiers	**Trimestres terminés les 30 juin**		**Semestres terminés les 30 juin**	
(en millions de dollars)	**2006**	2005	**2006**	2005
Produits	-	22,0	-	68,4
Produits nets	-	6,9	-	18,7
Charges d'exploitation et d'administration	-	4,6	-	9,2
Dotation aux amortissements	-	2,0	-	4,0
Bénéfice d'exploitation	-	0,3	-	5,5

Statistiques d'exploitation[1]	**Trimestres terminés les 30 juin**		**Semestres terminés les 30 juin**	
	2006	2005	**2006**	2005
Volume de gaz naturel distribué				
Ventes (bpc)	-	2,0	-	7,4
Transport (bpc)	-	2,4	-	4,9
Variation météorologique en degrés-jours (%)[2]	-	(4,2)	-	(2,4)
Nombre de clients[3]	-	60 866	-	60 866

1) AltaGas Utilities Inc. seulement.

2) Écart par rapport à une moyenne de 20 ans. Les écarts positifs sont favorables.

3) Aux 30 juin.

Au moyen d'une série d'opérations, la participation de la Fiducie dans Utility Group, la société de portefeuille détenant l'ancien secteur Distribution de gaz naturel, a été réduite à 26,7 %. Avant ces opérations, les résultats d'exploitation et financiers du secteur Distribution de gaz naturel étaient consolidés par la Fiducie. Depuis le 17 novembre 2005, la Fiducie comptabilise sa participation dans Utility Group comme un placement en titres de capitaux propres, constatant sa quote-part du bénéfice net ou de la perte nette dans le secteur Siège social selon la méthode de la comptabilisation à la valeur de consolidation.

SIÈGE SOCIAL

Le secteur Siège social comprend les coûts liés à la prestation de services généraux, ainsi que les frais généraux de l'entreprise et les placements dans des entités publiques et privées.

Résultats financiers	**Trimestres terminés les 30 juin**		**Semestres terminés les 30 juin**	
(en millions de dollars)	**2006**	2005	**2006**	2005
Produits	**0,2**	(0,4)	**2,3**	9,5
Charges d'exploitation et d'administration	**6,0**	3,4	**11,1**	7,4
Dotation aux amortissements	**0,5**	0,5	**1,1**	1,0
Bénéfice (perte) d'exploitation	**(6,3)**	(4,3)	**(9,9)**	1,1

Résultats d'exploitation

Le coût net du secteur Siège social pour le trimestre terminé le 30 juin 2006 a été de 6,3 millions de dollars comparativement à 4,3 millions de dollars pour la même période de l'exercice précédent. La hausse du coût est attribuable à des frais généraux et d'administration plus élevés résultant principalement de majorations des coûts généraux et de frais engagés pour satisfaire aux nouvelles exigences d'attestation des Autorités canadiennes en valeurs mobilières à l'endroit des émetteurs assujettis.

Au premier semestre de 2006, le secteur a constaté une perte de 9,9 millions de dollars comparativement à un bénéfice d'exploitation de 1,1 million de dollars à la même période de l'exercice précédent. Au premier trimestre de 2005, AltaGas a comptabilisé un gain avant impôts de 9,2 millions de dollars en raison de la réduction de sa participation dans Taylor.

Les produits au deuxième trimestre de 2006 se sont établis à 0,2 million de dollars comparativement à une perte de 0,4 million de dollars au deuxième trimestre de l'exercice précédent. La perte constatée à l'exercice précédent comprenait une charge non récurrente de 0,6 million de dollars résultant de la participation d'AltaGas dans Taylor.

Les charges d'exploitation et d'administration pour le trimestre et le semestre terminés le 30 juin 2006 ont été respectivement de 6,0 millions de dollars et de 11,1 millions de dollars, comparativement à 3,4 millions de dollars et à 7,4 millions de dollars pour la période correspondante de l'exercice précédent. L'augmentation des charges d'administration du secteur reflète les frais accrus engagés pour soutenir la croissance de la Fiducie et les frais engagés pour satisfaire aux nouvelles exigences d'attestation des Autorités canadiennes en valeurs mobilières à l'endroit des émetteurs assujettis. Les frais engagés pour satisfaire aux exigences d'attestation se sont élevés à 0,4 million de dollars et à 1,2 million de dollars pour le trimestre et le semestre terminés le 30 juin 2006.

La dotation aux amortissements a été de 0,5 million de dollars et de 1,1 million de dollars pour le trimestre et le semestre terminés le 30 juin 2006 comparativement à 0,5 million de dollars et à 1,0 million de dollars pour les périodes correspondantes de l'exercice précédent.

SOMMAIRE DES RÉSULTATS CONSOLIDÉS DES HUIT DERNIERS TRIMESTRES

(en millions de dollars)	**T2-06**	T1-06	T4-05	T3-05	T2-05	T1-05	T4-04	T3-04
Produit net[1]	**72,8**	79,1	78,7	71,3	67,5	79,4	74,2	60,6
Bénéfice d'exploitation[1]	**26,0**	35,0	29,0	22,9	22,0	34,2	29,4	23,4
Bénéfice net	**29,9**	28,6	26,4	17,2	19,1	27,6	25,8	17,1

(en dollars par part)								
Bénéfice net								
De base	**0,54**	0,52	0,48	0,32	0,35	0,52	0,49	0,33
Dilué	**0,54**	0,52	0,48	0,32	0,35	0,52	0,48	0,33
Dividendes/distributions déclarés[2]	**0,495**	0,485	0,48	0,47	0,45	0,45	0,45	0,45

1) Mesure financière non conforme aux PCGR. Voir la rubrique «Mesures financières non conformes aux PCGR».

2) Ne tient pas compte de la distribution d'actions par suite de la scission partielle du secteur Distribution de gaz naturel. La Fiducie a émis une action ordinaire d'Utility Group (évaluée à 7,50 $ l'action) pour chaque tranche de 13,9592 parts de fiducie détenues le 14 novembre 2005, ajoutant une valeur additionnelle de 0,54 $ la part.

Les tendances qui se dégagent des activités d'AltaGas depuis les huit derniers trimestres reflètent : la croissance interne de l'entreprise, les acquisitions, un environnement commercial favorable y compris la hausse des prix de l'électricité en Alberta, le caractère saisonnier du secteur Distribution de gaz naturel jusqu'au moment de sa scission partielle en novembre 2005 et les cessions d'actifs.

Les éléments importants qui ont eu une incidence sur les résultats trimestriels particuliers sont présentés ci-dessous :

- Le bénéfice net du troisième trimestre de 2004 reflétait des coûts de conversion en fiducie continus, AltaGas ayant constaté des frais de conversion en fiducie de 0,9 million de dollars pour le trimestre. Au cours de ce trimestre, AltaGas avait également conclu l'acquisition d'une participation de 48 2/3 % dans l'UEEE de BP Canada Energy Resources Company.
- Le bénéfice net du quatrième trimestre de 2004 comprenait les résultats des entreprises PremStar acquises le 6 octobre 2004, qui ont accru le bénéfice net de 1,4 million de dollars.
- Le bénéfice net du premier trimestre de 2005 a pris en compte un gain après impôts de 7,9 millions de dollars lié au changement de la participation de la Fiducie dans Taylor.
- Le bénéfice net du deuxième trimestre de 2005 a pris en compte une perte après impôts de 0,4 million de dollars liée à la participation de la Fiducie dans Taylor.
- La scission partielle du secteur Distribution de gaz naturel a eu une incidence après impôts nette de 0,1 million de dollars sur les résultats du quatrième trimestre de 2005. En outre, le bénéfice d'exploitation a subi une diminution d'environ 2 millions de dollars puisque le secteur Distribution de gaz naturel a été détenu en totalité pendant seulement six semaines au cours du trimestre. Les résultats ont également été influencés par les prix plus élevés reçus pour la vente d'électricité et la baisse des intérêts débiteurs.
- Les résultats du secteur Collecte et traitement sur place sont généralement moins élevés au cours du premier trimestre qu'au quatrième trimestre.
- Les prix élevés de l'électricité et la baisse des intérêts débiteurs au premier trimestre de 2006 ont donné lieu à de solides résultats financiers au cours du trimestre, annulés en partie par la contribution au premier trimestre de 2005 du secteur Distribution de gaz naturel qui a fait l'objet d'une scission partielle en novembre 2005.

PRINCIPALES CONVENTIONS COMPTABLES

Les principales conventions comptables d'AltaGas demeurent inchangées depuis le 31 décembre 2005. Pour en savoir plus sur ces conventions, consulter les notes afférentes aux états financiers consolidés contenues dans le rapport annuel de 2005 d'AltaGas.

ESTIMATIONS COMPTABLES CRITIQUES

Comme la détermination de la valeur de nombreux actifs, passifs, produits et charges dépend des événements futurs, la préparation des états financiers consolidés de la Fiducie requiert l'utilisation d'estimations et d'hypothèses fondées sur un jugement prudent. Les principales conventions comptables d'AltaGas sont décrites dans les notes afférentes aux états financiers consolidés de l'exercice terminé le 31 décembre 2005. Certaines de ces conventions portent sur des estimations comptables critiques à cause de l'exigence voulant que des jugements particulièrement subjectifs ou complexes soient faits à l'égard de questions qui sont intrinsèquement incertaines et en raison de la probabilité que des montants sensiblement différents puissent être constatés dans différentes conditions ou selon des hypothèses différentes.

Les estimations comptables critiques d'AltaGas demeurent la dotation aux amortissements, les obligations liées à la mise hors service d'immobilisations et l'évaluation de la réduction de valeur des actifs. Pour en savoir davantage sur ces estimations comptables, se reporter au rapport de gestion contenu dans le rapport annuel de 2005 d'AltaGas.

INSTRUMENTS FINANCIERS

La Fiducie est exposée au risque de marché et à une perte potentielle découlant de changements dans la valeur des instruments financiers. AltaGas conclut des contrats sur instruments financiers dérivés tels que des swaps et des tunnels pour gérer son exposition aux fluctuations du prix des marchandises et des taux d'intérêt, notamment dans le secteur Production d'électricité et en ce qui a trait aux taux d'intérêt sur la dette.

Risque des marchandises

Les résultats du secteur Production d'électricité sont grandement touchés par le prix de l'électricité en Alberta. AltaGas emploie des instruments dérivés sur marchandises afin de gérer l'exposition de la Fiducie à la volatilité des prix de l'électricité. Alberta Power Pool fixe les prix de l'électricité selon un taux horaire et, bien que les prix variaient entre 5,42 $/MWh et 998,78 $/MWh au cours du deuxième trimestre de 2006, le prix au comptant moyen était de 53,59 $/MWh.

AltaGas a atténué l'incidence de cette volatilité sur ses activités au moyen de couvertures financières sur une portion de son portefeuille d'électricité de 2006, jugées optimales par la direction.

Risque de taux d'intérêt

AltaGas réduit l'incidence des fluctuations futures des taux d'intérêt sur ses flux de trésorerie en ayant recours à des swaps de taux d'intérêt. Au 30 juin 2006, la Fiducie avait établi des swaps à échéance variée pour fixer les taux d'intérêt sur sa dette bancaire prélevée de 163,0 millions de dollars. Compte tenu des billets à moyen terme (BMT) et des contrats de location-acquisition d'AltaGas, le taux a été fixé sur 94 % de la dette d'AltaGas. Le montant de la dette à taux fixe a été plus élevé que l'objectif de 70 % à 75 % de la dette totale visé par la Fiducie, le produit de la scission partielle du secteur Distribution de gaz naturel en novembre 2005 ayant été appliqué à la dette à taux variable.

CAPITAL INVESTI

Au cours du deuxième trimestre de 2006, AltaGas a constaté un capital investi net de 15,0 millions de dollars, comparativement à 8,5 millions de dollars à l'exercice précédent. Le capital de croissance a représenté 13,0 millions de dollars et comprenait la croissance du secteur Collecte et traitement sur place et des projets d'agrandissement notamment aux usines à gaz de Clear Prairie, Prairie River et Princess, ainsi que le placement dans GreenWing dans le secteur Production d'électricité.

AltaGas répartit son capital investi en maintenance, croissance et administration.

Au cours du deuxième trimestre de 2006, des projets de dépenses en capital de maintenance totalisant 1,6 million de dollars (2,5 millions de dollars en 2005) ont été entrepris principalement dans le secteur Collecte et traitement sur place. Une somme additionnelle de 0,6 million de dollars (0,8 million de dollars en

2005) a été dépensée au cours du trimestre en immobilisations d'administration, incluant des projets portant sur du matériel informatique et des logiciels visant à accroître l'efficacité des fonctions d'exploitation et d'administration de la Fiducie.

Pour le trimestre terminé le 30 juin 2006 (en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Immobilisations	13,1	0,3	0,1	0,2	(0,1)	13,6
Placements à long terme et autres actifs	-	-	2,1	-	(0,5)	1,6
	13,1	0,3	2,2	0,2	(0,6)	15,2
Cessions :						
Immobilisations :	(0,2)	-	-	-	-	(0,2)
Capital investi net	12,9	0,3	2,2	0,2	(0,6)	15,0

Pour le trimestre terminé le 30 juin 2006 (en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Maintenance	1,3	0,3	-	-	-	1,6
Croissance	11,8	0,1	2,2	0,2	(1,3)	13,0
Administration	-	(0,1)	-	-	0,7	0,6
	13,1	0,3	2,2	0,2	(0,6)	15,2
Cessions	(0,2)	-	-	-	-	(0,2)
Capital investi net	12,9	0,3	2,2	0,2	(0,6)	15,0

Pour le semestre terminé le 30 juin 2006 (en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Immobilisations	28,1	0,7	1,3	0,4	0,4	30,9
Placements à long terme et autres actifs	-	-	2,1	-	0,7	2,8
	28,1	0,7	3,4	0,4	1,1	33,7
Cessions :						
Immobilisations	(0,5)	-	-	-	-	(0,5)
Capital investi net	27,6	0,7	3,4	0,4	1,1	33,2

Pour le semestre terminé le 30 juin 2006 (en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Siège social	Total
Capital investi :						
Maintenance	2,6	0,5	-	0,1	-	3,2
Croissance	25,5	0,2	3,4	0,2	-	29,3
Administration	-	-	-	0,1	1,1	1,2
	28,1	0,7	3,4	0,4	1,1	33,7
Cessions	(0,5)	-	-	-	-	(0,5)
Capital investi net	27,6	0,7	3,4	0,4	1,1	33,2

Pour le trimestre terminé le 30 juin 2005 (en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Distribution de gaz naturel	Siège social	Total
Capital investi :							
Immobilisations	6,5	1,0	-	0,2	2,4	(0,4)	9,7
Placements à long terme et autres actifs	-	-	-	-	0,1	0,1	0,2
	6,5	1,0	-	0,2	2,5	(0,3)	9,9
Cessions :							
Placements à long terme et autres actifs	-	-	-	-	-	(1,4)	(1,4)
Capital investi net	6,5	1,0	-	0,2	2,5	(1,7)	8,5

Pour le trimestre terminé le 30 juin 2005 (en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Distribution de gaz naturel	Siège social	Total
Capital investi :							
Maintenance	0,3	0,9	-	0,2	1,1	-	2,5
Croissance	6,0	0,1	-	-	1,2	(0,7)	6,6
Administration	0,2	-	-	-	0,2	0,4	0,8
	6,5	1,0	-	0,2	2,5	(0,3)	9,9
Cessions	-	-	-	-	-	(1,4)	(1,4)
Capital investi net	6,5	1,0	-	0,2	2,5	(1,7)	8,5

Pour le semestre terminé le 30 juin 2005 (en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Distribution de gaz naturel	Siège social	Total
Capital investi:							
Immobilisations	8,9	1,0	-	0,4	4,3	1,1	15,7
Placements à long terme et autres actifs	-	-	-	-	0,2	0,1	0,3
	8,9	1,0	-	0,4	4,5	1,2	16,0
Cessions : Immobilisations	(7,1)	-	-	-	(0,1)	(5,2)	(12,4)
Capital investi net	1,8	1,0	-	0,4	4,4	(4,0)	3,6

Pour le semestre terminé le 30 juin 2005 (en millions de dollars)	Collecte et traitement sur place	Extraction et transport	Production d'électricité	Services énergétiques	Distribution de gaz naturel	Siège social	Total
Capital investi :							
Maintenance	0,8	1,0	-	0,4	1,7	-	3,9
Croissance	7,7	-	-	-	2,6	0,3	10,6
Administration	0,4	-	-	-	0,2	0,9	1,5
	8,9	1,0	-	0,4	4,5	1,2	16,0
Cessions	(7,1)	-	-	-	(0,1)	(5,2)	(12,4)
Capital investi net	1,8	1,0	-	0,4	4,4	(4,0)	3,6

SITUATION DE TRÉSORERIE ET SOURCES DE FINANCEMENT

AltaGas prévoit que les flux de trésorerie d'exploitation en 2006 seront suffisants pour le paiement des distributions de la Fiducie aux porteurs de parts et pour la majeure partie de son capital de maintenance et de croissance prévu au budget. Le reste de son capital de croissance prévu au budget et un certain montant des acquisitions non prévu au budget devraient être financés au moyen du régime de réinvestissement des distributions et des lignes de crédit existantes. Pour le moment, AltaGas ne prévoit pas, de manière raisonnable, qu'une tendance ou incertitude actuellement connue aura une incidence sur la capacité de la Fiducie d'avoir accès à ses sources de financement traditionnelles.

Flux de trésorerie d'exploitation

Les flux de trésorerie d'exploitation constatés dans les états des flux de trésorerie consolidés pour le trimestre et le semestre terminés le 30 juin 2006 se sont établis respectivement à 43,8 millions de dollars et à 69,5 millions de dollars, en hausse par rapport aux 31,9 millions de dollars et aux 48,1 millions de dollars des périodes correspondantes de l'exercice précédent. Les augmentations sont attribuables aux solides résultats d'exploitation au deuxième trimestre et au premier semestre de 2006.

AltaGas avait un fonds de roulement positif de 19,2 millions de dollars au 30 juin 2006, comparativement à un fonds de roulement négatif de 2,8 millions de dollars à la fin de décembre 2005 par suite de variations du fonds de roulement dans le cours normal des affaires.

Les flux de trésorerie d'exploitation, avant les variations du fonds de roulement et les coûts de mise hors service d'obligations et les autres coûts engagés, ont augmenté pour s'établir à 35,3 millions de dollars et à 76,9 millions de dollars pour le trimestre et le semestre terminés le 30 juin 2006, comparativement à 30,4 millions de dollars et à 61,5 millions de dollars pour les mêmes périodes de l'exercice précédent. Les flux de trésorerie d'exploitation sont plus représentatifs des flux de trésorerie liés aux activités continues de l'entreprise que ne le sont les flux de trésorerie d'exploitation constatés dans les états des flux de trésorerie consolidés.

Activités d'investissement

Au deuxième trimestre de 2006, la Fiducie a utilisé des flux de trésorerie pour des activités d'investissement de 23,4 millions de dollars comparativement à 8,8 millions de dollars au cours de la même période de 2005. L'augmentation est principalement attribuable à l'acquisition d'immobilisations et aux dépôts de clients. Les flux de trésorerie affectés aux activités d'investissement pour le semestre terminé le 30 juin 2006 ont été de 45,9 millions de dollars comparativement à des flux de trésorerie provenant des activités d'investissement pour la même période de 5,1 millions de dollars. L'augmentation des flux de trésorerie affectés aux activités d'investissement est principalement attribuable à l'acquisition d'immobilisations, à l'augmentation des dépôts de clients et au produit de la cession de placements à long terme et d'actifs non essentiels au premier trimestre de 2005.

Activités de financement

Les flux de trésorerie affectés aux activités de financement se sont élevés à 20,2 millions de dollars au cours du trimestre terminé le 30 juin 2006, en baisse de 2,3 millions de dollars par rapport aux 22,5 millions de dollars au deuxième trimestre de 2005, notamment en raison d'une baisse des réductions de la dette et d'une hausse du produit de l'émission de parts, contrebalancées par une augmentation des distributions.

Les flux de trésorerie affectés aux activités de financement pour le semestre terminé le 30 juin 2006 se sont établis à 24,3 millions de dollars comparativement à 53,3 millions de dollars pour la même période de l'exercice précédent. La baisse découle principalement d'une augmentation de la dette à long terme et d'une hausse du produit net provenant de l'émission de parts, contrebalancées en partie par une hausse des distributions aux porteurs de parts.

Sources de financement

L'utilisation du financement par capitaux d'emprunt ou par capitaux propres dépend de la structure du capital d'AltaGas, qui est établie en fonction des normes et des risques associés à chacun de ses secteurs d'activité. Au 30 juin 2006, AltaGas avait un encours total de la dette de 277,2 millions de dollars, ce qui est supérieur aux 269,0 millions de dollars au 31 décembre 2005. Au 30 juin 2006, la Fiducie avait 100,0 millions de dollars de BMT en circulation et avait accès à des prêts de qualité, à des acceptations bancaires et à des lettres de crédit en vertu de lignes de crédit bancaire totalisant 425,0 millions de dollars. Au 30 juin 2006, la dette bancaire de la Fiducie s'établissait à 163,0 millions de dollars et ses lettres de crédit en cours totalisaient 33,4 millions de dollars.

Toutes les facilités d'emprunt sont sous réserve des tests financiers et d'autres clauses restrictives habituelles pour ce genre de facilités, qui doivent être respectés chaque fin de trimestre. AltaGas respecte ces clauses restrictives chaque trimestre depuis l'émission des facilités.

Le 29 avril 2005, AltaGas a déposé un prospectus préalable universel en vertu duquel elle peut émettre jusqu'à un montant global de 500,0 millions de dollars de parts de fiducie ou de titres de créances au cours d'une période de 25 mois. Le 30 août 2005, 100,0 millions de dollars de BMT sur cinq ans ont été émis à un taux d'intérêt nominal de 4,41 %.

Le ratio d'endettement cible d'AltaGas se situe entre 40 % et 45 %. Au 30 juin 2006, le ratio d'endettement de la Fiducie avait reculé à 35,5 % en regard de 36,0 % au 31 décembre 2005.

Dominion Bond Rating Service (DBRS) attribue à AltaGas Income Trust et aux BMT émis par AltaGas Income Trust la cote BBB (faible) avec une tendance stable. Standard & Poor's (S&P) attribue au crédit à long terme de la Fiducie la cote BBB- avec perspective stable, et la cote BBB- à sa dette non garantie de premier rang. La Fiducie a une cote de stabilité de SR-3 de S&P, et de STA-3 (moyen) de DBRS.

Les évaluations de crédit visent à fournir aux investisseurs une mesure indépendante de la qualité de crédit d'une émission de titres et sont des indicateurs de la probabilité de paiement et de la capacité et de la volonté d'une entité de respecter son engagement financier à l'égard d'une obligation selon les conditions établies. Les cotes de stabilité visent à communiquer l'opinion d'une agence d'évaluation concernant la stabilité et la viabilité relatives du flux de distribution de la Fiducie comparativement à d'autres fiducies de revenu canadiennes évaluées.

FACTEURS DE RISQUE

La direction a relevé les principaux facteurs de risque qui pourraient avoir d'importantes répercussions sur les résultats financiers et les activités d'AltaGas. Ces facteurs de risque sont présentés dans le rapport de gestion et la notice annuelle d'AltaGas pour l'exercice terminé le 31 décembre 2005. La direction a déterminé, en ce qui concerne la poursuite des activités, que les risques de marché, les risques financiers et les risques de contreparties demeurent pratiquement inchangés depuis le 31 décembre 2005.

RENSEIGNEMENTS SUR LES PARTS DE FIDUCIE

En vertu des modalités de la restructuration d'AltaGas en fiducie de revenu, en date du 1er mai 2004, les porteurs de titres ASI ont échangé leurs actions dans ASI contre des parts de fiducie, et les porteurs de titres admissibles ont aussi reçu des parts échangeables pouvant être échangées contre des parts de fiducie, à raison de une pour une. Les parts échangeables ne sont pas inscrites en Bourse.

Parts en circulation

Au 31 juillet 2006, la Fiducie comptait 53 489 397 parts de fiducie et 2 091 953 parts échangeables en circulation, et sa capitalisation boursière s'établissait à 1,6 milliard de dollars, d'après le cours de clôture de 27,90 $ la part de fiducie le 31 juillet 2006. Au 31 juillet 2006, il y avait 367 550 options en cours et 72 637 options qui pouvaient être exercées en vertu des modalités du régime d'options d'achat de parts.

ARRANGEMENTS HORS BILAN

La Fiducie n'a conclu aucun arrangement contractuel par lequel une entité non consolidée peut avoir une obligation en vertu de certains contrats de garantie, un intérêt conservé ou éventuel dans des actifs cédés à une entité non consolidée ou un arrangement semblable qui sert de soutien au risque de crédit, d'illiquidité ou de marché à cette entité pour ces actifs. La Fiducie n'a aucune obligation en vertu d'instruments dérivés ou d'un droit variable important dans une entité non consolidée qui fournit du financement, des liquidités, du soutien en matière de risque de marché ou de risque de crédit, ou encore qui fournit des services de crédit-bail, de couverture ou de recherche et développement à la Fiducie.

OBLIGATIONS CONTRACTUELLES

Il n'y a eu aucun changement important aux obligations contractuelles d'AltaGas depuis le 31 décembre 2005. Pour obtenir de plus amples renseignements sur les obligations contractuelles, se reporter au rapport de gestion du rapport annuel de 2005 d'AltaGas.

APPARENTÉS

La Fiducie a vendu 9,3 millions de dollars de gaz naturel à AltaGas Utility Group Inc. et a engagé des frais de transport de 0,1 million de dollars facturés par cette dernière, au cours du trimestre terminé le 30 juin 2006, a vendu 47,2 millions de dollars de gaz naturel et a engagé des frais de transport de 0,3 million de dollars pour le semestre terminé le 30 juin 2006. La Fiducie a également payé des frais de gestion de 0,1 million de dollars à AltaGas Utility Group Inc. et a reçu des honoraires de gestion de 0,2 million de dollars de cette

dernière, pour des services administratifs. En outre, la Fiducie a vendu 0,1 million de dollars de gaz naturel d'une coentreprise dont elle détient le tiers des participations à un apparenté dont elle détient le tiers des participations.

En vertu d'un bail pour des locaux de bureaux, la Fiducie paie un loyer à 2013761 Ontario Inc., qui a appartient à un salarié. Des paiements de 20 000 $ ont été versés au cours du deuxième trimestre de 2006 (20 000 $ au cours du deuxième trimestre de 2005). Le bail de cinq ans vient à échéance en 2007 et est renouvelable au gré d'AltaGas pour cinq autres années.

CONTRÔLES ET PROCÉDURES DE COMMUNICATION DE L'INFORMATION

Les contrôles et procédures de communication de l'information de la Fiducie ont été conçus afin d'offrir l'assurance que l'information qui doit être présentée dans les rapports ou soumise en vertu de la *Loi sur les valeurs mobilières de l'Ontario* est rassemblée et transmise à la direction, y compris le chef de la direction et le chef des finances, en temps opportun, pour que des décisions appropriées soient prises à l'égard de l'information à communiquer.

Conformément au règlement multilatéral 52-109 (Attestation de l'information présentée dans les documents annuels et intermédiaires des émetteurs), une évaluation a été effectuée par la direction, sous la supervision de la direction et avec la participation de celle-ci, y compris le chef de la direction et le chef des finances, à l'égard de l'efficacité des contrôles et procédures de communication de l'information, à la date de la clôture de la période couverte par le présent rapport. Compte tenu de cette évaluation, le chef de la direction et le chef des finances sont arrivés à la conclusion que les contrôles et procédures de communication de l'information étaient efficaces au 30 juin 2006 pour fournir l'assurance raisonnable que l'information devant être communiquée est consignée, traitée, condensée et présentée dans les délais prévus par les règles et formulaires de la Commission des valeurs mobilières de l'Ontario.

LOI SUR LA RESPONSABILITÉ LIMITÉE DES PORTEURS DE PARTS

Le 1er juillet 2004, la loi intitulée *Income Trusts Liability Act* de l'Alberta est entrée en vigueur. Elle prévoit qu'un porteur de parts n'est pas, à titre de bénéficiaire, responsable pour tout geste ou toute faute, obligation ou responsabilité du fiduciaire qui survient après l'entrée en vigueur de la disposition concernée de la loi en question.

La déclaration de fiducie d'AltaGas Income Trust prévoit qu'aucun porteur de parts n'engage sa responsabilité relativement à la Fiducie ni aux obligations ou aux affaires de celle-ci, ni pour tout geste ou toute omission du fiduciaire de la Fiducie, à condition que, si un tribunal juge que la responsabilité des porteurs de parts est engagée, seuls les actifs de la Fiducie pourront être visés par une tentative d'exécution, et cette responsabilité ne pourra être réglée qu'au moyen de ces actifs. La déclaration de fiducie prévoit également que les contrats auxquels la Fiducie est partie devraient contenir des clauses restrictives à l'égard de la responsabilité des porteurs de parts.

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (September 13, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) announced today that a monthly distribution will be paid on October 16, 2006 to holders of record on September 25, 2006, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.17 for each Trust Unit and each Exchangeable Unit.

AltaGas has adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (the Plans) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, and AltaGas Holding Limited Partnership No. 1.

To participate in either of the Plans, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable Plan. See additional information on the Plans on AltaGas' website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

AltaGas **NEWS RELEASE**

ALTAGAS INCOME TRUST CLOSES PROCESSING PLANT ACQUISITIONS

Calgary, Alberta (September 25, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced it has closed the previously announced acquisition of the new 10 Mmcf/d Clear Hills sour gas processing facility and an associated 16 kilometre sour gas gathering line in Northwest Alberta for a total of approximately $15 million. The pipeline will connect a number of existing producer wells east of the plant, in what is expected to be an active drilling area.

AltaGas will own 100 percent of the Clear Hills Gas Plant, which will consist of gathering pipelines, inlet separation, compression, refrigeration, amine sweetening and acid gas flaring facilities. AltaGas will also operate the plant, which began commercial operation last week.

AltaGas also acquired an increased interest in the Pouce Coupe processing plant and related assets for approximately $1 million. This brings AltaGas' interest in the plant and related facilities to 75 percent, effective July 1, 2006.

David Cornhill, Chairman, President and CEO of AltaGas said, "The Clear Hills Gas Plant is an excellent addition to our expansion in Northwest Alberta, and increases our overall sour gas processing capability."

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca